Filed pursuant to Rule 424(b)(4)
Registration No. 333-194191

PROSPECTUS

15,300,000 American Depositary Shares

Tarena International, Inc.

Representing 15,300,000 Class A Ordinary Shares

Tarena International, Inc. is offering 11,500,000 American depositary shares, or ADSs, and the selling shareholders are offering 3,800,000 ADSs. Each ADS represents one Class A ordinary share, par value $0.001 per share. We will not receive any proceeds from the ADSs sold by the selling shareholders. This is our initial public offering, and no public market exists for our ADSs or our Class A ordinary shares.

Upon the completion of this offering, we will have a dual class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon the completion of this offering, our existing shareholders will own an aggregate of 33,857,389 Class B ordinary shares, which will represent 95.3% of the then total voting power of our outstanding shares, assuming the underwriters will not exercise their option to purchase additional ADSs.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “TEDU.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15.

PRICE US$9.00 PER ADS

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$9.00	$137,700,000
Underwriting discount	$0.63	$9,639,000
Proceeds, before expenses, to us	$8.37	$96,255,000
Proceeds, before expenses, to the selling shareholders	$8.37	$31,806,000

The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting (Conflict of Interest).”

The underwriters may also purchase up to an additional 2,295,000 ADSs from a selling shareholder at the initial public offering price, less underwriting discounts and commissions.

Delivery of the ADSs will be made on or about April 8, 2014.

Goldman Sachs (Asia) L.L.C.	Credit Suisse

Jefferies

Oppenheimer & Co.

The date of this prospectus is April 2, 2014.

Tarena
Technology
达内科技

A leading provider of professional education services in China.

Have trained 130,000 students and
placed students with approximately 35,000 corporate employers since 2002.

TARENA
0100011010011101
ANDROID
.NET C++
PHP iOS
0100011010011101
ONLINE SALES & MARKETING
PHP
JAVA
130,000 STUDENTS
EMBEDDED
WE ARE THE LARGEST IT PROFESSIONAL EDUCATION SERVICE PROVIDER IN CHINA
AS MEASURED BY REVENUES IN 2013 ACCORDING TO IDC
BEIJING
JAVA
0100011010011101011101
DIGITAL ART
130,000 STUDENTS
iOS
APPROXIMATELY 35000 CORPORATE EMPLOYERS
0100011010011101
SOFTWARE TESTING
0100011010011101
.NET
010001 iOS
0100011010011101 SHANGHAI
APPROXIMATELY 35000 CORPORATE EMPLOYERS
LINUX & NETWORK ENGINEERING
0100011010011101
130,000 STUDENTS
PHP

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading provider of professional education services in China. Our core strength is in IT professional education services, where we are the largest provider in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. Since our inception in 2002, we have trained over 130,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 35,000 corporate employers in a variety of industries. Our six-month post-course job placement rates for students enrolled in 2011 and 2012 have averaged over 90%. The average starting salary of our students enrolled in 2012 was 14.3% higher than the national average of college graduates in 2012, calculated based on data from IDC.

We have an innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system, named the Tarena Teaching System, or TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance.

We currently offer courses in nine IT subjects and two non-IT subjects. Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We believe we have successfully established “Tarena ( )” as a respected professional education brand known for high teaching quality and an excellent student placement track record. In 2013, we were recognized as the Outstanding Training Institute by China’s Ministry of Industry and Information Technology, or the MIIT.

With a strong commitment to career services, we have established an outstanding job placement record and a broad network of corporate employers. Our team of over 200 career counselors advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We have over 100 employer cooperation representatives who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including global Fortune 500 companies and leading technology companies. Our access to a large number of corporate employers is appealing to potential students, which in turn contributes to our student enrollment growth and further allows us to provide a larger pool of qualified candidates to employers.

Capitalizing on our innovative education platform, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. We deliver high quality lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 92 directly operated learning centers in 33 cities in China as of December 31, 2013. Compared to traditional classroom-based teaching, which requires hiring and training of instructors for local sites, we are able to expand our geographic footprint and class sizes without impacting the quality of our course offerings because we are generally able to provide our students across China with equal access to the same group of instructors. For our most established Java course, our student-to-instructor ratio increased from 1,624-to-1 in 2011 to 3,276-to-1 in 2013, and the average net revenues per instructor for our Java course increased from approximately US$2.7 million in 2011 to approximately US$6.9 million in 2013.

We have experienced significant growth in recent years. Our student enrollments grew from 16,282 in 2011 to 46,458 in 2013, representing a compound annual growth rate, or CAGR, of 68.9%. Our net revenues increased from US$25.7 million in 2011 to US$92.8 million in 2013, representing a CAGR of 89.9%. A substantial portion of our total net revenues are generated from Java courses, which contributed 70.6%, 71.3% and 59.3% of our total net revenues in 2011, 2012 and 2013, respectively. Our net income increased from US$0.7 million in 2011 to US$14.0 million in 2013.

Tarena International, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Beijing Tarena holds an Internet content provider license, or ICP license, that is necessary for the operation of our website, www.it211.com.cn, which primarily conducts marketing activities for us. We are currently not eligible as a foreign-invested enterprise to hold an ICP license. If Beijing Tarena or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over Beijing Tarena. If we are unable to maintain effective control over Beijing Tarena, we would not be able to continue to use the ICP license to operate our www.it211.com.cn website.

Our Value Proposition to Students and Employers

Our services bridge the gap between students’ need for practical training and employers’ demand for trained professionals.

•	Value proposition to students: For students, we provide practical training necessary to succeed in highly competitive professional job markets. Our job-oriented education offers students valuable practical skills that post-secondary institutions in China are less-equipped to provide. In addition, our personalized job placement services prepare students to perform well in the recruiting and interview processes.

•	Value proposition to employers: For employers, we provide a large and stable pool of job-ready prospective employees and tailored recruitment services that meet their hiring needs in a cost-effective and time-efficient manner. We address their needs for skilled entry-level professionals by closely aligning our course offerings with the practical knowledge needed in the marketplace.

Our Industry

We define the professional education services market in China as non-degree granting, post-secondary education programs focused on professional career advancement. China’s professional education services market is rapidly growing as a result of favorable economic and demographic trends, an intensely competitive employment market, a significant demand and supply gap for qualified skilled professionals and governmental support. According to IDC, the market size of professional education services in China, which includes industries with high employment demand such as IT, computer graphics, online marketing, finance and accounting and management, grew from RMB48.8 billion (US$8.1 billion) in 2010 to RMB67.5 billion (US$11.1 billion) in 2013, representing a CAGR of 11.4% and is projected to grow to RMB89.0 billion (US$14.7 billion) in 2017, representing a CAGR of 7.2% from 2013 to 2017.

In addition, the professional education services market in China is highly fragmented with no single company holding significant market share. We believe this fragmentation enables market players with high quality curricula and a track record of delivering strong educational outcomes to attract more students and grow market share.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•	highly innovative and effective education platform;

•	scalable and efficient business model;

•	respected brand known for high quality professional education;

•	outstanding job placement record supported by our access to a broad network of corporate employers; and

•	experienced management team with a proven track record.

Our Strategies

We are dedicated to improving careers and changing lives by delivering high quality professional education services. Our goal is to become the world’s leading and most innovative professional education services provider. We intend to achieve our goal by pursuing the following strategies:

•	grow our student enrollments;

•	expand our course offerings;

•	continuously enhance the quality of our education services; and

•	expand our corporate employer network.

Our Challenges

The successful execution of our strategies is subject to risks and uncertainties related to our business and industry, including those relating to:

•	our ability to continue to attract students to enroll in our courses;

•	our ability to continue to recruit, train and retain qualified instructors and teaching assistants;

•	our ability to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the professional job market;

•	our reliance on Java and C++ courses for a substantial portion of our net revenues, and a decrease in the popularity and usage of Java and/or C++ in the IT industry would have a material adverse effect on our business and results of operations;

•	our ability to maintain or enhance our brand recognition;

•	our ability to maintain our high job placement rate for our students;

•	our ability to maintain our cooperative relationships with financing service providers for student loans;

•	our ability to control rental costs, obtain leases at desired locations at reasonable prices and protect our leasehold interests; and

•	the possibility that certain of our learning centers may be deemed by PRC government authorities to be operating beyond their authorized business scope or without proper license or registration, and that we may be subject to fines, confiscation of gains derived from such learning centers and suspension of those certain learning centers as a result; 21.3% of our student enrollments in 2013 were from learning centers operating outside their authorized scope of business in their business licenses and 11.4% of our student enrollments in 2013 were from learning centers operated by schools outside their approved districts or without proper registration.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc. was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. We established Tarena Hong Kong Limited, or Tarena HK, as our wholly-owned subsidiary in October 2012. Tarena HK wholly owns Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, an entity that we established in January 2013.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated variable interest entities, or VIEs, and their subsidiaries and schools. On January 30, 2012, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena Software Technology Co., Ltd., or Shanghai Tarena. We expect to continue to control and consolidate Beijing Tarena, which holds an ICP license that is necessary for the operation of our www.it211.com.cn website. For a detailed description of the risks associated with our corporate structure and the contractual arrangements we have entered into with our VIEs, see “Risk Factors—Risks Related to Our Corporate Structure.”

The table below sets forth the respective revenues contribution and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)		Total Assets(1)
	For the year ended December 31, 2012	For the year ended December 31, 2013	As of December 31, 2013
Tarena and its wholly-owned subsidiaries	67.7%	92.0%	96.8%
Consolidated VIEs	32.3%	8.0%	3.2%

Total	100%	100%	100%

Note:
(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

A list of our subsidiaries and VIEs is filed as exhibit 21.1 to the registration statement to which this prospectus is a part. The following diagram illustrates our current corporate structure:

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han and Mr. Jianguang Li own 49% and 51% of the equity interest in Shanghai Tarena, respectively.
(3)	Shanghai Tarena is in the process of voluntary winding down.
(4)	Tarena (Wuhan) Technology Co., Ltd., which is a wholly-owned subsidiary of Tarena Tech, wholly owns Wuhan Tarena Software Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Tarena Professional Education School.
(5)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School and Nanjing Tarena Professional Education School; De Xun Wang is the principal of Guangzhou Tarena Professional Education School and Shenzhen Bao’an Tarena Professional Education School; Xuefeng Lu is the principal of Harbin Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Ning Ding is the principal of Kunming Guandu Tarena Professional Education School; and Nini Tong is the principal of Zhuhai Tarena Professional Education School.

Corporate Information

Our current principal executive offices are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, 100098, PRC. Our telephone number at this address is +86 10 6213-5687. Pursuant to our agreement with the local government in Hangzhou, China, we placed certain of our management and administrative functions in our offices in Hangzhou. Our executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou, 310000, PRC. Our telephone number at this address is +86 571 5602 9509. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Our website is www.tarena.com.cn. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refer to American depositary shares, representing our Class A ordinary shares; each ADS represents one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“IT” refers to information technology;

•	“ordinary shares” refer to the Class A and Class B ordinary shares of Tarena, par value US$0.001 per share;

•	“preferred shares” refer to Series A, Series B and Series C convertible and redeemable preferred shares of Tarena, par value US$0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“variable interest entities,” or “VIEs,” refer to Beijing Tarena Jinqiao Technology Co., Ltd. and Shanghai Tarena Software Technology Co., Ltd., which are domestic PRC companies in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. being the primary beneficiary of, these companies; Shanghai Tarena Software Technology Co., Ltd. is in the process of voluntary winding down;

•	“we,” “us,” “our company,” “our,” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and, in the context of describing our operations and consolidated financial information, also include its subsidiaries, schools, VIEs, subsidiaries of VIEs and schools of VIEs.

We gather data on post-course job placement rates and average starting salary by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a year by dividing the number of job-seeking students enrolled in such year who indicated that they had begun employment within six months of graduation by the total number of job-seeking students enrolled in such year. We calculate the average starting salary of our students for a year by averaging the starting salary reported by job-seeking students enrolled in such year who indicated that they had begun employment within six months of graduation.

We calculate the student-to-instructor ratio and the average net revenues per instructor for our Java courses for a period using the average number of instructors for such period, which is computed by adding the number of Java instructors at the beginning of such period and at the end of such period, and then dividing the sum by two.

We calculate the retention rate of our instructors in a year by dividing the number of instructors at the end of such year by the sum of the number of instructors at the beginning of such year and the number of newly hired instructors in such year.

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Certain operating data, economic and market data and regulatory information shown in Renminbi amounts in this prospectus are accompanied by translations into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this prospectus were made at RMB6.0537 to US$1.0000, the noon buying rate for December 31, 2013 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On March 28, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2117 to US$1.0000.

The Offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	US$9.00 per ADS.

ADSs offered by us	11,500,000 ADSs.

ADSs offered by the selling shareholders	3,800,000 ADSs.

Concurrent Private Placement	Concurrently with, and subject to, the completion of this offering, New Oriental Education & Technology Group Inc., the largest provider of private educational services in China and a non-US entity, has agreed to purchase from us US$13.5 million of our Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio, or an aggregate of 1,500,000 Class A ordinary shares at a price of US$9.00 per Class A ordinary share. Our proposed issuance and sale of Class A ordinary shares to New Oriental Education & Technology Group Inc. is being made through a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S promulgated under the Securities Act. Under the subscription agreement executed on March 19, 2014, the completion of this offering is the only substantive closing condition precedent for this private placement, and if this offering is completed, this private placement will be completed at the same time as the completion of this offering. New Oriental Education & Technology Group Inc. has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary shares outstanding immediately after this offering

We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. Immediately upon the completion of this offering, 50,657,389 ordinary shares will be outstanding, comprised of (i) 16,800,000 Class A ordinary shares, par value US$0.001 per share (or 19,095,000 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), including 1,500,000 Class A ordinary shares we will issue in the concurrent private placement, and (ii) 33,857,389 Class B ordinary shares, par value US$0.001 per share (or 31,562,389 Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs in full). Class B ordinary shares outstanding immediately after the completion of this offering will represent 66.8% of our total outstanding shares and 95.3% of the then total voting power (or 62.3% of our total outstanding shares and 94.3% of the then total voting power if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	15,300,000 ADSs (or 17,595,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents one Class A ordinary share, par value US$0.001 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 11,500,000 Class A ordinary shares represented by our ADSs in this offering. In addition, we will issue 1,500,000 Class A ordinary shares to New Oriental Education & Technology Group Inc. in the concurrent private placement.

All of our existing ordinary shares will be redesignated as Class B ordinary shares and all of our outstanding preferred shares will be redesignated or automatically converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

Immediately upon the completion of this offering, we will have 33,857,389 Class B ordinary shares outstanding.

Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share on all matters subject to shareholders’ vote.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

See “Description of Share Capital.”

Option to purchase additional ADSs	IDG Technology Venture Investments, LP, one of the selling shareholders, has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 2,295,000 ADSs.

Use of proceeds	The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placement primarily for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure, capital expenditures, improving facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, our directors and executive officers, our existing shareholders certain of our option holders and New Oriental Education & Technology Group Inc. have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed NASDAQ Global Select Market symbol	Our ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “TEDU.” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on April 8, 2014.

Depositary	Citibank, N.A.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 765,000 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.

Conflicts of Interest	Goldman Sachs (Asia) L.L.C., one of the participating underwriters, and/or its affiliates beneficially own in excess of 10% of our issued and outstanding shares and as a result are deemed to be our “affiliate” and to have a “conflict of interest” with us within the meaning of the Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121, or Rule 5121. Therefore, this offering will be conducted in accordance with Rule 5121, which requires that Goldman Sachs (Asia) L.L.C. will not make sales to discretionary accounts without the prior written consent of the account holder and that a qualified independent underwriter, or QIU, as defined in Rule 5121, participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is acting as QIU for this offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes re-designation or conversion of all outstanding ordinary shares and Series A, B and C preferred shares into 37,657,389 Class B ordinary shares immediately upon the completion of this offering;

•	includes 1,500,000 Class A ordinary shares we will issue and sell in a concurrent private placement to New Oriental Education & Technology Group Inc., at a price of US$9.00 per Class A ordinary share; and

•	excludes 9,940,614 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$2.46 per share.

Our Summary Consolidated Financial Data and Operating Data

The following summary consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013 and the summary consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Income Data:
Net revenues	25,741	56,820	92,834
Cost of revenues(1)	(8,714)	(17,762)	(29,068)
Gross profit	17,027	39,058	63,766
Operating expenses(1):
Selling and marketing	(7,676)	(16,875)	(30,252)
General and administrative	(7,832)	(9,948)	(16,224)
Research and development	(1,159)	(1,792)	(3,807)
Operating income	360	10,443	13,483
Interest income	275	1,165	1,541
Income before income taxes	840	11,771	16,318
Income tax expense	(139)	(2,219)	(2,271)
Net income	701	9,552	14,047
Net loss attributable to ordinary shareholders	(9,593)	(16,993)	(30,313)
Weighted average number of ordinary shares used in per share calculations:
Basic	12,518,419	10,851,287	10,930,412
Diluted	12,518,419	10,851,287	10,930,412
Loss per ordinary share
Basic and Diluted	(0.77)	(1.57)	(2.77)
Loss per ADS(2)
Basic and Diluted	(0.77)	(1.57)	(2.77)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Cost of revenues	—	—	17
Selling and marketing expenses	1	1	45
General and administrative expenses	59	125	654
Research and development expenses	3	3	48

(2)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	16,197	26,139
Accounts receivable, net of allowance for doubtful accounts	16,984	15,417
Property and equipment, net	8,172	12,806
Total assets	46,870	73,673
Deferred revenue	9,656	15,487
Total liabilities	14,738	25,578
Total mezzanine equity	67,099	111,379
Total shareholders’ deficit	(34,967)	(63,284)

The following tables present our summary operating data as of the dates and for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Student enrollments(1)	16,282	31,340	46,458

Note:

(1)	The number of student enrollments as presented does not include student enrollments at our two franchised learning centers in Taiyuan and Xi’an.

	As of December 31,
	2011	2012	2013
Learning centers(1)	34	57	92

Note:

(1)	The number of learning centers as presented does not include our two franchised learning centers in Taiyuan and Xi’an.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, expand our learning center network and geographic footprint, manage our growth while maintaining consistent and high education quality, broaden our relationships with corporate employers and market our courses effectively to a broader base of prospective students. Furthermore, our ability to attract students also depends on our ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training. If we are unable to continue to attract students to enroll in our courses, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. We recruit dedicated teaching assistants primarily from outstanding graduates of our courses. There is a limited pool of instructors and teaching assistants with these attributes and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, industry standards and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

If we are not able to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the professional job market, our courses may become less attractive to students.

New trends in the global economy and rapid developments in the professional services industries may change the type of skills required for professionals in the marketplace. This requires us to continually develop, update and enhance our course materials to adapt to the needs of the professional job market in China. We may be unable to update our courses in a timely and cost-effective manner, or at all, to keep pace with changes in market requirements. Any inability to track and respond to these changes in a cost-effective and timely manner or to tailor our courses to the professional services markets in China would render our courses less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and cause us to lose market share.

If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, including digital art and online sales and marketing. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

Offering new courses requires us to make investments in content development, recruit and train additional qualified instructors and teaching assistants, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses and may need to modify our systems and strategies to incorporate new courses into our existing course offerings. In offering courses in new subject areas, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified instructors to develop the content for these new courses. If we are unable to offer new courses in a timely and cost-effective manner, our results of operations and financial condition could be adversely affected.

We rely on Java and C++ courses for a substantial portion of our total net revenues, and a decrease in the popularity and usage of Java and/or C++ in the IT industry would have a material adverse effect on our business and results of operations.

A substantial portion of our total net revenues are generated from Java and C++ courses. In 2011, 2012 and 2013, our Java courses contributed 70.6%, 71.3% and 59.3% of our total net revenues, respectively. During the same periods, C++ courses contributed 12.4%, 12.5% and 12.0% of our total net revenues, respectively. The rapid growth of our business has been driven by the popularity and usage of Java and C++ in the IT industry, and we expect net revenues from these two courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java and C++ courses is mainly attributable to the wide adoption of Java and C++ in the IT industry. However, whether Java or C++ as programming languages can maintain their popularity in the industry is beyond our control. Any factor that materially and adversely affects student enrollment in our Java or C++ courses, such as a decrease in the popularity and usage of Java or C++ in the IT industry, would have a material adverse effect on business and our results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our “Tarena ( )” brand has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of this brand is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brand in recent years, including Internet-based marketing and advertising, traditional media advertising and sponsoring industry trade seminars and software design competitions. However, our marketing and promotion efforts may not be successful or may negatively impact our brand recognition and reputation inadvertently. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments.

Our student job placement rate depends on a wide range of external and internal factors. External factors include the macroeconomic conditions, the performance of the professional services sector in China and the recruiting demand of corporate employers. Internal factors include our education quality, the efforts of our career services personnel, our ability to provide adequate staffing to achieve desired results and our relationships with corporate employers. A number of such external and internal factors are outside of our control. Our historical job placement rates have been high, with our six-month post-course job placement rates for students enrolled in 2011 and 2012 have averaged over 90%. However, we cannot assure you that we will be able to maintain our current level of job placement rate for our students in the future. Any decrease in our job placement rate could harm our ability to recruit students, which may materially and adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for professional education services, which could materially and adversely affect our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to market our courses in new markets or promote new courses in existing markets effectively;

•	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;

•	we may fail to identify new cities with sufficient growth potential to expand our network;

•	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;

•	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We have expanded rapidly and we plan to continue to expand our operations in different geographic areas as we address the growth in our customer base and market opportunities. We increased the number of our learning centers from 34 as of December 31, 2011 to 92 as of December 31, 2013. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

The growth of our business is in part dependent on our continuing access to a broad network of corporate employers.

We have placed students with approximately 35,000 corporate employers since our inception. We derive both direct benefits, such as increased enrollment driven by employer-specific customized courses, and indirect benefits, such as higher student job placement rate and strengthening of the Tarena brand, from our access to these corporate employers. We believe our access to a large number of corporate employers in a wide range of industries is one of our core competitive strengths. If our access to these corporate employers were to become constrained or limited, or the benefits we derive from these access were to be diminished, whether by our own actions or actions of our competitors, our growth prospects and our business would be harmed.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be adversely affected if we lose their services.

Our future success depends heavily upon the continuing services of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain experienced and passionate instructors, regional managers and other key personnel on acceptable terms, our business, financial conditions and results of operations could be adversely affected. We will need to continue to hire additional personnel, especially qualified instructors and regional managers, as our business grows. A shortage in the supply of personnel with requisite skills or our failure to attract and retain high quality executives or key personnel could impede our ability to increase revenues from our existing courses, to launch new course offerings and to expand our operations and would have an adverse effect on our business and financial results.

Mr. Shaoyun Han, our founder, chairman and chief executive officer, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Han’s expertise in, and familiarity with, our business operations, his leadership, and his reputation in the professional education services industry. If Mr. Han is unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. We do not maintain key man insurance on Mr. Han.

The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education. Under these PRC laws and regulations and related administrative requirements, to provide professional education services, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from the human resources and social security authorities under the Law for Promoting Private Education, and such school can then establish and operate learning centers within the approved districts to provide professional education services, provided that learning centers located outside the registered address of the private schools shall be registered with original approving authorities. Alternatively, a company may obtain approval from the competent industry and commerce administration authorities to include the relevant professional education services in the authorized scope of business as specified in the business licenses of such company. A company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches.

However, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. Although some cities, such as Beijing, Shanghai and Hangzhou, allow companies to include “professional education services” in their business scope, the industry and commerce administration authorities in certain other areas have adopted regional policies of not allowing “professional education services” or similar statement to be included in the business scope of any company. In addition, when we applied for school permits or registrations of learning centers, the local human resources and social security authorities in some cities in China have either informed us that no school permits will be issued to new private schools in their jurisdictions or that they do not permit new learning centers established by private schools to be registered. These regional policies and practices have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations.

We use both ways discussed above to establish learning centers. As of December 31, 2013, we operated a total of 92 learning centers, of which 29 were operated by schools and 63 were operated by our subsidiaries. Among the learning centers currently operated by our subsidiaries, 24 are operated by our subsidiaries or their registered branches that have neither professional education services nor education information-related consultation as an authorized scope of business in their licenses as of the date of this prospectus, and these learning centers in the aggregate accounted for 21.3% of our student enrollments in 2013. We were not able to include professional education services in these companies’ authorized business scope mainly because the industry and commerce administration authorities in the relevant areas have a general local policy prohibiting the inclusion of “professional education services” in the business scope of any company. In addition, eight learning centers are operated by our subsidiaries that only have “education information-related consultation” rather than “professional education services” in their respective authorized scopes of business as of the date of this prospectus, and these learning centers in the aggregate accounted for 6.4% of our student enrollments in 2013. The difference between “educational services” and “education information-related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information-related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar statement. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 (US$1,652) to RMB100,000 (US$16,519), or may be ordered to cease its operation. We have been fined once for RMB50,000 (US$8,259) for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of the date of this prospectus, three of our learning centers are operated by schools outside their approved districts without obtaining relevant licenses and permits, and 14 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 (US$1,652) to RMB50,000 (US$8,259), confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 17 learning centers in the aggregate accounted for 11.4% of our total student enrollments in 2013. We were unable to obtain the requisite permits or make the required filings in some districts because the local authorities discontinued granting permits or accepting filings for administrative reasons for a period of time. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the IT professional education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we also face competition for student enrollment from existing large online and offline providers of professional education services, as well as smaller regional professional education services providers in China.

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our profitability.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans.

A significant portion of our students rely on loans provided or arranged by Bank of Beijing Consumer Finance Company, or BOB CFC, and CreditEase Business Consulting (Beijing) Co., Ltd., or CreditEase, to pay our tuition fees. Historically, a significant portion of our students also relied on loans arranged by Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, to pay our tuition fees. Chuanbang is owned by Mr. Shaoyun Han, our chief executive officer. We have entered into a cooperative agreement with BOB CFC pursuant to which BOB CFC provides loans to our students for the payment of our tuition fees. We have also entered into agreements with CreditEase and Chuanbang, whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2013, 56.9% of our students took out loans provided or arranged by these three financing service providers to pay for our tuition fees. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014.

Our cooperative agreement with BOB CFC, our most important source of student loans, will expire on August 1, 2014, and we may not be able to renew the agreement on commercially reasonable terms or at all. Moreover, BOB CFC and CreditEase have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these two financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. Although person-to-person lending is generally protected as private loans between individuals under PRC law and has flourished in recent years in China, there are uncertainties as to the licensing requirements and the nature of business provided by those intermediaries, such as CreditEase, in facilitating the person-to-person lending. If one or more new PRC laws and/or regulations are passed in the future prohibiting person-to-person lending facilitated by, or imposing significant licensing requirements on, intermediaries such as CreditEase, we cannot assure you that CreditEase will be able to obtain relevant licenses and continue facilitating person-to-person lending in the future. If CreditEase ceases to facilitate person-to-person lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brand and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials, together with our TTS, are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial uncertainties to us. There had been several incidents in the past where third parties used our “Tarena ( )” brand without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may be subject to intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

We cannot assure you that our course materials, other educational contents or other intellectual properties developed or used by us do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. To the extent these employees are involved in content development at our company similar to content development in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future course materials or other content, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative intellectual property rights and be forced to pay fines and damages, any of which may materially and adversely affect our business.

We recruit a significant portion of our students directly from our network of cooperative universities and colleges. If we lose these relationships, or the benefits we derive from these relationships diminish, our growth and our business may be harmed.

We have established various kinds of cooperative relationships with over 500 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, on-campus learning sites and university recruiting promotional events. We recruited approximately 22.9% of our students in 2013 from these universities and colleges. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

All of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates or proof of authorization to lease the properties to us for leased properties of approximately 35,300 square meters, which consisted of approximately 33% of our total leased property as of December 31, 2013. We cannot assure you that title to these properties we currently lease will not be challenged. Furthermore, several of our leased properties are owned by universities or the military or built on allocated land in China. Such properties may not be legally leased to us under PRC law.

Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects.

Geographic concentration of our learning centers may unfavorably impact our operations.

We derive a substantial portion of our net revenues from our learning centers in Beijing. Revenue derived from the learning centers in Beijing accounted for 28.8%, 30.6% and 36.1% of our net revenues in 2011, 2012 and 2013, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing. Furthermore, any natural disaster or health epidemics affecting the Beijing region could significantly impact our operations. We expect that we will continue to derive a substantial portion of our net revenues from Beijing in the near future. Deterioration in economic conditions and the professional services industries in this market could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Although we commenced operations in 2002, our significant business growth and expansion began in 2009. Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. In addition, the professional education services market in China is still at an early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to the professional education services sector in China, changes in spending on professional education services, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indicators of our future performance.

Our ability to broadcast our lectures live and to offer online learning modules on TTS depends upon the performance and reliability of our systems and the Internet infrastructure and telecommunications networks in China.

We deliver live broadcasts of our lectures via dedicated networks provided by China Telecom or China Unicom to terminals located in selected learning centers with high student enrollment and via public Internet infrastructure to other learning centers. Any unscheduled service interruption of the Internet infrastructure and telecommunications networks in China could cause us to be unable to deliver these live broadcasts, forcing us to resort to using pre-recorded lectures in the event of such service interruptions. Our inability to broadcast live lectures during service interruptions may damage the quality of our education and student experience, which may hurt our reputation and negatively impact our financial condition and results of operations. Furthermore, our gross profit and net income could be adversely affected if the prices that we pay for telecommunications and Internet services rise significantly.

Our ability to offer online learning modules also depends on the performance and reliability of the Internet infrastructure in China. Disruptions to the Internet infrastructure of China may deny our students access to the learning functionalities on our TTS, which may hinder students from effectively learning our education contents. Furthermore, increases in the traffic on TTS could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation and negatively affect our revenue growth. We may need to incur additional costs to improve our systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher traffic volume in the future.

Our transition to a new CRM system may materially and adversely affect our operations

We are in the process of switching our customer relationship management, or CRM, system. The new CRM system is developed in-house and is intended to improve functionality and information flow. As with any major new software system, there are inherent risks in the design, construction, implementation and operation of our new CRM system. These risks include the potential failures to properly design the system, to efficiently construct and implement the system and to effectively operate the system. While we believe that our new CRM system will provide the anticipated IT and customer service enhancements we expect, no assurances can be given in this regard. The failure to properly and efficiently complete and operate the new CRM system could disrupt our operations and adversely affect our financial results.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We do not carry any liability insurance for our students at our learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. A liability claim, even of unsuccessful, against us or any of our employees could adversely affect our reputation, enrollment and revenues, causing us to incur substantial expenses and divert the time and attention of our management.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2013, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient personnel with adequate knowledge and experience in accounting for income taxes under U.S. GAAP. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the high tuition fees of our courses, we offered students the installment payment option beginning in 2006, which led to our high historical outstanding accounts receivable. We have gradually reduced the installment payment option starting from 2013. As of December 31, 2012 and 2013, our outstanding accounts receivable, net of allowance for doubtful accounts, were

US$17.0 million and US$15.4 million, respectively. Although we conduct financial evaluations of our students, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environmental and the earnings capacity of our students could negatively impact our ability to collect our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

We have limited insurance coverage for our operations in China.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms render it commercially impractical for us to have such insurance. As a result, we do not have any liability, business interruption, litigation or property insurance coverage for our operations in China. Any uninsured occurrence of personal injury, loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our net revenues and results of operations, primarily due to seasonal changes in student enrollment. Historically, our courses tend to have the largest student enrollment, cash collection and net revenues in the third and fourth quarters. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. For example, we expect our net revenues in the quarter ended March 31, 2014 to be lower than that in the quarter ended December 31, 2013 primarily due to the Chinese New Year holiday consistent with prior years. Our quarterly cost of revenue, selling and marketing expenses, general and administrative expenses and research and development expenses have generally been increasing in absolute amounts during the period from January 1, 2012 to December 31, 2013 as we expanded our network of learning centers, increased the number of our personnel and enhanced our marketing efforts. We expect quarterly fluctuations in our net revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our net revenues grow, these seasonal fluctuations may become more pronounced.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. We currently employ over 3,000 employees in China. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We have granted share options and may grant share options and other share-based awards in the future, which may materially reduce our net income.

We adopted a share incentive plan in 2008, or the 2008 Plan, that permits granting of share options and other share-based awards to our key employees, directors and consultants. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2013, the unrecognized compensation cost related to unvested options that are not contingent upon our IPO amounted to US$4.0 million, which will be recognized over a weighted average period of approximately 3.71 years. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenues due to interruptions in our business operations. Health epidemics such as outbreaks of avian influenza, severe acute respiratory syndrome (SARS) or the influenza A (H1N1), and severe weather conditions such as snow storm and hazardous air pollution, as well as the government measures adopted in response to these events, could require the temporary closure of our learning centers.

Furthermore, our ability to broadcast live lectures and provide our education services through TTS depends on the continuing operation of our technology system, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our technology system could result in interruptions in our services, and our brand could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are sino-foreign joint ventures engaging in the value-added telecommunication business. Due to the foreign ownership restriction on Internet content and other value-added telecommunication services, we operate our www.it211.com.cn website through our VIE, Beijing Tarena. Beijing Tarena holds our ICP license for www.it211.com.cn. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

•	exercise effective financial control over Beijing Tarena;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tarena and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tarena and Tarena Tech, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tarena Tech, Beijing Tarena and its shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIEs will be adopted or if adopted, what they would provide. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of VIE structures, such as ours, in industries subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what such report provides, or whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide.

If we or Beijing Tarena is found to be in violation of any existing or future PRC laws or regulations, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business and operating licenses of our PRC subsidiaries and Beijing Tarena;

•	discontinuing or restricting the conduct of any transactions between our PRC subsidiaries and Beijing Tarena;

•	imposing fines, confiscating the income from Beijing Tarena, or imposing other requirements with which we or Beijing Tarena may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and deregistering the equity pledges of Beijing Tarena; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Our website www.it211.com.cn features sample lecture videos and class materials covering our current course subjects, as well as a few experimental subjects. We provide prospective students with complimentary prepaid cards to purchase sample content on our www.it211.com.cn website. Currently, although www.it211.com.cn does not generate any meaningful revenues for us, it is important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our marketing and promotional activities through www.it211.com.cn.

If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIEs), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIEs and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective on January 30, 2012, foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries and schools. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2013, we operated 29 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 29 learning centers in the aggregate accounted for 30.4% of our total student enrollments in 2013.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the PRC Catalogue for the Guidance of Foreign Investment Industries (Amended) encourages and permit 100% foreign ownership of professional training business in China and the Law for Promoting Private Education does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Law for Promoting Private Education, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Law for Promoting Private Education without violating the Regulations on Operating Chinese-foreign Schools. 11 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of oral inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIEs, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Related to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

Any failure by Beijing Tarena or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If Beijing Tarena or its shareholders fail to perform their obligations under their contractual arrangements with us, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Beijing Tarena were to refuse to transfer their equity interest in Beijing Tarena to us or our designee if we exercise the exclusive option agreements pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective financial control over Beijing Tarena, and our ability to conduct our business may be negatively affected.

If we had direct ownership of Beijing Tarena, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Tarena, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Beijing Tarena and its shareholders of their obligations under the contracts to exercise control over Beijing Tarena. Therefore, our contractual arrangements with Beijing Tarena may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

The shareholders of Beijing Tarena may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Beijing Tarena. The equity interests of Beijing Tarena are held by Mr. Shaoyun Han and Mr. Jianguang Li. The interests of these individuals as the shareholders of Beijing Tarena may differ from the interests of our company as a whole. These shareholders may breach, or cause Beijing Tarena to breach, or refuse to renew, the existing contractual arrangements we have with them and Beijing Tarena, which would have a material and adverse effect on our ability to effectively control Beijing Tarena. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request him to transfer all of his equity ownership in Beijing Tarena to a PRC entity or individual designated by us. We rely on Mr. Shaoyun Han and Mr. Jianguang Li, who are both our directors and who owe a fiduciary duty to our company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Tarena, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our consolidated VIEs may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Tarena Tech and our consolidated VIEs did not represent an arm’s-length price and adjust our consolidated VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated VIEs, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated VIEs for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the ICP license and the domain name for our www.it211.com.cn website.

We do not have priority pledges and liens against Beijing Tarena’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Beijing Tarena undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Beijing Tarena’s assets. If Beijing Tarena liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Beijing Tarena to Tarena Tech under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Beijing Tarena through carefully designed budgetary and internal controls to ensure that Beijing Tarena is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Tarena Tech has the ability, if necessary, to provide financial support to Beijing Tarena to prevent such an involuntary liquidation.

If the shareholders of Beijing Tarena were to attempt to voluntarily dissolve or liquidate Beijing Tarena without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Beijing Tarena’s shareholders to transfer all of their equity ownership interest to a PRC entity or individual designated by us in accordance with the exclusive option agreements with the shareholders of Beijing Tarena. In the event that the shareholders of Beijing Tarena initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Beijing Tarena without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain. The uncertainties in legal proceedings to enforce the terms of the contractual agreements are mainly caused by

PRC laws that prohibit domestic companies holding ICP licenses from assisting foreign investors in conducting value-added telecommunications business in China. Under the MIIT Circular issued by the MIIT in July 2006, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

In China, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are typically executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiaries and our consolidated VIEs have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally store them in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and our consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries and our consolidated VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

We may be subject to significant limitations on our ability to operate private schools, or otherwise be materially and adversely affected by changes in PRC laws governing private education providers.

Under the Law for Promoting Private Education and the Implementation Rules for The Law for Promoting Private Education, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

As of the date of this prospectus, we had two schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns. Unlike typical schools which grant diplomas to students upon graduation, we provide professional education and do not grant any diploma to our students. However, the current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional restrictions on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our schools may be limited.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above, and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a Circular 59 in April 2009, and the SAT issued a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not impose tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of Circular 698.

On March 28, 2011, the SAT released Bulletin [2011] No. 24, or Bulletin 24, to clarify several issues related to Circular 698. Bulletin 24 became effective on April 1, 2011. According to SAT Bulletin 24, the term

“effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

There is little guidance and practical experience as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Moreover, although Circular 698 contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, it remains unclear whether we will be deemed a PRC resident enterprise and whether such exemption will be applicable to the transfer of our shares or ADSs. If any of the previous investments by non-resident investors in our company were determined by the tax authorities to lack reasonable commercial purpose, it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiary is deemed to lack substance, it could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

In December 2007, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT, and the MIIT issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by the SAPPRFT or its local bureaus or completing the relevant registration with the SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. In February 2008, the SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which the SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, the SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We transmit our audio-video educational programs through our TTS system only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of lecture videos on TTS falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospectus.

PRC regulations establish complex approval procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The transfers of our learning centers from our consolidated VIEs to our wholly-owned subsidiaries in China may be subject to such approval procedures, in which case we may need to restructure the ownership and operation of the affected learning centers, and as a result we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules. The M&A Rules, as amended, establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries and schools, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which currently operate 24 of our learning centers themselves or through schools they established, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools currently operating 11 learning centers, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may be need to transfer these companies and schools, including the related learning centers, back to our consolidated VIEs. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Related to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, promulgated in October 2005 a SAFE Circular 75 that requires PRC citizens or residents to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. The term “control” under SAFE Circular 75 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles, or SPVs, or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders and beneficial owners who are PRC citizens or residents. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. See “PRC Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” If our shareholders or beneficial owners who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of

SAFE Circular 75 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to SAFE Circular 75. We would expect these shareholders to also amend their registrations after the completion of this offering as required by PRC law. However, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in full compliance with applicable laws after this offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 75 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “PRC Regulation—Regulation on Employee Stock Option Plans.” We and our PRC employees who have been granted share options and restricted shares will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, the SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. The business scopes of Tarena Tech include research and development of computer software, hardware, internet technology and products and telecommunications technology, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, sales of self-developed products and franchise business operations. The business scopes of Tarena Hangzhou include technology development, technology consulting, technical services, computer software and hardware, network technology, telecommunication technology, services, non-certification computer technology training for adults (excluding business subject to pre-approvals), wholesale and retail of computer software and hardware and telecommunication equipments (excluding equipments subject to national controls and other special controls). Tarena Tech and Tarena Hangzhou may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scopes. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. If we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, the SAFE promulgated in November 2010 a SAFE Circular 59, which requires the relevant government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. The SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund establishment of new PRC subsidiaries by Tarena Tech to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012 with a valid period of three years. Therefore, Tarena Tech is eligible to enjoy a preferential tax rate of 15% until the end of 2014, as long as it maintains the HNTE qualification and duly conducts filing procedures with relevant tax authority regarding the tax incentive. If

Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, one of our PRC subsidiaries, Tarena Hangzhou, has received financial subsidies from PRC local government authority. Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Although our reporting currency is in U.S. dollars, we earn revenues and incur costs and expenses in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of the proceeds from this offering. As the functional currency for our PRC subsidiaries and consolidated VIEs is RMB, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The M&A Rules, among other things, requires offshore SPVs controlled by PRC companies or individuals formed for the purpose of an overseas listing of such PRC companies’ or individuals’ interests in PRC domestic companies, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Han Kun Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•	we were established and Tarena Tech was acquired by us and converted into a wholly foreign owned enterprise before the M&A Rules took effect.

There is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China, respectively. However, it is not clear how these developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeals that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied temporarily the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, or delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Our ADSs have been approved for listing on the NASDAQ Global Select Market. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop or be sustained after this offering. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us, the selling shareholders and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our net revenues, net income and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation, regulatory investigations or other legal proceedings involving us; and

•	detrimental negative publicity about us or our industry.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs or publish unfavorable research about us, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our outstanding shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. Upon the completion of this offering, Mr. Shaoyun Han, our chief executive officer, together with three private equity investors and their affiliates will beneficially own an aggregate of 64.5% of our outstanding shares, or 60.3% if the underwriters exercise their option to purchase additional ADSs in full, representing 88.6% and 87.2% of the then total voting power of our outstanding shares, respectively, taking into account the issuance and sale of a total of 1,500,000 Class A ordinary shares to New Oriental Education & Technology Group Inc. through a concurrent private placement.

As a result of the dual class share structure and the concentration of ownership, our existing shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders and New Oriental Education & Technology Group Inc. may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 15,300,000 ADSs (equivalent to 15,300,000 Class A ordinary shares) outstanding immediately after this offering, or 17,595,000 ADSs (equivalent to 17,595,000 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering and the concurrent private placement, we, our directors and executive officers, our existing shareholders, certain of our option holders and New Oriental Education & Technology Group Inc. have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our preferred shares prior to the completion of this offering are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. In connection with the concurrent private placement, we will enter into a registration rights agreement with New Oriental Education & Technology Group Inc., pursuant to which we will grant New Oriental Education & Technology Group Inc. Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$5.94 per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$3.06 as of December 31, 2013, after giving effect to this offering, the concurrent private placement, and the initial public offering price of US$9.00 per ADS. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective financial control over the operation of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated VIEs for United States federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our consolidated VIEs as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands

(2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2013 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. For more information, see “Use of Proceeds.” You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Global Select Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. These provisions also include permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our courses;

•	our ability to retain and increase our student enrollments;

•	our ability to offer new courses in existing and new subject areas;

•	our ability to maintain and increase the tuition fees of our courses;

•	our ability to deepen and expand our corporate employer relationships;

•	our ability to maintain our relationships with universities and colleges;

•	our future business development, results of operations and financial condition;

•	the expected growth of, and trends in, the markets for our services in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry;

•	our expectation regarding the use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the concurrent private placement of approximately US$107.1 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The primary purposes of this offering and the concurrent private placement are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering and the concurrent private placement. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering and the concurrent private placement, we are permitted under PRC laws and regulations to provide funding to our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.” We plan to use a portion of proceeds from this offering and the concurrent private placement to increase the registered capital of Tarena Hangzhou and will apply for approval from the Investment Promotion Bureau of Hangzhou Economic and Technological Development Zone for such capital increase, and register the change with the Hangzhou Administration for Industry and Commerce and the Zhejiang Bureau of the SAFE. We currently do not plan to use any of the proceeds from this offering or the concurrent private placement to fund the operations of our consolidated VIEs and their related entities.

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We have not previously declared or paid cash dividends, and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 25,430,831 ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares into 25,430,831 ordinary shares upon the completion of this offering, (ii) the sale of 11,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$9.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the sale of 1,500,000 Class A ordinary shares by us to New Oriental Education & Technology Group Inc. through a concurrent private placement at a price of US$9.00 per Class A ordinary share.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands of US$)
Preferred Shares
Series A preferred shares (US$0.001 par value; 7,196,159 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	420	—	—
Series B preferred shares (US$0.001 par value; 7,319,820 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	15,748	—	—
Series C preferred shares (US$0.001 par value; 10,914,852 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	95,211	—	—
Shareholders’ Equity (Deficit)
Ordinary shares (US$0.001 par value; 90,000,000 shares authorized, 12,226,558 shares issued and outstanding on an actual basis; 37,657,389 issued and outstanding on a pro forma basis; 16,800,000 Class A ordinary shares issued and outstanding on a pro forma as adjusted basis and 33,857,389 Class B ordinary shares issued and outstanding on a pro forma as adjusted basis)	12	38	51
Additional paid in capital	—	111,353	218,476
Accumulated other comprehensive income	1,635	1,635	1,635
Accumulated deficit	(64,931)	(64,931)	(64,931)

Total shareholders’ equity (deficit)	(63,284)	48,095	155,231

Total preferred shares and shareholders’ equity (deficit)	48,095	48,095	155,231

Notes:

(1)	The pro forma and pro forma as adjusted information discussed above is illustrative only. Pro forma as adjusted numbers assumes that the underwriters will not exercise their option to purchase additional ADSs.

DILUTION

Our net tangible book value as of December 31, 2013 was approximately US$3.93 per ordinary share and US$3.93 per ADS. Net tangible book value per ordinary share represents the amount of total assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (i) the conversion of all of our Series A, Series B and Series C convertible preferred shares into 25,430,831 ordinary shares, which will occur automatically upon the completion of this offering, (ii) our issuance and sale of 11,500,000 ADSs in this offering, at an initial public offering price of US$9.00 per ADS, and (iii) our issuance and sale of 1,500,000 Class A ordinary shares to New Oriental Education & Technology Group Inc. concurrently with this offering, at a price of US$9.00 per Class A ordinary share, our pro forma net tangible book value at December 31, 2013 would have been US$3.06 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$3.06 per ADS. This represents an immediate increase in net tangible book value of US$1.78 per ordinary share, or US$1.78 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$5.94 per ordinary share, or US$5.94 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis at the initial public offering price per ordinary share of US$9.00 and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$	9.00

Net tangible book value per ordinary share	US$	3.93

Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	1.28

Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares, this offering and the concurrent private placement as of December 31, 2013	US$	3.06

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	5.94

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	5.94

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$9.00 per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (US$)	Percent	US$	US$
Existing shareholders	37,657,389	74.3%	26,985,030	18.7%	0.72	0.72
New investors	13,000,000	25.7%	117,000,000	81.3%	9.00	9.00

Total	50,657,389	100%	143,985,030	100%	2.84	2.84

The discussion and tables above also assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase 9,940,614 ordinary shares are issued and outstanding, at a weighted average exercise price of US$2.46 per ordinary share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our current directors and officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman (Cayman) Limited has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman

Islands. Conyers Dill & Pearman (Cayman) Limited has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc. was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. We established Tarena Hong Kong Limited, or Tarena HK, as our wholly-owned subsidiary in October 2012. Tarena HK wholly owns Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, an entity that we established in January 2013.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. We expect to continue to control and consolidate Beijing Tarena, which holds an ICP license that is necessary for the operation of our www.it211.com.cn website. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIEs, see “Risk Factors—Risk Related to Our Corporate Structure.”

The table below sets forth the respective revenues contribution and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs:

	Net Revenues(1)		Total Assets(1)
	For the year ended December 31, 2012	For the year ended December 31, 2013	As of December 31, 2013
Tarena and its wholly-owned subsidiaries	67.7%	92.0%	96.8%
Consolidated VIEs	32.3%	8.0%	3.2%

Total	100%	100%	100%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

A list of our subsidiaries and VIEs is filed as exhibit 21.1 to the registration statement to which this prospectus is a part. The following diagram illustrates our current corporate structure:

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han and Mr. Jianguang Li own 49% and 51% of the equity interest in Shanghai Tarena, respectively.
(3)	Shanghai Tarena is in the process of voluntary winding down.
(4)	Tarena (Wuhan) Technology Co., Ltd., which is a wholly-owned subsidiary of Tarena Tech, wholly owns Wuhan Tarena Software Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Tarena Professional Education School.
(5)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School and Nanjing Tarena Professional Education School; De Xun Wang is the principal of Guangzhou Tarena Professional Education School and Shenzhen Bao’an Tarena Professional Education School; Xuefeng Lu is the principal of Harbin Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Ning Ding is the principal of Kunming Guandu Tarena Professional Education School; and Nini Tong is the principal of Zhuhai Tarena Professional Education School.

Contractual Arrangements with our VIEs

Because of foreign ownership restriction on Internet content and other value-added telecommunication services in China, we operate our www.it211.com.cn website through our consolidated VIE, Beijing Tarena. Beijing Tarena holds our ICP license for www.it211.com.cn. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

•	exercise effective financial control over Beijing Tarena;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tarena and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contracts by and among Tarena International, Inc., our subsidiary Tarena Tech, our VIE, Beijing Tarena, and the shareholders of Beijing Tarena.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Tarena and Tarena Tech, as amended and restated, Tarena Tech has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by Tarena Tech. Without Tarena Tech’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tarena Tech exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to Tarena Tech at an amount determined solely by Tarena Tech after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Tarena Tech employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the PRC law, Tarena Tech agrees to provide financial support to Beijing Tarena if Beijing Tarena has any operating loss or suffered any critical operation adversity. The term of the agreement will remain effective unless Tarena Tech terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or Tarena Tech to renew its respective business license upon expiration. Without the consent of Tarena Tech, Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney

Pursuant to the power of attorney, as amended and restated, the shareholders of Beijing Tarena each irrevocably appointed Tarena Tech as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Tarena and to exercise all of their rights as a shareholder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing Tarena requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing Tarena, and designate and appoint directors and senior management members. Tarena Tech may assign its rights under this power of attorney to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing Tarena. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tarena.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, the shareholders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee Beijing Tarena’s and Beijing Tarena’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s shareholders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with Changping Bureau of Beijing Administration for Industry and Commerce in December 2013, and will remain binding until Beijing Tarena and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.

Exclusive Option Agreements

Under the exclusive option agreements between Tarena International, Inc., Tarena Tech, each of the shareholders of Beijing Tarena and Beijing Tarena, as amended and restated, each of the shareholders irrevocably granted Tarena International, Inc. or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Tarena. In addition, Tarena International, Inc. has the option to acquire the equity interests of Beijing Tarena for a specified price equal to the loan provided by Tarena Tech to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Tarena International, Inc. or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Tarena International, Inc.’s prior written consent, Beijing Tarena’s shareholders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests in Beijing Tarena held by its shareholders are transferred or assigned to Tarena International, Inc. or Tarena International, Inc.’s designated representatives.

Loan Agreements

Pursuant to the loan agreements between Tarena Tech and each individual shareholder of Beijing Tarena, as amended and restated, Tarena Tech provided loans with an aggregate amount of RMB2 million (US$0.3 million) to the individual shareholders of Beijing Tarena for the sole purpose of providing capital for Beijing Tarena. The loans can only be repaid in a manner determined by Tarena Tech at its sole discretion, which repayment may take the form of transferring the individual shareholders’ equity interest in Beijing Tarena to Tarena or its designated person pursuant to the exclusive option agreements. The loan shall be interest-free, unless the transfer price exceeds the principal of the loan when each individual shareholder of Beijing Tarena transfers his equity interests in Beijing Tarena to Tarena or its designated person(s). Such excess over the principal of the loan shall be deemed the interest of the loan to the extent permitted under PRC law. The term of each loan agreement is ten years from the date of the agreement expiring in 2023 and can be extended with the written consent of both parties before expiration.

Spousal Consent Letters

Ms. Ying Sun, the spouse of Mr. Shaoyun Han, and Ms. Nan Li, the spouse of Mr. Jianguang Li, executed spousal consent letters. Pursuant to the spousal consent letters, each of Ms. Ying Sun and Ms. Nan Li:

•	undertook not to make any assertions in connection with the equity interests in Beijing Tarena held by her spouse;

•	confirmed that her spouse can perform the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney and the amended and restated loan agreements and to further amend or terminate such documents absent authorization or consent from her;

•	undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney and the amended and restated loan agreements; and

•	agreed and undertook to be bound by the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney, the amended and restated loan agreements and the amended and restated exclusive business cooperation agreement and comply with the obligations thereunder as an equity holder of Beijing Tarena if she obtain any equity interests in Beijing Tarena held by her spouse for any reason.

The contractual arrangements by and among Tarena, our subsidiary Tarena Tech, Shanghai Tarena, and the shareholders of Shanghai Tarena are substantially the same as the contractual arrangements discussed above.

In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks relating to our contractual arrangements, please see “Risk Factors—Risks Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	25,741	56,820	92,834
Cost of revenues(1)	(8,714)	(17,762)	(29,068)
Gross profit	17,027	39,058	63,766
Operating expenses(1):
Selling and marketing	(7,676)	(16,875)	(30,252)
General and administrative	(7,832)	(9,948)	(16,224)
Research and development	(1,159)	(1,792)	(3,807)
Operating income	360	10,443	13,483
Interest income	275	1,165	1,541
Income before income taxes	840	11,771	16,318
Income tax expense	(139)	(2,219)	(2,271)
Net income	701	9,552	14,047
Net loss attributable to ordinary shareholders	(9,593)	(16,993)	(30,313)
Weighted average number of ordinary shares used in per share calculations:
Basic	12,518,419	10,851,287	10,930,412
Diluted	12,518,419	10,851,287	10,930,412
Loss per ordinary share
Basic and Diluted	(0.77)	(1.57)	(2.77)
Loss per ADS(2)
Basic and Diluted	(0.77)	(1.57)	(2.77)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands US$)
Cost of revenues	—	—	17
Selling and marketing expenses	1	1	45
General and administrative expenses	59	125	654
Research and development expenses	3	3	48

(2)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,197	26,139
Accounts receivable, net of allowance for doubtful accounts	16,984	15,417
Property and equipment, net	8,172	12,806
Total assets	46,870	73,673
Deferred revenue	9,656	15,487
Total liabilities	14,738	25,578
Total mezzanine equity	67,099	111,379
Total shareholders’ deficit	(34,967)	(63,284)

The following tables present our selected operating data as of the dates and for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Student enrollments(1)	16,282	31,340	46,458

Note:

(1)	The number of student enrollments as presented does not include student enrollments at our two franchised learning centers in Taiyuan and Xi’an.

	As of December 31,
	2011	2012	2013
Learning centers(1)	34	57	92

Note:

(1)	The number of learning centers as presented does not include our two franchised learning centers in Taiyuan and Xi’an.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of professional education services in China. Our core strength is in IT professional education services, where we are the largest provider in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. We currently offer courses in nine IT subjects and two non-IT subjects. Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand.

We have an innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules. For each class, instructors deliver lectures from one classroom in Beijing to both students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance.

Capitalizing on our innovative education platform, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. We deliver high quality lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 92 directly operated learning centers in 33 cities in China as of December 31, 2013. Compared to traditional classroom-based teaching, which requires hiring and training of instructors for local sites, we are able to expand our geographic footprint and class sizes without impacting the quality of our course offerings because we are generally able to provide our students across China with equal access to the same group of instructors. For our most established Java course, our student-to-instructor ratio increased from 1,624-to-1 in 2011 to 3,276-to-1 in 2013, and the average net revenues per instructor for our Java course increased from approximately US$2.7 million in 2011 to approximately US$6.9 million in 2013.

Selected Income Statement Items

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2011, 2012 and 2013, we generated net revenues of US$25.7 million, US$56.8 million and US$92.8 million, respectively. We record tuition fees that we collect in advance as deferred revenues. We historically allowed students to pay our tuition fees within a period of time after graduation. We have gradually phased out this payment option since the beginning of 2013. The gradual cessation of such installment payment option has reduced our outstanding accounts receivable. Starting in 2013, we began to generally collect tuition fees in advance. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of student enrollments. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. We evaluate the market demands for our course offerings and open new learning centers to cater to such demands. Our total student enrollments increased from 16,282 in 2011 to 46,458 in 2013, representing a CAGR of 68.9%. The total number of our learning centers nationwide grew from 34 as of December 31, 2011 to 57 as of December 31, 2012 and to 92 as of December 31, 2013.

Our total student enrollment is affected by the continuing popularity of our existing courses and the number of new courses we offer. Between 2011 and 2013, annual student enrollment in our five main courses, namely Java, C++, Embedded, PHP and Software testing, increased from 15,035 to 37,868, representing a CAGR of 58.7%. To date, our Java and C++ courses remain among the largest and most important courses in terms of revenues and number of student enrollments. We derived approximately 70.6%, 71.3% and 59.3% of our net revenues from our Java course in 2011, 2012 and 2013, respectively. We derived approximately 12.4%, 12.5% and 12.0% of our net revenues from our C++ course in each of 2011, 2012 and 2013. Since 2011, we have developed and launched five new courses. Expanding our course offerings and diversifying our sources of revenues help protect us from potential reduced student enrollments due to down-turns in certain industries or professions.

Our total student enrollment is also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students rely on loans provided or arranged by BOB CFC and CreditEase to pay for our tuition fees. Historically, a significant portion of our students also relied on loans arranged by Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer. In 2013, 56.9% of our students took out loans provided or arranged by these three financing service providers to pay for our tuition fees. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014. We intend to continue our cooperation with BOB CFC in providing loans and CreditEase in providing person-to-person lending services to our students in the future.

Starting from 2011, Chuanbang began to offer person-to-person lending services to our students to help them pay for our tuition fees. In connection with the person-to-person lending services provided by Chuanbang, we serve as a guarantor of the loans taken out by students. We recognized US$6,087, US$70,245 and US$90,490 as guarantee fee revenue in 2011, 2012 and 2013, respectively. We have stopped providing guarantees for any new student loan arranged by Chuanbang since April 2013. We have not generated any interest income in connection with the person-to-person lending services provided by Chuanbang.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes, our standard tuition fees ranged from RMB13,800 (US$2,280) to RMB16,800 (US$2,775) per course in 2013. Our standard tuition fees for our part-time class are typically RMB13,800 (US$2,280) per course. We increased our tuition fees for most of our full-time classes by approximately RMB1,000 (US$165) from RMB13,800 (US$2,280) per course to RMB14,800 (US$2,445) per course in 2012 and further increased such tuition fees by RMB1,000 (US$165) to RMB15,800 (US$2,610) per course in 2013. We believe our high education quality and strong job placement track record have enabled us to charge above-market tuition fees during the past three years.

The actual tuition fees that we charge for our courses may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges. We generally offer a discount of approximately RMB4,000 (US$661) per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2013, we recruited approximately 22.9% of our students from these universities and colleges.

Our tuition fees are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We historically allowed students to pay our tuition fees within a period of time after graduation. We have gradually phased out this payment option since the beginning of 2013. We charge RMB3,000 (US$496) higher in tuition fees to students electing to pay in multiple installments, as compared to students who elect to pay in full upfront.

Cost of Revenues

Our cost of revenues primarily consists of payroll and employee benefits for our instructors (as apportioned based on the amount of time that they devote to teaching), teaching assistants, career counselors and employer cooperation representatives, as well as rental payments for our learning centers, and to a lesser extent, depreciation relating to property and equipment used at our learning centers. The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Personnel cost and welfare	2,901	11.3	6,560	11.5	11,109	12.0
Rental cost	2,312	9.0	5,112	9.0	8,668	9.3
Others	3,501	13.6	6,090	10.8	9,291	10.0

Total cost of revenues	8,714	33.9%	17,762	31.3%	29,068	31.3%

Our cost of revenues is primarily affected by the number of our learning centers. We operated a total of 34, 57 and 92 learning centers as of December 31, 2011, 2012 and 2013, respectively. Our cost of revenues as a percentage of net revenues was 33.9%, 31.3% and 31.3% in 2011, 2012 and 2013, respectively. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Selling and marketing expenses	7,676	29.8	16,875	29.7	30,252	32.6
General and administrative expenses	7,832	30.4	9,948	17.5	16,224	17.6
Research and development expenses	1,159	4.5	1,792	3.2	3,807	4.1

Total operating expenses	16,667	64.7%	28,615	50.4%	50,283	54.3%

Our selling and marketing expenses primarily consist of compensation expenses relating to our personnel involved in selling and marketing, including our enrollment advisors and our university cooperation representatives based at our learning centers, advertising expenses relating to our marketing activities, and, to a lesser extent, travel expenses incurred by our selling and marketing staff. We expect our selling and marketing expenses to increase as we further expand our business.

Our general and administrative expenses primarily consist of compensation expenses relating to our management and administrative personnel. To a lesser extent, our general and administrative expenses include rental and utility costs related to office and administrative functions. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2013.

China

Pursuant to the EIT Law and its Implementation Rules, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to 2014, so long as it completes the filing with the competent tax authority. Tarena Software Technology (Hangzhou) Co., Ltd. was established in 2013 and qualified as an eligible software enterprise, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of December 31, 2012 and 2013 and for the three years ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2013. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related to the lack of sufficient personnel with adequate knowledge and experience in accounting for income taxes under U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do under the Section 404 of the Sarbenes-Oxley Act of 2002. Had we performed a complete assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. We recently hired a chief financial officer with U.S. public company and securities regulation experience and additional finance and accounting personnel, including a finance director and a finance manager with U.S. GAAP and SEC reporting experience and we plan to hire additional personnel with adequate knowledge and experience in dealing with income taxes under U.S. GAAP. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their income tax accounting knowledge under U.S. GAAP; (ii) included the accounting for income taxes in our accounting manual under U.S. GAAP with detailed guidance on accounting policies and procedures and will continue to update the manual as needed; and (iii) begun to prepare technical accounting memos for complex transactions related to income taxes under U.S. GAAP. We will continue to implement measures to remedy our internal control deficiencies in order to meet the requirements under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business—If we fail to implement or maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely impacted.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We derive substantially all of our net revenues from tuition fees, a portion of which we allow qualified students to pay on installment for a period of time exceeding one year. When tuition services are sold on repayment terms that exceed one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the total payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual collection period using the effective interest rate method. The interest rate used to determine the present value of the total amount receivable is the rate at which students can obtain financing of a similar nature from other sources at the date of the transaction. Revenue is presented net of business tax and value added taxes at rates ranging between 3% and 6%, and surcharges.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our students to make payments according to their respective payment plans stipulated on the arrangement. We determine the allowance by analyzing specific students’ accounts that have known or potential collection issues and applying historical loss rates to the aging of the remaining balances of accounts receivable. In the event that we believe an account receivable will become uncollectible, we record an additional provision to increase the allowance for doubtful accounts.

Long-lived assets

Our long-lived assets include property and equipment. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment, including the salvage values, in order to determine the amount of depreciation expense to be recorded during each reporting period. We amortize leasehold improvements of our learning center facilities and offices over the shorter of the lease term or the estimated useful life of the assets. We estimate the useful lives of our other property and equipment at the time the assets are acquired based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may be shortened, which would result in the recognition of increased depreciation expense in future periods. There has been no change to the estimated useful lives or salvage values of our property and equipment in 2011, 2012 and 2013.

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We assess recoverability by comparing the carrying amount of a long-lived asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount exceeds the estimated fair value of the asset or asset group. We estimate the fair value of the asset or asset group based on the best information available, including prices for similar assets, and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset or asset group.

No impairment on our long-lived assets was recognized in 2011, 2012 and 2013.

Share-based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which is generally the vesting period. We have elected to recognize the compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

On September 22, 2008, we adopted the 2008 Plan, pursuant to which we can issue share options and other share-based awards to our key employees, directors and consultants to purchase up to 6,002,020 of our ordinary shares (being retroactively adjusted to reflect the effect of the share split). On November 28, 2012, we increased the number of our ordinary shares authorized for issuance under the 2008 Plan to 8,184,990. Share options issued before September 22, 2008 are also administered under the 2008 Plan. In February 2014, we adopted the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year.

Since January 1, 2004, our board of directors has granted the following options to our executive officers and employees:

	Number of options	Exercise price (US$)	Fair value of ordinary share (US$)
Grant date
Prior to January 1, 2012	7,117,020	0.058-1.00	0.04-0.83
January 1, 2013	2,029,386	1.83	3.75
September 16, 2013	488,424	1.83	5.69
February 20, 2014	1,805,784	1.83-4.36	8.60

In determining the estimated fair value of share options granted to executive officers and certain employees, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the “Level B” recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation for valuation dates prior to September 2013 with the assistance of an independent valuation firm. We obtained a retrospective valuation instead of contemporaneous valuation for valuation dates prior to September 2013, because at that time, our financial and managerial resources were limited. The valuation as of September 2013 was prepared on contemporaneous basis. We are ultimately responsible for all the fair value measurements in relation to the options and ordinary shares.

In determining the fair value of our ordinary shares for the purpose of determining the fair value of the share options, we followed a two-step process. In the first step, the equity value of our company was determined by taking into consideration the income approach, or the discounted cash flow on DCF, method. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects. We therefore did not apply any weight for the market approach to arrive at the equity value of our company and only used the market approach to corroborate the valuation results based on the income approach.

In estimating the total equity value of our ordinary shares, we considered the DCF method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected net revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) compounded annualized growth rates of net revenue range from 19% to 52% for the forecasted period; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 17.5% to 30%. The determined WACC decreased from 30% as of 2004 to 17.5% as of 2013 was due to decrease in uncertainties associated with our financial forecast as we achieved millstones, progressed to later stage of development and developed solid track records.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

We also applied a discount for lack of marketability, or DLOM, ranging from 15% to 35%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current tax laws in countries in which we operate and, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible redeemable preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference, redemption preference and conversion threshold of the preferred shares as exercise price of the call options.

The increase in the fair value of our ordinary shares from US$3.75 per share as of January 1, 2013 to US$5.69 per share as of September 16, 2013 was primarily attributable to the following factors:

•	We offered more courses at our learning centers in 2013. As a result of these offerings, we experienced rapid revenue and student growth in the nine-month period ended September 30, 2013. Our net revenues in the nine-month period ended September 30, 2013 were US$64.5 million, an increase of 64.5% from US$39.2 million in the nine-month period ended September 30, 2012. The number of learning centers increased from 57 as of December 31, 2012 to 86 as of September 30, 2013, and the number of student enrollments increased from 31,340 in 2012 to 33,289 in the nine months ended September 30, 2013, respectively. In view of the above, we adjusted our estimated earning upwards when we prepared financial forecast for valuation as of September 16, 2013, and lowered the discount rate used in valuation from 19.5% as of January 1, 2013 to 17.5% as of September 16, 2013.

•	As we progressed towards an initial public offering, or IPO, leading time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2013 to 15% as of September 16, 2013. We also increased our estimated probability of IPO from 50% to 60%. As preferred shares would be automatically converted into ordinary shares upon IPO, the increase in estimated probability of IPO results in allocation of a higher portion of our business enterprise value to ordinary shares.

The increase in the fair value of our ordinary shares from US$5.69 per share as of September 16, 2013 to US$8.60 per share as of February 20, 2014 was primarily attributable to the following factors:

•	We adjusted our projections upward when preparing our financial forecast to determine the fair value of our ordinary shares as of February 20, 2014 based on the following operational improvements:

(i)	we expanded our new digital arts course offering nationally in the last quarter of 2013;

(ii)	we launched a new online sales and marketing course in November 2013; and

(iii)	in February 2014, we implemented a new pricing strategy resulting in an overall increase in tuition fees.

•	We made the first confidential submission of the draft registration statement on Form F-1 in respect of the proposed IPO in November 2013, increasing the probability of a successful IPO. This resulted in a decrease of the DLOM from 15% as of September 16, 2013 to 5% as of February 20, 2014. Furthermore, we increased the estimated probability of a successful IPO from 60% as of September 16, 2013 to 90% as of February 20, 2014. Because our preferred shares will be automatically converted into ordinary shares upon the IPO, the increase in the estimated probability of the IPO resulted in the allocation of a higher portion of our business enterprise value to our ordinary shares.

•	The determined weighted average cost of capital decreased from 17.5% as of September 16, 2013 to 16.5% as of February 20, 2014 to reflect the decrease in uncertainties associated with our financial forecast, since we achieved our milestones, progressed to later stage of development and maintained a solid track record.

In determining the fair value of share options granted to executive officers and certain employees, we have used the binomial option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares and the expected volatility of the price of the underlying shares for the contract term of the options, are required in order to determine the fair value of the options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options granted in
	2011		2012	2013
Expected volatility		45-46%	—		52%
Expected dividends yield		0%	—		0%
Exercise multiple		2.2	—		2.2
Risk-free interest rate per annum		3.89%-3.93%	—		2.27%-3.38%
Estimated fair value of underlying ordinary shares (per share)	US$	0.63-0.83	—	US$	3.75-5.69

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately held company when we granted these share options.

Since we did not have a trading history at the time the share options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public traded companies engaged in the similar industry.

Income taxes

The realization of the future tax benefits of deferred income tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and any tax planning strategies. In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. All available evidence must be considered in determining the realizability of the deferred income tax assets. Such evidence includes, but is not limited to, the financial performance of subsidiaries and consolidated VIEs, the market environment in which these entities operate, the utilization of past tax credits, and the length of relevant carryforward periods. Sufficient negative evidence, such as a cumulative net loss during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred income tax assets. In view of cumulative losses sustained by our PRC subsidiaries and consolidated VIEs, valuation allowances of US$0.73 million and US$0.60 million were provided as of December 31, 2012 and 2013, respectively. If, in the future, taxable incomes are available for each tax-paying component, the valuation allowances against our deferred income tax assets may be adjusted.

Recently Issued Accounting Policies

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We adopted the new standard on January 1, 2013.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. We expect the adoption of ASU 2013-11 will not have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2011		2012		2013
	US$	%of Net Revenues	US$	%of Net Revenues	US$	%of Net Revenues
	(in thousands, except for percentages)
Net revenues	25,741	100.0%	56,820	100.0%	92,834	100.0%
Cost of revenues(1)	(8,714)	(33.9)	(17,762)	(31.3)	(29,068)	(31.3)

Gross profit	17,027	66.1	39,058	68.7	63,766	68.7
Operating expenses(1):
Selling and marketing	(7,676)	(29.8)	(16,875)	(29.7)	(30,252)	(32.6)
General and administrative	(7,832)	(30.4)	(9,948)	(17.5)	(16,224)	(17.6)
Research and development	(1,159)	(4.5)	(1,792)	(3.2)	(3,807)	(4.1)

Operating income	360	1.4	10,443	18.3	13,483	14.4
Interest income	275	1.1	1,165	2.1	1,541	1.7
Interest expense	—	—	(6)	—	—	—
Other income	205	0.8	169	0.3	1,294	1.4

Income before income taxes	840	3.3	11,771	20.7	16,318	17.5
Income tax expense	(139)	(0.6)	(2,219)	(3.9)	(2,271)	(2.4)

Net income	701	2.7%	9,552	16.8%	14,047	15.1%

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Cost of revenues	—	—	17
Selling and marketing expenses	1	1	45
General and administrative expenses	59	125	654
Research and development expenses	3	3	48

The Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net revenues

Our net revenues increased by 63.4% from US$56.8 million in 2012 to US$92.8 million in 2013. This increase was primarily due to new student enrollments. The number of total student enrollments grew by 48.2% from 31,340 in 2012 to 46,458 in 2013. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. While our existing courses continued to attract increased student enrollments, we launched three new courses in 2013. For example, we launched our digital art course in February 2013, which enrolled 5,003 students in 2013. The number of our learning centers increased from 57 as of December 31, 2012 to 92 as of December 31, 2013 to cater to the increased demand for our courses. To a lesser degree, our net revenues increase was also attributable to the increase of our tuition fees. In 2013, we raised the standard tuition fees on most of our courses by RMB1,000 (US$165) per course.

Cost of Revenues

Our cost of revenues increased by 63.7% from US$17.8 million in 2012 to US$29.1 million in 2013. This increase was primarily due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 921 as of December 31, 2012 to 1,179 as of December 31, 2013. The increase in cost of revenues was also attributable to increased rental payments for our learning centers. The number of our learning centers increased from 57 as of December 31, 2012 to 92 as of December 31, 2013.

Gross Profit

As a result of the foregoing, our gross profit increased by 63.3% from US$39.1 million in 2012 to US$63.8 million in 2013. Our gross profit margin was 68.7% in each of 2012 and 2013.

Operating Expenses

Our operating expenses increased by 75.7% from US$28.6 million in 2012 to US$50.3 million in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 79.3% from US$16.9 million in 2012 to US$30.3 million in 2013. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 959 as of December 31, 2012 to 1,321 as of December 31, 2013. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from US$6.2 million in 2012 to US$12.9 million in 2013. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from US$5.9 million in 2012 to US$11.6 million in 2013, primarily as a result of increased spending on search engine advertising as we expand our network of learning centers.

General and Administrative Expenses.

Our general and administrative expenses increased by 63.1% from US$9.9 million in 2012 to US$16.2 million in 2013 primarily due to increased headcount to support our growing operations from 456 as of December 31, 2012 to 591 as of December 31, 2013 and higher office expenses and office rental payments.

Research and Development Expenses.

Our research and development expenses increased by 112.5% from US$1.8 million in 2012 to US$3.8 million in 2013 primarily due to increased personnel cost and welfare expenses of our instructors allocated to their content development activities for our new courses.

Interest Income, Net

Our net interest income increased from US$1.2 million in 2012 to US$1.5 million in 2013. Our interest income in both periods consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students.

Income Tax Expense

Our income tax expense increased from US$2.2 million in 2012 to US$2.3 million in 2013 due to the increase in our taxable income, partially offset by a decrease in our effective income tax rate. The decrease in our effective income tax rate is primarily due to the effect of the higher proportion of taxable income generated by Tarena Tech which enjoys preferential income tax rate of 15%.

The effective income tax rate of 19% in 2012 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the deemed profit method in determining income tax used by certain of our subsidiaries and consolidated VIEs, and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

The effective income tax rate of 14% in 2013 was lower than the statutory income tax rate of 25% primarily because of the effect of the abovementioned Tarena Tech’s preferential income tax rate and the effect of research and development expenses bonus deduction allowed under PRC tax regulations.

Net Income

As a result of the foregoing, our net income increased from US$9.6 million in 2012 to US$14.0 million in 2013.

The Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net revenues

Our net revenues increased by 120.7% from US$25.7 million in 2011 to US$56.8 million in 2012. This increase was primarily due to new student enrollments. The total number of student enrollments grew by 92.5% from 16,282 in 2011 to 31,340 in 2012. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. Our existing courses continued to attract increased student enrollments and we launched our iOS course in 2012. The total number of our learning centers nationwide increased by 23 from 2011 to 2012 to cater to the increased demand for our courses. To a lesser degree, our net revenues increase was also attributable to the increase of our tuition fees. In 2012, we raised the standard tuition fees on most of our courses by RMB1,000 (US$165) per course.

Cost of Revenues

Our cost of revenues increased by 103.8% from US$8.7 million in 2011 to US$17.8 million in 2012. The increase in cost of revenues was primarily due to an increase in aggregate personnel cost and welfare expenses related to our teaching and advisory staff at our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives increased from 479 as of December 31, 2011 to 921 as of December 31, 2012. The increase in cost of revenues was also attributable to increased rental payments for our learning centers. The number of our learning centers increased from 34 as of December 31, 2011 to 57 as of December 31, 2012.

Gross Profit

As a result of the foregoing, our gross profit increased by 129.4% from US$17.0 million in 2011 to US$39.1 million in 2012. Our gross profit margin increased from 66.1% in 2011 to 68.7% in 2012.

Operating Expenses

Our operating expenses increased by 71.7% from US$16.7 million in 2011 to US$28.6 million in 2012 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 119.8% from US$7.7 million in 2011 to US$16.9 million in 2012. This increase was partially due to our expanded marketing effort, which increased advertising expenses from US$2.2 million in 2011 to US$5.9 million in 2012. The increase in advertising expenses primarily related to greater spending on search engine advertising as we expand our network of learning centers and price increase by major search engines. The increase in selling and marketing expenses was also due to increased personnel cost and welfare expenses related to the growth of our selling and marketing headcount from 528 as of December 31, 2011 to 959 as of December 31, 2012. The amount of personnel cost and welfare expenses related to our selling and marketing staff increased from US$2.8 million in 2011 to US$6.2 million in 2012.

General and Administrative Expenses

Our general and administrative expenses increased by 27.0% from US$7.8 million in 2011 to US$9.9 million in 2012, due to increased headcount to support our growing operations from 243 as of December 31, 2011 to 456 as of December 31, 2012 and higher office expenses and office rental. In 2011, in connection with the issuance of Series C convertible redeemable preferred shares, we incurred compensation charge of US$2.5 million in relation to ordinary share repurchases from Connion Capital Limited, a company owned by Mr. Shaoyun Han. The amount represents the excess between the repurchase price of our ordinary shares and the fair value of our ordinary shares on the date of repurchase.

Research and Development Expenses.

Our research and development expenses increased by 54.6% from US$1.2 million in 2011 to US$1.8 million in 2012 primarily due to increased personnel cost and welfare expenses of our instructors allocated to their content development activities.

Interest Income, Net

Our net interest income increased from US$0.3 million in 2011 to US$1.2 million in 2012. Our interest income in both years consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students.

Income Tax Expense

Our income tax expense increased significantly from US$0.1 million for the year ended December 31, 2011 to US$2.2 million for the year ended December 31, 2012, primarily due to the increase in our taxable income and an increase in our effective income tax rate. The increase in our effective income tax rate is primarily due to a number of our previously loss-making learning centers becoming profitable in 2012.

The effective income tax rate of 17% for the year ended December 31, 2011 was lower than the statutory income tax rate of 25% primarily because of the reduction in valuation allowance for the deferred income tax assets of certain of our subsidiaries and consolidated VIEs, and the deemed profit method in determining income tax used by certain of our subsidiaries and consolidated VIEs, which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues, partially offset by our non-PRC entities not subject to income taxes.

The effective income tax rate of 19% for the year ended December 31, 2012 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the deemed profit method in determining income tax used by certain of our subsidiaries and consolidated VIEs, and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased from US$0.7 million in 2011 to US$9.6 million in 2012.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from January 1, 2012 to December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited condensed consolidated quarterly results of operations includes all adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
			(in thousands of US$)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	8,147	13,318	17,721	17,634	15,142	20,826	28,491	28,375
Cost of revenues(1)	(3,124)	(3,634)	(4,971)	(6,033)	(6,014)	(6,616)	(8,017)	(8,421)

Gross profit	5,023	9,684	12,750	11,601	9,128	14,210	20,474	19,954
Operating expenses(1):
Selling and marketing	(2,982)	(4,000)	(4,523)	(5,370)	(5,518)	(7,671)	(8,672)	(8,391)
General and administrative	(2,076)	(2,296)	(2,467)	(3,109)	(3,221)	(3,804)	(4,182)	(5,017)
Research and development	(364)	(447)	(433)	(548)	(627)	(996)	(997)	(1,187)

Operating income (loss)	(399)	2,941	5,327	2,574	(238)	1,739	6,623	5,359
Interest income	233	261	238	433	293	512	639	97
Interest expense	(5)	(1)	—	—	—	—	—	—
Other income	86	52	9	22	1	38	95	1,160

Income (loss) before income taxes	(85)	3,253	5,574	3,029	56	2,289	7,357	6,616
Income tax benefit (expense)	17	(596)	(949)	(691)	(10)	(407)	(1,331)	(523)

Net income (loss)	(68)	2,657	4,625	2,338	46	1,882	6,026	6,093

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
			(in thousands of US$)
Cost of revenues	—	—	—	—	4	4	4	4
Selling and marketing expenses	—	—	—	—	11	11	11	11
General and administrative expenses	31	31	31	31	149	149	158	198
Research and development expenses	1	1	1	1	12	12	12	12

The growth of our quarterly net revenues was primarily driven by the increases in student enrollments over the eight quarters in the period from January 1, 2012 to December 31, 2013. The following table sets forth our student enrollments for each of the eight quarters in the period from January 1, 2012 to December 31, 2013:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Student enrollments(1)	6,239	8,618	8,354	8,129	8,473	11,341	13,475	13,169

Note:

(1)	The number of student enrollments as presented does not include student enrollments at our two franchised learning centers in Taiyuan and Xi’an.

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Historically, we typically generate the highest net revenues in the third and fourth quarters because of the increased student enrollments during summer vacation. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. For example, we expect our net revenues in the quarter ended March 31, 2014 to be lower than in the quarter ended December 31, 2013 primarily due to the Chinese New Year holiday consistent with prior years. Our quarterly cost of revenue, selling and marketing expenses, general and administrative expenses and research and development expenses have generally been increasing in absolute amounts during the period from January 1, 2012 to December 31, 2013 as we expanded our network of learning centers, increased the number of our personnel and enhanced our marketing efforts. We may experience fluctuations in our quarterly results of operations after this offering, for the reasons given above or other reasons, which may be significant. See also “Risk Factors—Risks Related to Our Business—Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.”

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our preferred shares. As of December 31, 2013, we had US$38.3 million in cash, cash equivalents and time deposits and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash and cash equivalents of our consolidated VIEs, in the amount of US$0.2 million as of December 31, 2013, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits represent certificates of deposit and those that mature over one year as of the balance sheet date are included in non-current assets.

We believe that our current cash, cash equivalents and time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Net cash provided by (used in) operating activities	(1,004)	7,444	29,706
Net cash used in investing activities	(1,563)	(7,915)	(19,537)
Net cash provided by (used in) financing activities	17,560	(227)	(591)
Net increase (decrease) in cash and cash equivalents	15,081	(653)	9,942
Cash and cash equivalents at the beginning of the year	1,769	16,850	16,197
Cash and cash equivalents at end of the year	16,850	16,197	26,139

Operating Activities

Net cash provided by operating activities increased to US$29.7 million in 2013 from US$7.4 million in 2012, primarily due to an increase of approximately US$48 million in cash collected from our students in 2013, which were partially offset by an increase of approximately US$25 million in cash operating expenditures and an increase of approximately US$1 million in income tax payment in 2013.

Net cash provided by operating activities was US$7.4 million in 2012 compared with net cash used in operating activities of US$1.0 million in 2011, primarily due to an increase of approximately US$28 million in cash collected from our students in 2012, which were partially offset by an increase of approximately US$20 million in cash operating expenditures and an increase of approximately US$1 million in income tax payment in 2012.

Investing Activities

We lease all of our facilities. Our cash used in investing activities is primarily related to leasehold improvements, purchase of property and equipment, and investments in time deposits and short-term financial products.

Net cash used in investing activities was US$19.5 million in 2013, consisting of purchases of property and equipment, including computers and servers, of approximately US$9 million in connection with the expansion of our network of learning centers; purchase of time deposits of approximately US$17 million; purchase of short-term investment in the amount of approximately US$11 million; and partially offset by the maturity of short-term investment of approximately US$11 million, maturity of time deposits of approximately US$6 million, and proceeds from repayment of housing loans from employees in the amount of approximately US$1 million.

Net cash used in investing activities was US$7.9 million in 2012, consisting of purchases of property and equipment, including computers and servers, of approximately US$7 million in connection with the expansion of our network of learning centers, purchase of time deposits of approximately US$1 million and issuance of housing loans to employees in the amount of approximately US$1 million, partially offset by the maturity of time deposits in the amount of approximately US$1 million. Our loans to employees were aimed at helping them finance their purchase of apartments. Our loans issued to our employees in 2012 have been collected as of December 31, 2013.

Net cash used in investing activities was US$1.6 million in 2011, consisting of purchase of equipment of approximately US$3 million in connection with the expansion of our network of learning centers, partially offset by the maturity of time deposits of approximately US$1 million.

Financing Activities

Net cash used in financing activities in 2013 was US$0.6 million, which was primarily attributable to the payment of costs related to this offering in the amount of US$0.5 million.

Net cash used in financing activities in 2012 was US$0.2 million.

Net cash provided by financing activities in 2011 was US$17.6 million, which was primarily attributable to our issuance of Series C preferred shares, which contributed approximately US$20 million in cash after deducting payment of relevant issuance costs, partially offset by our repurchase of certain ordinary shares from Connion Capital Limited, a company wholly owned by Mr. Shaoyun Han, of approximately US$3 million.

Capital Expenditures

Our capital expenditures are primarily related to leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were US$2.9 million, US$7.2 million and

US$9.1 million in 2011, 2012 and 2013, respectively. We intend to continue to lease facilities for our learning centers in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment due by December 31,
	Total	2014	2015	2016	2017	2018	2019 and thereafter
	(in thousands of US$)
Operating lease commitments(1)	26,227	9,085	6,198	3,868	2,737	1,307	3,032

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2013, we had US$2.8 million in statutory surplus reserves that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional US$12.0 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2013, we had US$0.9 million in statutory development fund that are not distributable as cash dividends.

Off-Balance Sheet Commitments and Arrangements

Starting from 2011, Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer, began to offer person-to-person lending services to our students to help them pay for our tuition fees. Under the person-to-person lending service, we serve as the guarantor of the loans taken out by students. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. See “Related Party Transactions—Transactions with Shareholders and Affiliates—Transactions with Chuanbang.” As of December 31, 2012 and 2013, our maximum exposure to guarantees of student loans obtained through Chuanbang was US$7.4 million and US$4.4 million, respectively.

Other than the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

We estimate that we will receive net proceeds of approximately US$107.1 million from this offering and the concurrent private placement, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$9.00 per ADS. Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placement into RMB, a 10% depreciation of the U.S. dollar against RMB, from a rate of RMB6.0537 to US$1.00 to a rate of RMB5.4483 to US$1.00, will result in a decrease of RMB64.8 million in our net proceeds from this offering and the concurrent private placement. Conversely, a 10% appreciation of the U.S. dollar against the RMB, from a rate of RMB6.0537 to US$1.00 to a rate of RMB6.6591 to US$1.00, will result in an increase of RMB64.8 million in our net proceeds from this offering and the concurrent private placement.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INDUSTRY

We define the professional education services market in China as non-degree granting, post-secondary education programs focused on professional career advancement. We believe this market is highly attractive due to its large addressable population, strong growth rate and high fragmentation. According to IDC, the professional education services market, which includes IT, computer graphics, online marketing, finance and accounting, and management, grew from RMB48.8 billion (US$8.1 billion) in 2010 to RMB67.5 billion (US$11.1 billion) in 2013, representing a CAGR of 11.4% and is projected to grow to RMB89.0 billion (US$14.7 billion) in 2017, representing a CAGR of 7.2% from 2013. In addition, the professional education services market in China is highly fragmented with no single company holding significant market share. We believe this fragmentation enables market players with high quality curricula and a track record of delivering strong educational outcomes to attract more students and further grow market share.

Key Market Growth Drivers

Growth in China’s professional education services market is a result of a number of factors including favorable economic and demographic trends, an intensely competitive employment market, a significant demand and supply gap for qualified skilled professionals and government support for the professional education services industry.

Favorable economic and demographic trends

China’s rapid economic growth has stimulated increasing spending on professional education services. According to the National Bureau of Statistics of China, or the NBSC, China’s GDP reached RMB51.9 trillion (US$8.6 trillion) in 2012, representing a CAGR of 14.3% from 2007. In addition, annual consumption expenditure on education, cultural and recreational services per capita in urban households reached RMB2,034 (US$336) in 2012, representing a CAGR of 8.9% from 2007, according to the NBSC.

China’s favorable demographic trends, including a large young population and rapid urbanization, have also contributed to the growth of the professional education services market. Based on figures cited in NBSC’s 2013 China Statistical Yearbook, the Chinese population between the ages of 20 and 29 reached 231 million in 2012. China has also experienced tremendous urban population growth, which increased by 105 million from 2007 to 2012, according to the NBSC. Increased urbanization has boosted demand for skilled workers especially in the services industry, further driving growth of the professional education services market.

Intensely competitive employment market

According to the NBSC, the number of college graduates in China increased from 4.5 million in 2007 to 6.2 million in 2012. Given the significant influx of college graduates, we believe China’s employment market for new graduates has become intensely competitive and prospective job seekers are facing increasing challenges in securing employment post-graduation, particularly for more desirable, higher paying jobs. The heightened level of competition is motivating new job market entrants to equip themselves with broader skill sets and more job-ready, practical training, which fosters greater demand for professional education services.

Significant demand and supply gap for qualified skilled professionals

Despite growing demand for qualified skilled professionals in areas such as IT, Chinese universities have not been able to generate a sufficient number of qualified candidates. Universities and colleges in China generally offer fewer courses designed to provide students with practical training and skill sets in preparation for employment. As a result, a significant gap exists between the knowledge that students gain through their university education and the practical skills required for entry-level positions in the competitive professional job market. Professional education services providers are helping to close this gap by offering practical, competency-based training through relatively short and flexible programs and better connections to prospective employers.

Government support for the professional education services industry

The Chinese government has published a series of laws and regulations over the past two decades that are favorable to the professional education services industry. Under the Vocational Education Law of the PRC adopted in 1996, vocational education is recognized as an important path for promotion of economic and social development and higher employment rates. Under the Employment Promotion Law of the PRC that became effective in 2008, enterprises in China are required to set aside financial resources for the skill training and continued education of their employees, which we believe has further encouraged enterprises spending on professional education services. The PRC Catalogue for the Guidance of Foreign Investment Industries (amended) that became effective on January 30, 2012 listed professional education services as an industry in which foreign investments are encouraged by the government. Such government support is expected to foster further expansion of the industry in China.

Learning Modalities

Historically, classroom-based learning has been the most common format for professional education services delivery in China. Classroom-based learning has traditionally been viewed as an effective teaching format due to students’ ability to interact with instructors in person in a closer and more disciplined learning environment. However, classroom-based education services providers generally face the challenge of scalability due to limited availability of high quality teachers and the significant costs associated with expansion of physical learning center networks. In addition, prospective students may not have the ability to physically attend classes on a regular basis and are increasingly demanding more flexible learning formats.

With increasing Internet penetration, online learning has risen in popularity in China’s education services market in recent years. While online learning allows students more flexibility in pursuing their education, it has not achieved widespread acceptance in the professional services market as practical skills training is difficult to do solely online. Without strong education pedigrees, the major online learning players in China have mostly focused on the test preparation market. However, both employers and students are now increasingly focusing on practical training for job-ready skills.

The hybrid learning model, which combines the benefits of both traditional classroom-based learning and online learning, is an emerging and innovative modality for professional education services in China. With the hybrid learning model, professional education service providers deliver live courses to multiple classrooms simultaneously through webcasts. Teaching assistants tutor students on-site during and after these webcasts to ensure adequate retention and understanding of the subject matter. This combination of tutoring and live instruction is typically supplemented with online learning modules that students use to learn, practice and assess progress at their own pace.

Unlike the traditional classroom-based learning model, which requires the hiring and retention of local teachers, the hybrid learning model is highly scalable given its ability to deliver instruction via webcast to a widespread audience. In addition, the hybrid learning model is capable of creating a more disciplined learning environment and driving greater persistence among students, which are advantages over the purely online learning model.

Key Market Verticals

Professional education service providers in China generally target industries with high employment demand, such as IT, computer graphics, online marketing, finance and accounting, and management, which are categorized by strong career prospects with attractive salaries, a broad and diverse prospective trainee base and high professional requirements that are evolving given rapid technological innovation.

Information Technology

According to IDC, the IT professional education services market in China grew from RMB5.3 billion (US$875 million) in 2010 to RMB7.7 billion (US$1.3 billion) in 2013, representing a CAGR of 13.7%, and is expected to further grow at a CAGR of 11.6% to RMB12.0 billion (US$2.0 billion) in 2017. A number of factors are expected to contribute to this growth, including:

•	Growing IT industry in China. China’s IT industry has experienced solid growth over the past several years, creating increasing demand for IT-related services among both corporations and individuals. According to IDC, China’s IT services industry grew at a CAGR of 12% in 2013 compared to 2012. The rapid growth of China’s IT industry has created significant demand for qualified students with practical IT training.

•	Rapid innovation in IT. The rapid development of new IT technologies, along with emerging platforms and trends, such as mobile Internet, cloud computing and big data, make it difficult for university curricula and IT professionals to stay current on the latest technologies. According to IDC, the rapid transformation in the IT sector is expected to continue for at least a decade, leading corporations to seek out enhanced IT training for in-house staff, and IT professionals and students to seek training on the latest technologies on a regular basis. The impact of IT innovation is not confined to technology firms alone. For example, 40% of graduates from IT professional education providers are employed by non-IT companies, according to IDC.

•	Government support for IT industry in China. The Chinese government has increasingly focused on supporting the growth of the IT industry. China’s education reform agenda as set forth in its central government’s “Five Year Plan,” among other policies, demonstrates strong support for the expansion of the IT sector. The government has invested in critical infrastructure, such as modern telecommunication networks and high-speed broadband connections, for the development of the IT industry. The government has also supported the development of IT industry parks to attract multinational IT firms. Furthermore, in February 2013, the Office of the State Council issued extended tax incentives for outsourcing service sectors, including IT, in selected cities through December 2018. Such government support will likely continue to generate significant demand for qualified professionals in the expanding IT industry.

While the IT professional education services market in China remains fragmented, Tarena is the largest provider with 8.3% market share as measured by revenues in 2013, more than double that of the second largest provider, according to IDC. Tarena is also able to charge premium prices compared to its major competitors.

Computer Graphics

According to IDC, the computer graphics training market grew from RMB1.9 billion (US$314 million) in 2010 to RMB2.8 billion (US$463 million) in 2013, representing a CAGR of 13.3%, and is expected to further grow at a CAGR of 12.0% to RMB4.4 billion (US$727 million) in 2017.

Computer graphics is generally defined as the application of computer technology to visual design and production, and covers a wide range of professions, including graphic design, web design, three dimensional animation, film effect, multi-media technology and computer-aided architectural and industry design. The growing web and mobile-based presence of businesses throughout China is driving strong market demand and high salary levels for qualified professionals. As such, quality training institutions are able to charge premium tuition fees for computer graphics courses.

Online Marketing

According to IDC, online marketing training market grew from RMB550 million (US$91 million) in 2010 to RMB870 million (US$144 million) in 2013, representing a CAGR of 16.7%, and is expected to further grow at a CAGR of 15.3% to RMB1.5 billion (US$248 million) in 2017.

This increasing demand for training is mainly driven by the rapid growth of Internet advertising in China. With the emergence of widely available Internet access in China, online marketing has become an essential tool for corporations due to its relatively low costs and broad reach. According to iResearch, online advertising market in China has grown at a CAGR of 46.5% in 2010 to 2013. The increasing demand for personnel with online sales and marketing skills is the key driver for professional training services in this field.

Finance and Accounting

According to IDC, the finance and accounting training market grew from RMB2.5 billion (US$413 million) in 2010 to RMB3.5 billion (US$578 million) in 2013, representing a CAGR of 11.6%, and is expected to further grow at a CAGR of 9.7% to RMB5.1 billion (US$842 million) in 2017.

Training in finance and accounting is mostly driven by a demand for qualifications and professional certifications, which are earned through professional exams. Training in these areas is thus exam-centric, often targeted to current professionals, and lends itself well to an online learning model. The market is highly fragmented and dominated by small and medium-sized institutions, creating an opportunity for market share consolidation by reputable national training providers.

Management

According to IDC, the management training market grew from RMB38.5 billion (US$6.4 billion) in 2010 to RMB52.6 billion (US$8.7 billion) in 2013, representing a CAGR of 10.9%, and is expected to further grow at a CAGR of 5.8% to RMB65.9 billion (US$10.9 billion) in 2017. A number of factors are expected to contribute to this growth, including:

•	Demands of a market-oriented economy. China’s entry into the WTO has created increased global competition for companies operating in China, driving demand for more capable management teams.

•	Government support. The Chinese government’s Regulations on Vocational Skill Training and Appraisal require employers to allocate funds for employee training. This drives a high level of demand from corporations for management training.

•	Rising consumer demand. Corporations have traditionally accounted for the majority of spending in the professional training market in China. However, given an increasingly competitive job market as well as intensifying competition for upward mobility for existing corporate employees, individuals are increasingly paying out-of-pocket for management courses. For mid- and upper-level managers, management training courses are viewed as an effective means of broadening professional networks, which are important resources in China’s business culture.

BUSINESS

Overview

We are a leading provider of professional education services in China. Our core strength is in IT professional education services, where we are the largest provider in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. Since our inception in 2002, we have trained over 130,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 35,000 corporate employers in a variety of industries. Our six-month post-course job placement rates for students enrolled in 2011 and 2012 have averaged over 90%. The average starting salary of our students enrolled in 2012 was 14.3% higher than the national average of college graduates in 2012, calculated based on data from IDC.

We have an innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance.

We currently offer courses in nine IT subjects and two non-IT subjects. Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We believe we have successfully established “Tarena ( )” as a respected professional education brand known for high teaching quality and an excellent student placement track record. In 2013, we were recognized as the Outstanding Training Institute by China’s Ministry of Industry and Information Technology.

With a strong commitment to career services, we have established an outstanding job placement record and a broad network of corporate employers. Our team of over 200 career counselors advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We have over 100 employer cooperation representatives who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including global Fortune 500 companies and leading technology companies. Our access to a large number of corporate employers is appealing to prospective students, which in turn contributes to our student enrollment growth and further allows us to provide a larger pool of qualified candidates to employers.

Capitalizing on our innovative education platform, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. We deliver high quality lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 92 directly operated learning centers in 33 cities in China as of December 31, 2013. Compared to traditional classroom-based teaching, which requires hiring and training of instructors for local sites, we are able to expand our geographic footprint and class sizes without impacting the quality of our course offerings because we are generally able to provide our students across China with equal access to the same group of instructors. For our most established Java course, our student-to-instructor ratio increased from 1,624-to-1 in 2011 to 3,276-to-1 in 2013, and the average net revenues per instructor for our Java course increased from approximately US$2.7 million in 2011 to approximately US$6.9 million in 2013.

We have experienced significant growth in recent years. Our student enrollments grew from 16,282 in 2011 to 46,458 in 2013, representing a CAGR of 68.9%. Our net revenues increased from US$25.7 million in 2011 to

US$92.8 million in 2013, representing a CAGR of 89.9%. A substantial portion of our total net revenues are generated from Java courses, which contributed 70.6%, 71.3% and 59.3% of our total net revenues in 2011, 2012 and 2013, respectively. Our net income increased from US$0.7 million in 2011 to US$14.0 million in 2013.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidated a VIE, Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Beijing Tarena holds an ICP license that is necessary for the operation of our website, www.it211.com.cn, which primarily serves a marketing function for our business. We are currently not eligible as a foreign-invested enterprise to hold an ICP license. If Beijing Tarena or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control. If we are unable to maintain effective control over Beijing Tarena, we would not be able to continue to use the ICP license to operate our www.it211.com.cn website.

Our Value Proposition to Students and Employers

Our services bridge the gap between students’ need for practical training and employers’ demand for trained professionals.

•	Value proposition to students: For students, we provide practical training necessary to succeed in highly competitive professional job markets. Our job-oriented education offers students valuable practical skills that post-secondary institutions in China are less-equipped to provide. In addition, our personalized job placement services prepare students to perform well in the recruiting and interview processes.

•	Value proposition to employers: For employers, we provide a large and stable pool of job-ready prospective employees and tailored recruitment services that meet their hiring needs in a cost-effective and time-efficient manner. We address their needs for skilled entry-level professionals by closely aligning our course offerings with the practical knowledge needed in the marketplace.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Highly innovative and effective education platform

We have developed an innovative education platform combining three key components: live distance instruction, classroom-based tutoring and online learning modules.

•	Live distance instruction. As compared to traditional local classroom-based teaching with multiple local instructors whose teaching capabilities vary, we generally provide our students throughout China with real-time access to the same group of experienced and high quality instructors, which ensures consistent teaching quality across geographies. We believe live instruction fosters a better student learning experience than pre-recorded lectures because students perceive instructors to be more engaging and interactive. Furthermore, delivering live instruction enables instructors to receive daily feedback from students and to make timely adjustments to their lecture content and pace.

•	Classroom-based tutoring. We require our students to attend classes at our learning centers where our teaching assistants are physically present to tutor and supervise students, thereby facilitating a disciplined and focused learning environment. We believe such an environment is essential for our students to master the technical subjects of our courses. Physical class attendance also enables us to assess student engagement in real-time and to provide personalized tutoring services to students.

•	Online learning modules. Online learning modules delivered via our proprietary TTS learning management system are a critical component of our education platform. TTS supplements our lectures and allows students to practice and assess their understanding of lecture materials, as well as interact with instructors, teaching assistants and classmates, thereby further enhancing student engagement and performance. TTS also provides tools for instructors and teaching assistants to respond to student requests and questions, and to monitor the academic performance and class attendance of students.

Through this innovative effective education platform, we provide job-oriented education with measurable outcome as demonstrated by our high job placement rates and students’ academic performance. Our education platform has been well received by the market, as demonstrated by our position as the largest IT professional education service provider in China, as measured by revenues in 2013, according to IDC.

Scalable and efficient business model

Capitalizing on our innovative education platform, we have built a highly scalable business model that we can expand and replicate rapidly with consistent quality. We have a group of experienced and passionate instructors delivering lectures from our headquarters in Beijing to our nationwide network of 92 directly operated learning centers in 33 cities in China as of December 31, 2013. Our instructors provided training to over 46,000 students in 2013. Compared to traditional classroom-based teaching, which requires hiring and training of instructors for local sites, we are able to expand our geographic footprint and class sizes rapidly without impacting the quality of our course offerings. For example, for our most established Java course, our student-to-instructor ratio increased from 1,624-to-1 in 2011 to 3,276-to-1 in 2013, and the average net revenues per instructor for our Java course increased from approximately US$2.7 million in 2011 to approximately US$6.9 million in 2013.

Our business model enables us to be quick-to-market, replicating our learning centers with efficiency. We centralize our instructor recruiting, continuous training and content development efforts in Beijing, enabling our local learning centers to focus their resources on marketing and job placement services. We are generally able to commence classes at a new learning center within seven weeks after we decide to open such learning center. We operated 34 and 92 learning centers as of December 31, 2011 and 2013, respectively, representing a CAGR of 64.5%.

Respected brand known for high quality professional education

We believe our “Tarena ( )” brand is known for high teaching quality and an excellent student placement track record. In 2013, we were recognized as the Outstanding Training Institute by the MIIT. Our commitment to high quality instructors is reflected in our highly selective instructor hiring process, emphasis on rigorous evaluation and competitive performance-based compensation. Our instructors generally have industry background with many years of corporate work experience. Our internal quality control personnel monitor the teaching quality of each instructor. We collect feedback on our instructors from students on a daily basis through multiple channels and provide professional development training for instructors on an ongoing basis. We provide our instructors with performance-based compensation packages which we believe are among the highest in the professional education services market in China. This has helped us retain our best teaching talent as evidenced by our annual instructor retention rate of approximately 87% in the past two years.

We develop all of our programs and content in-house. We have formulated a systematic approach to identify, develop and evaluate new courses based on job market demand and industry trends. With our experienced and passionate instructor team, we are able to offer a variety of high quality and practical IT, software and other professional education services while adding new courses and updating existing programs to meet market demands from time to time. For example, we launched our digital art, Linux and network engineering, and online sales and marketing courses in 2013 in response to the latest industry demands for trained professionals in these areas.

Our strong brand allows us to maintain premium tuition fees relative to our competitors while continuing to periodically increase tuition fees. Over the past three years, we have increased tuition fees for our courses twice while maintaining strong enrollment growth. Furthermore, we are able to leverage our brand to rapidly and successfully expand into new fields of professional education. For example, we launched our new course in digital art in February 2013 and recruited 5,003 students in 2013.

Outstanding job placement record supported by our access to a broad network of corporate employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception in 2002, we have placed students with approximately 35,000 corporate employers in a variety of industries. In addition to referrals and recruiting events, we offer customized courses designed to recruit and train students that suit the needs of specific employers upon graduation. Our access to a large number of corporate employers is appealing to potential students, which in turn contributes to our student enrollment growth and further allows us to provide a larger pool of qualified candidates to employers.

We offer personalized and systematic job placement services through hundreds of in-house career counselors. Our career counselors organize a series of seminars on job-seeking skills and professionalism in the workplace and conduct one-on-one interview training sessions with students. Our employer cooperation representatives liaise closely with employers, alumni, human resources websites and other employment recruiters, and regularly organize recruiting events at our learning centers and refer qualified students to employers.

Our high quality education, extensive employer network and dedicated job placement services allow us to achieve high student job placement rates. Our six-month post-course job placement rates for students enrolled in 2011 and 2012 have averaged over 90%.

Experienced management team with a proven track record

We have a strong management team with extensive experience in and passion for the professional education services industry. Mr. Shaoyun Han, our founder, chairman and chief executive officer, is an IT industry veteran with over 20 years of experience. Prior to founding Tarena, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage, Inc., or AsiaInfo-Linkage, a leading provider of software solutions and IT services in China. We have a seasoned team of senior officers and regional managers with significant prior experience in related industries. Over the past decade, our management team has organically built a leading professional education services business with national scale and successfully established an effective and comprehensive management system.

Our Strategies

We are dedicated to improving careers and changing lives by delivering high quality professional education services. Our goal is to become the world’s leading and most innovative professional education services provider. We intend to achieve our goal by pursuing the following strategies:

Grow our student enrollments

We plan to grow student enrollments in our existing courses by adding new classrooms, opening new learning centers in cities with our presence and launching courses currently unavailable in such cities. We also plan to grow our student enrollments by expanding our geographic footprint into new cities with high, unmet professional education demand and strong employment opportunities. We experienced rapid expansion in the past three years, increasing our network cities from 14 at the beginning of 2011 to 33 as of December 31, 2013.

In addition, we intend to drive greater demand by further increasing the efficiency of our marketing efforts. We plan to increase our participation in and visibility at career recruiting events to enhance our direct communications with job-seeking recent college graduates, who form the majority of our prospective students. In addition to search-engine based advertising, which currently is our most important marketing channel, we plan to increase targeted advertising on leading education portals, career sites and industry-specific websites. We intend to increase the frequency and breadth of marketing activities at our learning centers to attract students to physically experience our learning environment and services.

Expand our course offerings

We intend to expand our course offerings in response to evolving job-market demands and recent graduates’ ongoing needs for continuing education. We plan to leverage our in-house development capability and corporate employer network to better understand market needs and develop new courses in areas that we believe will enhance our growth and profitability. We also intend to leverage our respected brand and existing teaching infrastructure to attract highly qualified instructors to develop education materials for our new courses.

We have historically added at least one course every year since 2009. We have recently accelerated the pace and expanded the scope of new course offerings. In 2013, we launched two new non-IT professional education courses, namely digital art and online sales and marketing, and one new IT course, namely Linux and network engineering. We have enrolled over 5,000 students in these courses since their launch. In addition, we are leveraging our platform to expand into other professional education sectors over time, such as accounting, financial management, human resources management and other management-related courses.

We intend to selectively pursue strategic cooperation with, or acquisition of, domestic or international professional education services providers whose operations are complementary to our strategic goal. By pursuing such new strategic opportunities, we can gain access to new sectors and educational content to further drive our long-term growth strategy.

Continuously enhance the quality of our education services

We plan to continuously enhance all aspects of our education platform, including the quality of our instructors, content, infrastructure and operational efficiency, in order to maintain our high educational standards and drive premium tuition fees. We will continue to invest in attracting, developing, and continuously training highly qualified instructors and teaching assistants who are experienced in and passionate about professional education. We plan to strengthen our distance learning infrastructure to maintain and improve the reliability and quality of video streaming at remote learning centers. In anticipation of increasing student enrollments, we will continue to improve our operational efficiency. We believe our continued focus on enhancing our education platform will allow us to maintain our premium pricing power.

Expand our corporate employer network

We plan to expand our corporate employer network by further aligning our course offerings with employers’ needs for entry-level professionals. Leveraging our team of over 100 employer cooperation representatives, we intend to continue to maintain and deepen our communication with corporate employers regarding their specific technical competency and skill-set requirements for job-seekers. We will continue to update our course content to reflect the feedback we receive from corporate employers and ensure that we consistently produce job-ready and highly qualified job candidates. We plan to engage more corporate employers to jointly offer customized courses with us. Furthermore, as we expand our course offerings into new professional education areas, we expect to cooperate with more corporate employers in a broader variety of industries.

Our Education Platform

We have developed an innovative education platform combining three key components: live distance instruction, classroom-based tutoring and online learning modules.

Live distance instruction

From our headquarters in Beijing, our instructors deliver live courses primarily via live webcast to our learning centers across China. Students attending class watch live audio-video broadcasts of lectures delivered using streaming media and other Internet-based technologies. Our full-time students typically watch live lectures for approximately five hours a day and work on practice exercises assigned by instructors for approximately two hours every day during the classroom sessions, which generally last from 9:30 a.m. to 6:00 p.m., six days a week.

Our live broadcast method of lecture delivery ensures consistency in teaching quality across our learning centers. All of our instructors are located in Beijing, where we centralize our training support. Our headquarter-level quality control department monitors the performance of each lecturer on a daily basis. We typically have multiple instructors for each course, with each instructor focusing on separate topic areas. We believe this allows our instructors to focus, and offer more in-depth teaching, on their specific areas of expertise within a subject.

Our live distance instruction model has enabled us to rapidly expand our enrollment in our existing programs without significantly increasing our number of instructors. For example, the total enrollment in our Java courses increased from 11,370 in 2011 to 26,205 in 2013, while the number of Java instructors increased from seven in 2011 to eight in 2013.

Classroom-based tutoring

Our students are required to physically attend classes at our learning centers. We believe physical attendance is important as it creates a disciplined and focused learning environment for students to effectively master the course content. Requiring students to physically attend classes also facilitates the delivery of personalized and systematic tutoring and job placement services to our students.

Our classrooms are equipped with computers for each student, as well as projectors and other equipment necessary for the live broadcast of our lectures. Our classroom technology infrastructure allows students to interact with instructors and teaching assistants online during lecture hours to receive help on course materials and to use online modules in TTS to take notes and conduct practice exercises.

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2013, we had a total of 92 learning centers in 33 major cities across China. Our learning centers vary in terms of size, typically having between 5 and 20 classrooms, with each classroom typically able to host between 30 and 80 students. We have significantly expanded our network of learning centers in recent years. We directly operated a total of 34, 57 and 92 learning centers as of December 31, 2011, 2012 and 2013, respectively. In addition to the learning centers that we operate directly, we also have two franchised learning centers in Taiyuan and Xi’an. We enrolled a total of 694, 1,102 and 1,505 students in our two franchised learning centers in 2011, 2012 and 2013, respectively. Franchise fees we earned from these two franchised learning centers in 2011, 2012 and 2013 accounted for less than 1.2% of our total net revenues in each of these years.

The following table provides an overview of our national network of learning centers that we operate directly and the courses offered in each city as of December 31, 2013 and student enrollments in each city in 2013:

Cities	Number of Learning Centers	Student Enrollments	Courses Offered
			Java	C++	Digital art	Software testing	PHP	Embedded	Android	.NET	iOS	Linux and network engineering	Online sales & marketing
Beijing	10	7,839	—	—	—	—	—	—	—	—	—	—	—
Shanghai	9	3,845	—	—	—	—	—	–	—	–	–	–	–
Hangzhou	7	2,973	—	—	—	—	—	—	—	–	–	–	–
Shenzhen	8	3,219	—	—	—	—	—	—	—	–	–	–	–
Guangzhou	9	3,100	—	—	—	—	—	—	—	—	—	—	–
Nanjing	4	2,309	—	—	—	—	–	—	–	–	–	–	–
Wuhan	4	1,864	—	—	—	–	–	–	–	–	–	–	–
Chengdu	4	2,030	—	—	—	–	—	–	–	–	–	–	–
Chongqing	3	1,670	—	–	—	–	—	–	–	–	–	–	–
Hefei	4	1,538	—	—	–	–	–	–	–	–	–	–	–
Shenyang	3	1,622	—	–	—	—	–	–	–	–	–	–	–
Changsha	2	1,112	—	—	—	–	–	–	–	–	–	–	–
Zhengzhou	2	1,441	—	–	—	–	—	–	–	–	–	–	–
Harbin	2	1,338	—	—	—	–	–	–	–	–	–	–	–
Changchun	1	1,016	—	–	—	—	–	–	–	–	–	–	–
Jinan	2	1,010	—	—	–	–	–	–	–	–	–	–	–
Qingdao	1	977	—	–	—	–	–	–	–	—	–	–	–
Nanchang	1	881	—	—	—	–	–	–	–	–	–	–	–
Dalian	1	907	—	–	—	–	–	—	–	–	–	–	–
Kunming	1	738	—	–	—	–	–	–	–	–	–	–	–
Tianjin	2	737	—	–	—	–	–	–	–	–	–	–	–
Nanning	1	628	—	–	—	–	–	–	–	–	–	–	–
Wuxi	1	470	—	–	–	–	–	–	–	–	–	–	–
Suzhou	1	500	—	–	–	–	–	–	–	–	–	–	–
Ningbo	1	459	—	–	—	–	–	–	–	–	–	–	–
Shijiazhuang	1	427	—	–	–	–	–	–	–	–	–	–	–
Fuzhou	1	372	—	–	–	–	–	–	–	–	–	–	–
Xi’an	1	454	–	–	–	—	–	–	—	–	–	–	–
Zhuhai	1	313	—	–	–	–	–	–	–	–	–	–	–
Daqing	1	374	—	–	–	–	–	—	–	–	–	–	–
Yan Tai	1	142	—	–	–	–	–	–	–	–	–	–	–
Xiamen	1	153	—	–	—	–	–	–	–	–	–	–	–
Dongguan(1)	1	0	—	–	–	–	–	–	–	–	–	–	–

Notes:

— :	offered as of December 31, 2013
– :	not offered as of December 31, 2013
(1)	Our learning center in Dongguan was established in December 2013.

Online learning modules

Our live distance instruction and classroom-based tutoring are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

•	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. Students may view lecture videos using the computers at our learning centers. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features software development case studies and practice exercises. TTS contains supplemental reading materials on areas in which we have historically received frequent questions from students. TTS also allows students to download coding materials and study notes that they have prepared for reference in their future jobs.

•	Self-assessment exams. TTS features daily and weekly interactive mock examinations to measure learning outcomes. Students use the mock exams to assess their learning results and gauge their grasp of course content. After students complete a self-assessment exam, TTS automatically provides students with detailed explanations on each of the exam questions.

•	Student and teaching staff interaction. TTS allows students to interact with instructors and teaching assistants. In class, students may raise questions for instructors and teaching assistants using the messaging tools on TTS. After class, students can post questions to the teaching assistants through the online question and answer board in TTS. Teaching assistants are able to provide timely and accurate responses typically within 30 minutes after a question is submitted. To ensure the accuracy of responses and to identify questions of common interest, our instructors also actively review questions posted on TTS and regularly provide answers. Students are given the opportunity to provide feedback for each answer or tutorial service provided by teaching assistants using the evaluation functions on TTS.

•	Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s monthly performance test scores, as well as each student’s ranking within the class and nationally. Teaching assistants are required to follow-up with underperforming students regarding their academic status and to adopt concrete action plans with such students to improve their future performance. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.

•	Online student community. TTS serves as an online student community that fosters academic collaboration among students. We encourage students to post course-related articles and comments sharing their study experiences on the bulletin board forum.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We currently offer courses in nine IT subjects and two non-IT subjects.

We generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 1,000 learning hours. Full-time classes meet from Monday to Saturday. In 2013, approximately 89% of our enrolled students attended our full-time classes.

•	Part-time class. Part-time classes typically have terms of four to five months. We allow students to attend part-time classes either exclusively during weekends or on a combination of weekday nights and weekends, as these students typically have full-time jobs. In 2013, approximately 11% of our enrolled students attended our part-time classes.

We have adopted stringent quality control procedures to ensure that we produce high quality graduates. We use entrance exams to assess the level of our students. Prospective full-time students with low entrance exam scores are recommended to enroll in preparatory training camps. We have a total of four monthly closed-book performance tests to evaluate the learning status of our students. For underperforming students who have failed the first monthly performance test, we offer them the opportunity to re-take the first month classes at no extra cost. We believe physical class attendance is important, and students with attendance rates below 90% are generally not given graduation certificates at the end of our program.

Our full-time classes also include short term, project-based training programs designed for college students to gain practical IT experience such training programs are not material for our business as a whole.

IT education courses

We offer education courses covering the following nine IT subjects:

		Student Enrollments in
Subject	Year of Launch	2011	2012	2013	Focus of Course Content
Java	2002	11,370	22,588	26,205	Programming for Windows and Linux-based desktop software and web-based software
C++	2009	2,220	3,984	4,671	Programming for Windows and Linux-based desktop software
Software testing	2009	186	584	2,419	Practical software testing and quality assurance training
PHP	2010	582	1,072	2,366	Web-based software development for e-commerce industries
Embedded	2009	677	1,117	2,207	Development of software to control machines and devices
Android	2011	N/A	733	1,580	Programming for Android-based applications
.NET	2007	233	252	720	Development of software based on the .NET framework that runs primarily on Windows
iOS	2012	N/A	N/A	627	Programming for iOS-based applications
Linux and network engineering	2013	N/A	N/A	274	Linux operating system and network management technology

Successful graduates of our IT education courses are qualified to obtain the intermediate-advanced software engineer certificate issued by the MIIT for their respective field of study, subject to such graduates passing the relevant examination. Graduates of our Java courses are granted ORACLE Certified Java Programmer certificates by ORACLE Corporation after passing the relevant exams. Graduates of our Linux and network engineering courses are awarded the international network engineer certificate issued by CompTIA upon passing the relevant exams. Graduates of our embedded course are awarded the Embedded Engineer Certificate issued by ARM upon passing the relevant exams.

Non-IT education courses

We recently began offering courses in non-IT subjects. We launched our digital art course in February 2013 and our online sales and marketing course in November 2013. The following table describes the two non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other Internet based marketing, including microblog marketing

We enrolled over 5,000 students in our non-IT courses in 2013. Graduates of our online sales and marketing courses are awarded the SEM Certificate issued by Baidu without additional examination.

Our Teaching Staff

Our instructors

As of December 31, 2013, we employed 76 full-time instructors based in Beijing. Most of our instructors have industry backgrounds in global and domestic technology companies. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brand, our well-established teaching infrastructure and sales team and our competitive compensation.

We believe that developing and maintaining highly capable and motivated instructors is critical to our success. We seek qualified instructor candidates who have extensive IT industry experience or come from other professional education service providers. These candidates are subject to multiple rounds of interviews conducted by our director of teaching, vice-president for teaching and the chief executive officer. All instructors are required to undergo training in teaching skills and techniques. We require our instructors to regularly update their course materials to remain current with evolving employer needs, industry developments and other key trends necessary to teach effectively. We typically have a back up instructor assigned to each course to meet any emergency needs.

To align incentives, instructors receive bonuses based on students ratings and the number of class sessions taught, in addition to their base compensation. Our instructors have demonstrated high loyalty as evidenced by our annual instructor retention rate of approximately 87% in the past two years. We had a total of 37, 55 and 76 instructors as of December 31, 2011, 2012 and 2013, respectively.

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attends lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 317, 569 and 763 teaching assistants as of December 31, 2011, 2012 and 2013, respectively.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing programs, typically every six months, to stay abreast of the latest technology developments and industry trends. For example, since the introduction of our flagship Java course in 2002, we have updated this program approximately 20 times, and launched the latest version in July 2013. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS.

We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. We generally require four or five instructors for each new course, and we historically have been able to recruit or identify such instructors within three months. We have generally been able to complete the teaching material development process for a new course in three months after we have finished instructor recruitment. All of our new courses are then pilot tested in selected learning centers in Beijing for student satisfaction, training practicality and employment outcomes. The time frame between our identification of a new course area and pilot testing is typically three to six months. We typically pilot test new courses for three to five months, and new courses that have passed our pilot tests are then introduced nationally. We recently introduced two new non-IT courses, namely digital art, launched in February 2013, and online sales and marketing, which began in November 2013. We also launched our Linux and network engineering in July 2013. We plan to introduce new courses in accounting, financial management, human resources management and other management-related courses.

Our software research and development department is tasked with improving the technical performance and user experience of TTS. Since introducing TTS student version 1.0 in 2006, we have produced five major upgrades to TTS. The current version that our students use is TTS student version 6.1.

Our Students

The vast majority of our students are college students and graduates. In 2013, approximately 91% of our enrolled students were either studying towards, or already held, a post-secondary degree. We have experienced significant growth in student enrollment in recent years. Our student enrollments increased from 16,282 in 2011 to 46,458 in 2013, representing a CAGR of 68.9%.

Student recruitment

We rely primarily on Internet-based marketing to attract students and increase enrollments. We advertise on the Internet using search engine keywords on leading search engines. We also use banners and other advertising placements on targeted sites, such as education portals, career sites and industry-specific websites. We actively monitor the effectiveness of our advertising and adjust marketing spending accordingly.

As part of our online marketing efforts, we operate a promotional website www.it211.com.cn. Our www.it211.com.cn website features sample lecture videos and class materials covering the vast majority of our course subjects, as well as subjects beyond our current course offerings. We provide prospective students with prepaid study cards to purchase sample content on our www.it211.com.cn website.

Student recruitment generally occurs at the learning center level. Our learning centers host seminars, information sessions and preparatory training camps for prospective students, and distribute print and Internet-based advertising materials, including prepaid study cards for www.it211.com.cn. When a prospective student responds to our advertisements and contacts a learning center, an enrollment advisor generates a prospective student profile and advises the candidate, either online or in a face-to-face meeting, on various aspects of our courses and educational experience. As of December 31, 2013, we had a total of 935 enrollment advisors nationally.

To promote brand awareness, we place advertisements in industry trade publications and present at industry trade seminars and conventions. We also began to host our annual Tarena-Discovery Cup Chinese University Students Software Design Competition in April 2012. The first competition attracted over 10,000 participants from over 1,000 universities and colleges in China.

In addition to our marketing efforts, we recruit a significant portion of our students directly from universities and colleges. We have cooperated with over 500 universities and colleges in China under one of the three following modes of cooperation:

•	Joint-majors. We offer joint-majors with five universities and colleges in China, namely Jiangsu Normal University, Kunming University of Science and Technology, Northeast Forestry University, Qingdao Vocational Technology Institute and Zhejiang Haiyang University. These universities offer students the option to major in one of the subject areas that we teach and include our selected courses in their standard undergraduate curriculum. Students in selected majors at these universities take our courses full-time for one semester and receive academic credits from these universities and colleges after successfully completing our courses.

•	On-campus learning sites. We have established on-campus learning sites with over 190 universities and colleges in China to offer our courses, without live broadcast, to students attending these universities and colleges. Students enrolled in our on-campus learning sites typically attend part of our course in the on-campus learning sites and part of the course at our learning centers. We pay universities and colleges for the cost of classroom facilities used in the learning sites but do not share revenue with these universities and colleges.

•	Enrollment cooperation. We have enrollment cooperation with over 300 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students.

We had a total of 90, 186 and 173 university cooperation representatives as of December 31, 2011, 2012 and 2013, respectively. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China. In 2011, 2012 and 2013, we enrolled approximately 37.5%, 28.3% and 22.9%, respectively, of our students from universities and colleges with which we cooperated.

Student job placement services

We have an effective job placement program for our students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 101, 234 and 214 career counselors as of December 31, 2011, 2012 and 2013, respectively.

Each learning center also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 24, 63 and 126 employer cooperation representatives as of December 31, 2011, 2012 and 2013, respectively. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country. In 2013, we organized or arranged over 800 recruiting events every month across our nationwide network.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception, our network of potential employers for our students covered approximately 35,000 corporate employers, including Global Fortune 500 companies, such as Infosys, China Unicom and Huawei, and leading technology, IT services and Internet companies in China, such as Sinosoft, iSoftStone, Chinasoft International and Pactera.

We offer the following recruiting services to corporate employers:

•	General recruiting services. We offer corporate employers candidate referral services and other recruitment-related services. Once an employer communicates its hiring needs to us, we direct the relevant learning centers to produce a list of student candidates that meet the hiring criteria of such employer, and refer such candidates to the employer for interviews and assessments. We also offer space at our learning centers for employers to host recruiting events targeting our students and to conduct interviews.

•	Customized courses. We offer customized courses targeting specific employers with large demands for trained professionals. Prospective students for our customized courses generally undergo interviews conducted by the employers before the start of classes. In addition to our standard curriculum, students enrolled in customized courses must participate in additional training provided by employers at our learning centers. Such additional training is tailored according to the particular skill requirements of the employers. Successful graduates of our customized courses who have passed the relevant qualifying exams are granted job offers by the employers. Examples of companies that have engaged our customized training services include Asiainfo-Linkage, CVIC Software Engineering, Digital China, Founder Group and PCCW.

The top ten employers of Tarena students, as measured by the cumulative number of graduates hired during the past three years, are Sinosoft, iSoftStone, Chinasoft International, Pactera, AsiaInfo-Linkage, PCCW, Agree Technology, BroadenGate, Yucheng Tech and CVIC Software Engineering. While we do not generate revenue from any of our recruiting services for corporate employers, we believe such services enhance our brand recognition and are instrumental in our ability to help students achieve high job placement rates.

Tuition Fees

For our full-time classes, our standard tuition fees range from RMB13,800 (US$2,280) to RMB16,800 (US$2,775) per course in 2013. Our standard tuition fees for our part-time classes are typically RMB13,800 (US$2,280) per course. We increased our tuition fees for most of our full-time classes by approximately RMB1,000 (US$165) from RMB13,800 (US$2,280) per course to RMB14,800 (US$2,445) per course in 2012 and further increased such tuition fees by RMB1,000 (US$165) from RMB14,800 (US$2,445) per course to RMB15,800 (US$2,610) per course in 2013. We also increased our tuition fees for part-time classes by RMB1,000 (US$165) per course in 2013. We believe our high education quality and strong job placement track record have enabled us to charge above-market tuition fees during the past three years.

We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We historically also offered an option whereby students could pay our tuition fees within a period of time after graduation, which we have gradually reduced since the beginning of 2013.

To assist our students in paying our tuition fees, we have formed cooperative relationships with the following three credit sources to provide financing services for our students to make one-time, up-front tuition payments:

•	Bank of Beijing Consumer Financing Company. We launched the BOB CFC student loan program in September 2012. Approximately 61.4% of our students who obtained financing for tuition fees in 2013 elected BOB CFC as the lender.

•

CreditEase. CreditEase, a credit management and microfinancing company in China, assists our students in obtaining loans to pay for their tuition. CreditEase utilizes a “person-to-person” lending method to enable qualified students to borrow unsecured loans from unrelated individuals without using a bank as an intermediary. Under this person-to-person lending method, CreditEase identifies third-party individual lenders and matches their lending needs with the loan demands of our students.

CreditEase began to offer this service to our students in July 2013. Approximately 32.7% of our students who obtained financing for tuition fees in 2013 obtained funding sourced by CreditEase.

•	Chuanbang. Chuanbang utilizes a person-to-person lending method similar to the one used by CreditEase to assist our students in obtaining loans to pay for their tuition. Chuanbang is owned by Mr. Shaoyan Han, our chief executive officer. Chuangbang began to offer this service to our students in 2011. Approximately 5.8% of our students who obtained financing in 2013 elected funding sourced by Chuanbang. Chuanbang has ceased offering financing services to our students enrolled since January 1, 2014.

Approximately 56.9% of our students enrolled in 2013 obtained financing from one of the three abovementioned sources.

Technology

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS and the various services that we provide to our students. We manage our lecture delivery system and TTS using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

All of our servers and routers, including backup servers, are currently hosted at our learning centers or by third-party service providers in multiple cities in China. We regularly back up our databases. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We deliver live broadcast of audio and video of the lectures given in Beijing via the dedicated networks of China Telecom or China Unicom to terminals located in selected learning centers with high student enrollment, and via public Internet infrastructure to our other learning centers.

We use CRM software to manage our student and corporate employer information, as well as to integrate our key administrative functions.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect our intellectual property rights. Our employment agreements with our executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment with us. Furthermore, the executive officers acknowledge, pursuant to the employment agreements, that copyrightable works prepared by them within the scope of and during the period of their employment with us are “works for hire” and that we will be considered the author thereof. In addition, we require certain key employees to enter into separate confidentiality agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

We have registered 13 software copyrights for our proprietary TTS with the National Copyright Administration of the PRC. We have also registered two trademarks with the China Trademark Office.

As of December 31, 2013, we had registered 40 domain names relating to our business, including our www.tarena.com.cn and www.it211.com.cn websites, with the Internet Corporation for Assigned Names and

Numbers and China Internet Network Information Center. Tarena Tech holds 13 registered software copyrights, two trademarks and 39 registered domain names including www.tarena.com.cn. Beijing Tarena holds one domain name, namely, www.it211.com.cn.

Employees

We are currently headquartered in Beijing, where all of our instructors and software engineers are based. We have divided our national network of learning centers into three regions, namely northern region, southern region, and central and western region, and we have regional offices that are responsible for managing the daily operations of learning centers located within each territory.

We had a total of 1,265, 2,352 and 3,104 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 590 employees in Beijing and 2,514 employees in other areas within China. The following table sets forth the number of our employees, categorized by function, as of December 31, 2013:

Functions	Number of Employees
Teaching and content development	852
Selling and marketing	1,321
Career development	214
Employer cooperation	126
General and administration	591

Total	3,104

We enter into employment contracts with all of our employees. We also enter into separate confidentiality agreements with certain key employees that impose confidentiality obligations until the relevant information becomes public or is no longer considered confidential by us. In addition to salaries and benefits, we provide performance-based bonuses for our employees and commission-based compensation for our sales force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. We may also face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we face competition for student enrollment from existing large online and offline providers of professional education services, as well as smaller regional professional education services providers in China.

We believe that the principal competitive factors in our markets include the following:

•	scope and quality of course offerings and services;

•	student placement and employer satisfaction with our graduates;

•	brand recognition;

•	ability to effectively market course offerings and services to a broad base of prospective students;

•	cost effectiveness of the education; and

•	ability to align course offerings and services to specific needs of students and employers.

We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, scalable and efficient business model, unparalleled access to corporate employers, training quality, strong content development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risk Related to Our Business—We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

Facilities

Our current principal executive offices are located at our headquarters in Beijing, comprising 792 square meters, at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, PRC, 100098. This facility currently accommodates our management headquarters, research and development and general and administrative activities. Pursuant to our agreement with the local government in Hangzhou, China, we placed certain of our management and administrative functions in our offices in Hangzhou. Our executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou, 310000, China, comprising approximately 5,000 square meters.

In addition to our principal executive offices in Beijing, we maintain a number of offices, classrooms and student dormitories with an aggregate of approximately 100,000 square meters in 33 cities in the PRC. We lease all of the facilities that we currently occupy.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage for our operations in China.”

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

PRC REGULATION

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, and the Regulations on Chinese-Foreign Cooperation in Operating Schools.

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Although no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the PRC National People’s Congress promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. Under the Private Education Law and the PE Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school engaging in professional qualification training and professional education training shall (i) be granted a Permit for Operating a Private School by the authorities in charge of human resources and social security, (ii) be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution and (iii) pass the annual inspection with the Ministry of Civil Affairs or its local counterparts. As of the date of this prospectus, we operate 11 schools, all of which are engaged in professional education training. Each has (i) obtained a Permit for Operating a Private School issued by the authorities in charge of human resources and social security or education, (ii) been registered with the relevant local counterpart of the Ministry of Civil Affairs and (iii) passed the annual inspection, as applicable, with the Ministry of Civil Affairs or its local counterparts.

The types and amounts of fees charged by a private school providing degree certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. None of our schools provides a diploma or degree certification to students, and ten of our schools have filed their pricing information with the governmental pricing authority and publicly disclose such information. Seven of our schools have filed their advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. See “Risk Factors—Risks Related to Our Business—The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.”

Private education is treated as a public welfare undertaking under relevant regulations, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders” under the regulations. Nonetheless, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns, nor do they have different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Regardless of whether distributing reasonable return or not, the Private Education Law provides that properties that remain upon termination and liquidation of a school after payment of relevant fees and compensations shall be made in accordance with other relevant laws and regulations. However, there have been no other relevant national laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

Except for aforementioned differences, the “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

As of the date of this prospectus, we had two schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Private Education Law. The Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, were issued by the Ministry of Education in 2004. The Regulations on Operating Chinese—Foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Cooperation in the areas of higher education and occupational education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China. The Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools in China, which provide educational services mainly for Chinese citizens.

The Ministry of Human Resources and Social Security (formerly known as Ministry of Labor and Social Security) also promulgated the Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training to implement the Regulations on Operating Chinese-foreign Schools on July 26, 2006, which took effect on October 1, 2006. The Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training prohibits foreign institutions or individuals from independently establishing professional education training institutions in China, which provide educational services mainly for Chinese citizens.

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries and schools. As of December 31, 2013, all of our learning center operations of VIEs have been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2013, we operated 29 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Risk Factors—Risks Related to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIEs), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.”

Regulations on Professional Education

On May 15, 1996, the Standing Committee of the PRC National People’s Congress promulgated the Professional Education Law of the PRC, or the Professional Education Law, which became effective on September 1, 1996. Pursuant to the Professional Education Law, professional training includes training pre-employment, training for military personnel transferring to civil positions, training for apprentices, on-the-job training, job-transfer training and other professional training. Professional training may be classified as junior, middle or senior level according to the actual situations. It shall be conducted by either professional training institutions or professional schools, which may develop various professional training to satisfy the needs of the society. The PRC government encourages institutional organizations, social organizations, other social groups and citizens to establish professional schools and professional training institutions, and the financial allocation for professional schools and professional training institutions from the governments at various levels shall be gradually increased. The PRC government also encourages financial institutions to support and develop professional education by means of credit facilities.

On August 3, 2007, the Standing Committee of the PRC National People’s Congress promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law, which became effective on January 1, 2008. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

Foreign Investments in Professional Education Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in 2011 and became effective in 2012, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted to engage in encouraged industries and industries not listed in the Catalogue, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries. Industries in the prohibited category are not open to foreign investors. According to the latest Catalogue, foreign investment is encouraged in professional education services and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in professional education services.

Regulations on For-profit Private Training Institutions

The Private Education Law provides that the regulations applicable to private training institutions registered with the SAIC and its local counterparts shall be formulated by the State Council separately. On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which announced the policy that the government will implement a reform to divide private schools into two categories: (i) for-profit private schools and (ii) not-for-profit private schools. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the pilot program is still new and no further national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools and for-profit training institutions.

On June 20, 2013, Shanghai promulgated the Interim Measures for Administration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local counterparts of the SAIC. The local counterparts of the SAIC shall consult with the local human resources and social securities authorities before completion of registration of for-profit private training institutions. Measure No. 5 came into effect on July 20, 2013 and will remain effective for two years.

As of the date of this prospectus, 32 of our PRC subsidiaries, consolidated VIEs and subsidiaries of consolidated VIEs, including 18 branch companies, had computer technology training or training in its approved business scope.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Accordingly, Beijing Tarena, which holds our ICP license for our www.it211.com.cn website is not required to obtain approval to operate “educational websites” from the Ministry of Education. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. Beijing Tarena is not required to obtain a license to operate “online education schools,” as it does not directly offer government accredited degrees or certifications.

Regulations on Online Publications

On June 27, 2002, the SAPPRFT and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end through Internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media.

Beijing Tarena has offered videos of lectures on its website www.it211.com.cn for trial purposes and has not obtained an Internet Publishing License from the SAPPRFT. Currently, “Internet publishing” is not officially defined in any publicly available regulations. However, governmental authorities could determine that Beijing Tarena’s online content services fall within the scope of “internet publishing,” and therefore require Beijing Tarena to apply for an Internet Publishing License. Beijing Tarena may not be able to obtain such a license, and it may become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website.

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The SAPPRFT promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, the SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a Permit for Broadcasting Audio-video Programs via Information Network issued by the SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On September 15, 2009, SAPPRFT promulgated the Notice on Several Issues regarding the Permit for Broadcasting Audio-video Programs via Information Network. This Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license.

On April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and the information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit

Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS license. In addition, a VATS license’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Our consolidated VIE, Beijing Tarena, obtained an ICP license issued by Beijing Communications Administration on March 1, 2012, which will expire on March 1, 2017.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, our VIE, owns the related domain name www.it211.com.cn and holds the ICP license necessary to operate our www.it211.com.cn website in China, while the trademarks relating to our operations are held by Tarena Tech, our wholly foreign-owned subsidiary. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by our VIE, we may need to transfer the trademarks to our VIE, which may severely disrupt our business. The Internet Electronic Messaging Service Administrative Measures promulgated by the MIIT in November 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our www.it211.com.cn website and value-added telecommunications services through Beijing Tarena. Beijing Tarena holds an ICP license that is valid until March 1, 2017.

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of the date of this prospectus, we had registered 13 software programs in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered two trademarks in China as of the date of this prospectus.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the

Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other relevant PRC governmental authorities.

On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, the SAFE promulgated SAFE Circular 59 on November 9, 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the relevant offering. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries and violations of these circulars could result in severe monetary or other penalties. See also “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tarena Tech, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the SAT, the SAIC, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC’s approval is not required in the context of this offering because (i) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation and (ii) we were established before the M&A Rules took effective and Tarena Tech was acquired by us and converted into a wholly foreign owned enterprise before the M&A Rules took effect. See “Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas SPV for the purposes of overseas equity financing activities. Such PRC residents are also required to amend their registration or filing with the local branches of SAFE for the injection of equity interests or assets of an onshore enterprise into the offshore company, or the overseas funds raised by such offshore company or any other material change involving a change in the capital of the offshore company. PRC residents who are shareholders or beneficial owner of SPVs that were established or controlled and which have completed their inbound investment before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The term “control” under SAFE Circular 75 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

Failure to comply with the registration procedures set forth in SAFE Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant onshore company or PRC residents to penalties under the Foreign Exchange Regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 75 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, Mr. Shaoyun Han and Ms. Mei Zhao have each registered with the local SAFE branch as required under SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to SAFE Circular 75. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted two share incentive plans, namely the 2008 Plan and the 2014 Plan. Pursuant to the 2008 Plan, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our key employees and directors and consultants on a regular basis. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. After this offering, we plan to advise our employees, directors and consultant participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules.

In addition, the SAT has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress enacted the EIT Law. Both the EIT Law and its Implementing Rules, which was enacted on December 6, 2007 by the State Council, became effective on January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a PRC “resident enterprise,” meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The SAT issued Circular 82 on April 22, 2009, as amended in January 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above, and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise despite the fact that all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Hong Kong Tax Treaty. Tarena HK has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, as Tarena Hangzhou has not paid dividends in the past and does not plan to pay dividends in the future as it may continue to incur losses. See “Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong subsidiary.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that Circular 698 was not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that Circular 698 is applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under Circular 698, and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698. On March 28, 2011, the SAT released SAT Bulletin (2011) No. 24, or SAT Bulletin 24, to clarify several issues related to Circular 698. SAT Bulletin 24 became effective on April 1, 2011. According to SAT Bulletin 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

In addition, the EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition Criteria and Procedures for Advance and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its “high and new technology enterprise” certificate in 2012, which will be valid until the end of 2014. Tarena Tech will be eligible for a preferential tax rate of 15% as long as it maintain its “high and new technology enterprise” status. Tarena Hangzhou was established in 2013 and is qualified as an eligible software enterprise, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

An enterprise or individual providing taxable service within the territory of China has been historically required to pay business tax at the rate of 3% or 5% on the revenues generated from provision of such services in accordance with applicable PRC tax regulations. However, if the services provided are technical transfer or technical development, or technical consulting and technical service related to technology transfer or technical development, business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the SAT promulgated the Notice on the Pilot Program in Shanghai Replacing BT with VAT in Transportation and Some Modern Service Sectors. Pursuant to this circular and other relevant notices, VAT shall be imposed in lieu of business tax in transportation and some modern service sectors firstly in Shanghai starting from January 1, 2012. Afterwards the VAT Pilot Program is expanded to Beijing from September 1, 2012, and then is rolled out to the whole country from August 1, 2013. Under the VAT Pilot Program, VAT at a rate of 6% applies to some modern service industries.

Local Surcharges

The city construction tax and education surcharge are local surcharges imposed as a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). The city construction tax is charged at rates of 1%, 5% or 7% (the applicable city construction tax rate depends on the location of the taxpayer) of the turnover tax paid while the education surcharge rate is currently at 3% of the turnover tax paid. Though in the past, foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010 according to a notice issued by the State Council in October 2010.

In addition to the city construction tax and the education surcharge, the Ministry of Finance issued Circular Caizong (2010) No. 98, or Circular 98, that requires all entities and individuals (including foreign-invested enterprises, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax paid. Local governments are required to report their implementation measures on LES to the Ministry of Finance. LES became applicable to all entities and individuals in Beijing on January 1, 2012.

Employment Laws and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	43	Founder, chairman and chief executive officer
Jianguang Li	49	Director
Yongji Sun	49	Independent director
Xiaosong Zhang	50	Independent director
Ya-Qin Zhang	48	Independent director
Suhai Ji	37	Chief financial officer
Ying Sun	37	Vice president
Yi Li	38	Vice president
Yinan Qi	35	Vice president and general manager of northern region
Jiangyou Wang	36	General manager of southern region
Xiaolan Tang	34	General manager of central and western region

Shaoyun Han is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Before founding Tarena in September 2002, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage between 1995 and 2002, responsible for software research and development and corporate management. Mr. Han received a bachelor’s degree in computer application from Jilin University in China.

Jianguang Li is our director. Mr. Li has served as our director since January 2004. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

Yongji Sun has served as our independent director since April 2, 2014. Mr. Sun currently serves as the chairman of Dilato Infotech Inc. and the chief executive officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as executive vice president of special projects and strategic relationships at HiSoft Technology International Ltd., or HiSoft .. Prior to joining HiSoft in November 2005, Mr. Sun founded Beijing Tianhai Hongye International Software Co., Ltd. (Ensemble) in 2002 and served as its chief executive officer from 2003 to 2005. He founded and served as chief executive officer of Newland Network Co. from 2000 to 2002. He founded Lotus China in 1993 and served as the head of the research and development center until 1998. Mr. Sun received a bachelor’s degree from North Eastern Machinery Institute in 1985, a master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and received a master of business administration from Babson College in 2000.

Xiaosong Zhang has served as our independent director since April 2, 2014. Mr. Zhang has served as an independent director and chairman of the audit committee of Sungy Mobile Limited, a NASDAQ-listed mobile internet company, since November 2013. Mr. Zhang has served as the chief financial officer of iSoftStone Holdings Limited, a NYSE-listed company, since July 2010 and was an independent director of iSoftStone between February 2010 and July 2010. Prior to joining iSoftStone, Mr. Zhang served as chief financial officer of BJB Career Education Company Limited from 2009 to June 2010, as chief financial officer of Emarket Holding Group, Ltd. from 2008 to 2009, as chief financial officer of Chinacars, Inc. from 2007 to 2008 and as chief financial officer of Vimicro International Corporation, a NASDAQ-listed company, from 2004 to 2007. From

2000 to 2004, Mr. Zhang was a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang received his master degree in accountancy from University of Illinois, his master degree in professional meteorology from Saint Louis University, and his bachelor degree in meteorology from Peking University. Mr. Zhang is a Certified Public Accountant in the State of California.

Mr. Ya-Qin Zhang has served as our independent director since April 2, 2014. Mr. Zhang has served as an independent director and member of the audit committee of Autohome Inc., a NYSE-listed company, since December 2013. Mr. Zhang has served as a director of ChinaCache International Holdings Ltd., a NASDAQ-listed company, since September 2010. Mr. Zhang has been serving as the chairman of Microsoft Asia-Pacific R&D Group since 2005 and is in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. From 2009 to 2012, Mr. Zhang served as an independent director of China Real Estate Information Corporation, a provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

Suhai Ji is our chief financial officer. Mr. Ji has served as our chief financial officer since September 2013. From November 2010 to September 2013, Mr. Ji served as the chief financial officer of NQ Mobile Inc., a NYSE-listed company. From June 2009 to November 2010, Mr. Ji was a director in the NYSE Beijing Representative Office where he was responsible for NYSE’s business development in China. From 2005 to 2009, Mr. Ji worked as an associate and vice president in investment banking at Deutsche Bank AG, Hong Kong Branch. Prior to that, Mr. Ji was a management consultant at A.T. Kearney Beijing Office from 2003 to 2005. Mr. Ji received a bachelor’s degree in economics and a master’s degree in international economics and finance from Brandeis University, as well as an MBA degree in finance from Columbia Business School.

Ying Sun is our vice president. Ms. Sun has served as our vice president since December 2009, responsible for our nation-wide operations. Ms. Sun joined us in June 2005 as the general manager of our Beijing learning centers. Between 2007 and 2009, she was the general manager of our northern region. From 1999 to 2005, Ms. Sun worked in Gloria Hotels and Resorts, serving in various sales and human resources-related roles. Ms. Sun received a bachelor’s degree in tourism economics management from Dongbei University of Finance and Economics in China. Ms. Sun is the spouse of Shaoyun Han.

Yi Li is our vice president. Mr. Li has served as our vice president since January 2012, responsible for our teaching and research efforts. Mr. Li joined us in November 2008, serving as our director of teaching between 2008 and 2012. Prior to joining us, Mr. Li was a senior teacher and later a general supervisor of the JAVA training course at Oriental Standard between 2005 and 2008. From 2004 to 2005, Mr. Li was a senior development engineer at IBM China R&D center. Mr. Li received a bachelor’s degree in Automation from the Institute of Technology of Taiyuan and a master’s degree in software engineering from Beihang University.

Yinan Qi is our vice president and general manager of northern region. Mr. Qi has served as our vice president since September 2013, responsible for our selling and marketing efforts, and as our general manager of northern region since June 2010, responsible for our operations in Northern China. Mr. Qi joined us in March 2007, previously serving in roles including the deputy general manager of northern region, deputy general manager of our Beijing learning centers and director of our Hangzhou learning center. Prior to joining us, Mr. Qi served as the general manager of the Beihang campus of GAMFE between 2005 and 2006 and as director of technology at Zhonghe Wangxun (Beijing) Information Technology Co., Ltd. between 2002 and 2005. Mr. Qi received a bachelor’s degree in optoelectronic technology from China Jiliang University and a master’s degree in multimedia technologies from the University of Science and Technology Beijing.

Jiangyou Wang is our general manager of southern region. Mr. Wang has served as our general manager of southern region since January 2010, responsible for our operations in Southern China. Mr. Wang joined us in March 2008 as the director of our Hangzhou learning center before being promoted to his current position. Between 2007 and 2008, Mr. Wang founded Hangzhou Daowei Information Technology Co., Ltd., an IT operating services provider. Between 2006 and 2007, Mr. Wang co-founded Hangzhou Beiteng Technology Co., Ltd., a business simulation and course content provider. Between 2005 and 2006, Mr. Wang served as general manager of Talking Street English School in Ningbo. Between 2001 and 2004, Mr. Wang worked in Hangzhou New Grand Software Co., Ltd. as a regional sales director and general manager of the Ningbo branch. Mr. Wang received an associate’s degree in sales and marketing management from Zhejiang Industrial & Commercial University.

Xiaolan Tang is our general manager of central and western region. Mr. Tang has served as our general manager of central and western region since January 2011, responsible for our operations in central and western China. Mr. Tang joined us in October 2007, serving as marketing director of our Beijing branch, marketing director of the northern region and vice-general manager of northern region before being promoted to his current position. From 2006 to 2007, Mr. Tang worked as the director of marketing at Beijing Blue Point Technology Co., Ltd. From 2002 to 2006, Mr. Tang served as executive assistant to the general manager and training school headmaster of Jilin Education Technology Co., Ltd. Mr. Li received a bachelor’s degree in management from Jilin University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advanced notice or remuneration for certain acts of the officer, such as (i) being convicted or pleading guilty to a felony or to an act of fraud, misappropriation or embezzlement, (ii) being negligent or acting dishonestly to our detriment, (iii) engaging in actions amounting to misconduct or failing to perform his/her duties hereunder and such failure continues after the executive officer is afforded a reasonable opportunity to cure such failure, (iv) death, and (v) having a disability which, as reasonably determined by our board of directors, renders the executive officer unable to perform the essential functions of his/her employment, even with reasonable accommodation that does not impose an undue hardship on us, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply. In such case, the executive officer will not be entitled to receive any severance payment by reason of the termination. We may also terminate an executive officer’s employment without cause at any time upon three months prior written notice. In such case of such termination by us, we shall provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time by giving three months prior written notice.

Each of our executive directors have agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use or disclose, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, the executive officers have also agreed to disclose to us in confidence all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officers has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as our representative for the purposes of doing business with such persons or entities which will harm the business relationship between us and such persons and/or entities, (ii) unless expressly consented to by us, assume employment with or provide services as a director or otherwise for any of our competitor, or engage, whether as principal, partner, licensor or otherwise, any of our competitor; or (iii) unless expressly consented to by us, seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employee employed as at or after the date of termination of employment for such executive officer with us, or in the year preceding such termination.

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Xiaosong Zhang, Yongji Sun and Ya-Qin Zhang and is chaired by Mr. Xiaosong Zhang. Each member of our audit committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Xiaosong Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Ya-Qin Zhang, Yongjin Sun and Xiaosong Zhang, and is chaired by Ya-Qin Zhang. Each member of our compensation committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Yongjin Sun, Xiaosing Zhang and Ya-Qin Zhang, and is chaired by Mr. Yongji Sun. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to our fifth amended and restated memorandum and articles of association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately US$0.5 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers, see “Management—Share Incentive Plan.”

Share Incentive Plan

The 2008 Plan

We adopted the 2008 Plan in September 2008. The purpose of the 2008 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected directors, officers, employees and consultants and to promote the success of Tarena’s business by offering these individuals an opportunity to acquire a proprietary interest in Tarena.

Under the 2008 Plan, the maximum aggregate number of shares which may be issued is 8,184,990. As of the date of this prospectus, options to purchase 8,134,830 ordinary shares are issued and outstanding, and there are 50,160 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

There are outstanding options to purchase a total of 3,815,000 ordinary shares granted prior to our adoption of the 2008 Plan. Such options were ratified by our board and included in the 2008 Plan.

The following paragraphs summarize the terms of the 2008 Plan.

Types of Awards. The 2008 Plan permits the awards of options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares.

Plan Administration. Our board of directors or a committee appointed by our board will administer the 2008 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant, among other things.

Award Agreement. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award and the provisions applicable in the event of the grantee’s employment or service terminates.

Eligibility. We may grant awards to our employees, directors and consultants of our company, as well as trusts or companies established in connection with any of our employee benefit plan for the benefit of our employees, directors or consultants.

Acceleration. The plan administrator may accelerate the vesting or exercisability of an option or lapsing of a repurchase or redemption right to which restricted shares may be subject.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or applicable laws of descent and distribution or pursuant to a qualified domestic relations order and by trusts or companies established in connection with any of our employee benefit plan for the benefit of an employee, director or consultant, except as otherwise provided by the plan administrator.

Termination of Employment or Service. In the event that a grantee ceases employment with us or ceases to provide services to us, any vested options will generally terminate after a period of time following the termination of employment if the grantee does not exercise the options during this period.

Restrictions on Issue of Shares. Options granted under the 2008 Plan can only be exercised and ordinary shares can only be issued upon the occurrence of (i) the consummation of a qualified initial public offering, (ii) the consummation of a liquidation event or (iii) the expiry of the five year period commencing from the grant date.

Termination of the 2008 Plan. Unless terminated earlier, the 2008 Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval if required by applicable law.

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As of the date of this prospectus, options to purchase 1,805,784 ordinary shares are issued and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, consultants or directors. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	860,000	0.058	January 1, 2004	December 31, 2013
	640,000	0.058	October 1, 2006	September 30, 2016
	600,000	0.158	January 1, 2008	December 31, 2017
	1,523,020	1.000	August 26, 2011	August 25, 2021
	1,326,980	1.830	January 1, 2013	December 31, 2022
	130,000	4.360	February 20, 2014	December 31, 2022
	916,848	1.830	February 20, 2014	February 19, 2024
Jianguang Li	400,000	0.058	January 1, 2004	December 31, 2013
Suhai Ji	*	1.830	September 16, 2013	September 15, 2023
		1.830	February 20, 2014	December 31, 2022
Ying Sun	400,000	0.058	September 1, 2005	August 31, 2015
	100,000	0.058	February 20, 2007	January 31, 2017
	18,000	1.830	January 1, 2013	December 31, 2022
	5,000	4.360	February 20, 2014	February 1, 2017
Yi Li	*	0.890	March 1, 2009	February 28, 2019
		1.830	January 1, 2013	December 31, 2022
		4.360	February 20, 2014	December 31, 2022
Yinan Qi	*	0.890	June 1, 2009	May 31, 2019
		1.830	January 1, 2013	December 31, 2022
		4.360	February 20, 2014	December 31, 2022
Jiangyou Wang	*	0.890	June 1, 2009	May 31, 2019
		1.830	January 1, 2013	December 31, 2022
		4.360	February 20, 2014	December 31, 2022
Xiaolan Tang	*	0.890	June 1, 2009	May 31, 2019
		1.830	January 1, 2013	December 31, 2022
		4.360	February 20, 2014	January 1, 2017

Total	7,633,028

*	The aggregate number of ordinary shares underlying the outstanding options that are exercisable within 60 days of the date of this prospectus held by this individual is less than 1% of our total outstanding shares.

As of the date of this prospectus, other employees and a consultant as a group held options to purchase 2,307,586 ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.360 per ordinary share.

Certain Legal Proceedings Relating to Our Chief Financial Officer

From November 2010 to September 2013, our chief financial officer, Mr. Suhai Ji, was the chief financial officer of NQ Mobile Inc., a NYSE-listed company. On October 24, 2013, Muddy Waters LLC, a short-seller research company, published a report alleging, among others things, that certain operating and financial data reported by NQ Mobile Inc. were false. Since the date of the report, NQ Mobile Inc. and many of its current and former directors and executive officers have been named as defendants in several putative class action lawsuits filed in the United States alleging violations of federal securities laws. Mr. Ji is one of the former executive officers named in the complaints. The case is in its preliminary phase and, to our knowledge, all of the defendants deny and are vigorously contesting the allegations. None of the proceedings involves us.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of (i) all of our outstanding series A, series B and series C preferred shares and (ii) all of our outstanding ordinary shares into Class B ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

We have adopted a dual class ordinary share structure which will become effective immediately prior to the completion of this offering. The calculations in the table below are based on 37,657,389 ordinary shares outstanding as of the date of this prospectus and 50,657,389 ordinary shares outstanding immediately after the completion of this offering, including (i) 15,300,000 Class A ordinary shares to be sold by us and the selling shareholders in this offering in the form of ADSs, (ii) 1,500,000 Class A ordinary shares to be sold by us in a concurrent private placement to New Oriental Education & Technology Group Inc., and (iii) 33,857,389 Class B ordinary shares redesignated and converted from our outstanding ordinary shares and preferred shares, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Being Sold in This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%	Number	%	Number	%	Number	%	%
Directors and Executive Officers:**
Shaoyun Han(1)	13,345,951	32.4	—	—	3,545,453	17.4	9,800,498	29.0	28.3
Jianguang Li(2)	400,000	1.1	—	—	400,000	2.3	—	—	*
Yongji Sun	—	—	—	—	—	—	—	—	—
Xiaosong Zhang	—	—	—	—	—	—	—	—	—
Ya-Qin Zhang	—	—	—	—	—	—	—	—	—
Suhai Ji	*	*	—	—	*	*	—	—	*
Ying Sun(3)	13,345,951	32.4	—	—	3,545,453	17.4	9,800,498	29.0	28.3
Yinan Qi	*	*	—	—	*	*	—	—	*
Yi Li	*	*	—	—	*	*	—	—	*
Jiangyou Wang	*	*	—	—	*	*	—	—	*
Xiaolan Tang	*	*	—	—	*	*	—	—	*
All directors and executive officers as a group	13,997,196	33.4	—	—	4,196,698	20.0	9,800,498	29.0	28.4

Principal and Selling Shareholders:
Goldman Sachs funds(4)	10,914,852	29.0	—	—	—	—	10,914,852	32.2	30.7
IDG funds(5)	8,885,349	23.6	2,147,675	5.7	—	—	6,737,674	19.9	19.0
JAFCO Asia Technology Fund IV(6)	5,630,630	15.0	1,652,325	4.4	—	—	3,978,305	11.8	11.2
Connion Capital Limited(7)	2,594,439	6.9	—	—	—	—	2,594,439	7.7	7.3

Notes:

*	Less than 1%.
**	Except for Mr. Jianguang Li, Mr. Yongji Sun, Mr. Xiaosong Zhang and Mr. Ya-Qin Zhang, the business address of our directors and executive officers is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, 100098, PRC.

(1)	Represents (i) 6,060,000 ordinary shares held by Learningon Limited, a British Virgin Islands company wholly owned by Mr. Han, (ii) 2,594,439 ordinary shares held by Connion Capital Limited, a British Virgin Islands company wholly owned by Mr. Han, (iii) 1,146,059 ordinary shares held by Techedu Limited, a British Virgin Islands company wholly owned by Mr. Han, (iv) 3,040,953 ordinary shares that Mr. Han may purchase upon exercise of options within 60 days of the date of this prospectus and (v) 504,500 ordinary shares that Ms. Ying Sun may purchase upon exercise of options within 60 days of the date of this prospectus. Mr. Han and Ms. Sun are husband and wife. Mr. Han is the sole director of Learningon Limited, Connion Capital Limited and Techedu Limited.
(2)	Represents 400,000 ordinary shares that Mr. Li may purchase upon exercise of options within 60 days of the date of this prospectus. Mr. Li is a director of our company jointly appointed by IDG Technology Venture Investments, LP and IDG Technology Venture Investment III, L.P. The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	See footnote (1).
(4)	Represents (i) 5,457,426 ordinary shares issuable upon conversion of the same number of Series C convertible preferred shares held by Goldman Sachs Investment Partners Master Fund, L.P. and (ii) 5,457,426 ordinary shares issuable upon conversion of the same number of Series C convertible preferred shares held by Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. The general partner of Goldman Sachs Investment Partners Master Fund, L.P. is Goldman Sachs Investment Partners GP, LLC, and the investment manager of Goldman Sachs Investment Partners Master Fund, L.P. is GS Investment Strategies, LLC. Goldman Sachs Investment Partners GP, LLC and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Goldman Sachs Investment Partners Master Fund, L.P. is 200 West Street, NY NY 10282. The general partner of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is Goldman Sachs Investment Partners Private Opportunities Holdings Advisors, Inc., and the investment manager of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is GS Investment Strategies, LLC. Goldman Sachs Investment Partners Private Opportunities Holdings Advisors, Inc. and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is 200 West Street, NY NY 10282.
(5)	Represents (i) 7,196,159 ordinary shares issuable upon conversion of the same number of Series A convertible preferred shares held by IDG Technology Venture Investments, LP and (ii) 1,689,190 ordinary shares issuable upon conversion of the same number of Series B convertible preferred shares held by IDG Technology Venture Investment III, L.P. IDG Technology Venture Investments, LP is a Delaware limited partnership which is controlled by IDG Technology Venture Investments, LLC, its sole general partner. IDG Technology Venture Investments, LLC is controlled by its two managing member: Mr. Quan Zhou and Mr. Chi Sing Ho. The registered office address of IDG Technology Venture Investments, LP is The Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297. IDG Technology Venture Investment III, L.P. is a Delaware limited partnership which is controlled by IDG Technology Venture Investment III, LLC, its sole general partner. IDG Technology Venture Investment III, LLC is controlled by its two managing member: Mr. Quan Zhou and Mr. Chi Sing Ho. The registered office address of IDG Technology Venture Investment III, L.P. is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.
(6)	Represents 5,630,630 ordinary shares issuable upon conversion of the same number of Series B convertible preferred shares held by JAFCO Asia Technology Fund IV. JAFCO Asia Technology Fund IV is an exempted company organized and existing under the laws of the Cayman Islands and is wholly owned by JAFCO Asia Technology Fund IV L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings IV Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd, is the sole general partner of JAFCO Asia Technology Fund IV L.P. and controls the voting and the investment power over the securities owned by JAFCO Asia Technology Fund IV. JAFCO Asia Technology Holdings IV Limited has appointed JAFCO Investment (Asia Pacific) Ltd to manage JAFCO Asia Technology Fund IV L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund IV is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. As at the date of this document, Messrs. Yoshiyuki Shibusawa, Junitsu Uchikata and Ui Chel Joung are members of such investment committee and Messrs. Shibusawa and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund IV, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund IV, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The registered office address of JAFCO Asia Technology Fund IV is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(7)	The registered office address of Connion Capital Limited is Offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is wholly owned by Mr. Shaoyun Han. Mr. Shaoyun Han is the sole director of Connion Capital Limited.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States, 7,196,159 of our Series A convertible preferred shares, or 100.0% of our issued and outstanding Series A preferred shares, are held by one record holder in the United States, 1,689,190 of our Series B convertible preferred shares, or 23.1% of our issued and outstanding Series B preferred shares, are held by one record holder in the United States and 10,914,852 of our Series C convertible preferred shares, or 100.0% of our issued and outstanding Series C preferred shares, are held by two record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

JAFCO Asia Technology Fund IV has informed us that it is an affiliate under common control with Nomura Securities International, Inc., a FINRA member.

Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. have informed us that (i) they are managed by GS Investment Strategies, LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc., (ii) Goldman, Sachs & Co., Goldman Sachs Execution & Clearing, L.P., Mercer Allied Company, L.P. and REDI Global Technologies LLC are affiliated with The Goldman Sachs Group, Inc., (iii) Goldman, Sachs & Co., Goldman Sachs Execution & Clearing, L.P., Mercer Allied Company, L.P. and REDI Global Technologies LLC are members of the Financial Industry Regulatory Authority and (iv) certain affiliates of The Goldman Sachs Group, Inc. may participate in this offering as an underwriter. Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. have informed us that certain affiliates of The Goldman Sachs Group, Inc. who may participate in this offering as an underwriter will not be selling securities as part of this offering.

Other than JAFCO Asia Technology Fund IV, Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P., none of our other shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure—Contractual Arrangements with Our VIEs.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Starting from the second half of 2011, Chuanbang, a company wholly owned by our chief executive officer, Mr. Shaoyun Han, began to offer person-to-person lending to enable qualified students to borrow unsecured loans from unrelated individuals to pay for our tuition fees. Under the person-to-person lending service offered by Chuanbang, a student enters into a loan agreement with Mr. Han, as the designated representative of Chuanbang, to borrow an amount equal to our tuition fees. Mr. Han then assigns the existing loan agreement to an unrelated individual lender identified by Chuanbang, or the person-to-person lender, with us serving as the guarantor of the loan to the student. Upon the receipt of cash from the person-to-person lenders, Mr. Han remits the cash to us directly on behalf of the student for the payment of such student’s tuition fees. Chuanbang services the student loans by collecting repayments on behalf of the person-to-person lenders from students, made to an account opened in the name of Mr. Han. The “interest spread” between (i) the interest rate under the loan agreement between the student and Mr. Han and (ii) the “anticipated annual yield” under the assignment agreement between Mr. Han and the person-to-person lender represents compensation for Chuanbang’s estimated costs incurred in originating and servicing the student loans, plus the amount payable to us for guaranteeing the student loans. We received US$0.3 million, US$7.9 million and US$8.7 million in tuition fees under Chuanbang’s person-to-person financing arrangements in 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, our maximum exposure to guarantees of student loans was US$7.4 million and US$4.4 million, respectively. US$6,087, US$70,245 and US$90,490 were recognized as guarantee fee revenue and included in other revenues in 2011, 2012 and 2013, respectively. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2012 and 2013. We had paid US$78,931 by December 31, 2013 to discharge its guarantee obligations, which represented cumulative default of repayments by students as of December 31, 2013.

In 2012 and 2013, we received advances for prepayments of services in the amount of US$0.3 million and US$0.2 million from Chuanbang, respectively. We fully repaid such advances in 2012 and 2013 as the services were no longer required.

Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 6%~8% of the amount collected. The staff of Chuanbang includes our former employees who joined Chuanbang in July 2013. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fee was US$64,586 for 2013.

Transactions with Mr. Shaoyun Han. Under Chuanbang’s lending service, students are typically required to repay the loan amount to a bank account opened in the name of Mr. Shaoyun Han. However, certain students remitted payments to us directly instead of to Mr. Han. In 2011, 2012 and 2013, we received cash repayments from students utilizing Chuanbang’s lending service in the amount of US$0.2 million, US$0.7 million and US$0.1 million, respectively. The amount received by us on behalf of Mr. Han is recorded in amounts due to Mr. Han. The Company repaid US$0.1 million, US$0.7 million and US$0.2 million, respectively, to Mr. Han in 2011, 2012 and 2013. As of December 31, 2012 and 2013, the amounts due to Mr. Han were US$0.1 million and nil, respectively.

Transactions with Connion Capital Limited. In connection with the issuance of Series C convertible redeemable preferred shares in 2011, Connion Capital Limited, a company owned by Mr. Shaoyun Han, paid

US$0.2 million of the issuance cost of Series C convertible redeemable preferred shares in 2011 on our behalf. We fully repaid such amount in cash to Connion Capital Limited on March 30, 2012. As of December 31, 2012 and 2013, the amounts due to Connion Capital Limited was nil, respectively.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 90,000,000 ordinary shares with a par value of US$0.001 each and 60,000,000 preferred shares with a par value of US$0.001 each, of which 8,571,430 preferred shares are designated as Series A preferred shares, 7,319,820 preferred shares are designated as Series B preferred shares and 10,914,852 preferred shares are designated as Series C preferred shares. As of the date of this prospectus, there are 12,226,558 ordinary shares, 7,196,159 Series A preferred shares, 7,319,820 Series B preferred shares and 10,914,852 Series C preferred shares issued and outstanding. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be redesignated or converted into Class B ordinary shares on a one-for-one basis.

We adopted our fifth amended and restated memorandum and articles of association, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. Our fifth amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$1,000,000 divided into (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with our fifth amended and restated memorandum and articles of association. All outstanding ordinary shares and all outstanding preferred shares will be automatically redesignated or converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the offering. Immediately upon the completion of this offering, we will have 33,857,389 Class B ordinary shares outstanding. We will issue 11,500,000 Class A ordinary shares represented by our ADSs in this offering and issue 1,500,000 Class A ordinary shares in a concurrent private placement to New Oriental Education & Technology Group Inc. The selling shareholders will sell 3,800,000 Class A ordinary shares represented by ADSs, assuming the underwriters will not exercise their option to purchase additional ADSs in the offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Upon the completion of this offering, our authorized share capital is US$1,000,000 divided into 1,000,000,000 ordinary shares, with a par value of US$0.001 each, which will be divided into (i) 860,000,000 Class A ordinary shares with a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares, with a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with our fifth amended and restated memorandum and articles of association. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, provided that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. Holders of our ordinary shares are entitled to ten calendar days notice of meetings of our shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold at least 50% of all voting power of our share capital in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 1/3 of the aggregate voting power of our company. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 2/3 of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NASDAQ Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares. The Companies Law and our post-offering amended and restated articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

Our fifth amended and restated memorandum and articles of association do not provide provisions that are different from those that are applicable to an exempted company as set forth above.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On December 10, 2013, we issued 229,212 ordinary shares to GF Tarena Limited pursuant to a conversion of 229,212 Series A preferred shares held by GF Tarena Limited into ordinary shares.

On December 10, 2013, we issued 1,146,059 ordinary shares to Techedu Limited pursuant to a conversion of 1,146,059 Series A preferred shares held by Techedu Limited into ordinary shares.

Preferred Shares

On September 6, 2011, we issued a total of 10,914,852 Series C preferred shares to Goldman Sachs Investment Partners Master Fund, L.P. and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. for an aggregate consideration of US$19,974,179.

As the holders of our Series C preferred shares was not our related party prior to such holders’ initial investment in our securities, the price of our Series C preferred shares was determined based on negotiations between us and the investors and was approved by our board of directors. Our Series C preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

Option Grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees.

As of the date of this prospectus, options to purchase 9,940,614 ordinary shares are granted and outstanding, at a weighted average exercise price of US$2.46 per ordinary share. See “Management—Share Incentive Plan.”

Shareholders Agreement

In connection with our issuance of Series C preferred shares, we and all our then shareholders entered into an amended and restated shareholders agreement on September 6, 2011.

Under the shareholders agreement, our Series A, Series B and Series C preferred shareholders are entitled to registration rights and certain preferential rights, including, among others, right of first refusal in the event that Mr. Shaoyun Han, his affiliate or any of our employees holding at least 1% of our ordinary shares proposes to sell or otherwise transfer any of our shares, and co-sale rights in the event that any shares are sold to purchasers other than preferred shareholders. Except for the registration rights and certain tax-related rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after the completion of this offering, upon a written request from the holders of at least 10% of the registrable securities held by our preferred shareholders, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the holders of a majority of the registrable securities held by our preferred shareholders, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand or piggyback registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our ordinary shares on a form that would be suitable for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration, with certain limited exceptions.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the completion of this offering, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act.

We will enter into a registration rights agreement with New Oriental Education & Technology Group Inc. in connection with the concurrent private placement, pursuant to which we will grant them Form F-3 registration rights and the piggyback registration rights. In addition, we will agree to pay expenses relating to New Oriental Education & Technology Group Inc.’s exercise of Form F-3 registration rights and piggyback registration rights, except for underwriting discounts and commissions relating to the sale of securities, unless, subject to a few exceptions, a registration request is subsequently withdrawn at the request of New Oriental Education & Technology Group Inc.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (i) a special resolution of the shareholders and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from wilful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposal before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Citibank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in one Class A ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 388 Greenwich Street, New York, New York 10005. The depositary has appointed Citibank, N.A.—Hong Kong branch as custodian of the securities, cash and other property represented by the ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADS holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADS holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADS holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a practicable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of Citibank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADS holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADS holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADS holders entitled thereto; or

•	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADS holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADS holders. The depositary shall make such elective distribution available to ADS holders only if (i) we shall have timely requested that the elective distribution is available to ADS holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADS holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADS holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADS holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADS holder, the depositary may choose any method of distribution that it deems practicable for such ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of Citibank, N.A., as depositary for the benefit of holders of ADSs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADS holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADS holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADS holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADS holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADSs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADS holders be able to view our reports?

The depositary will make available for inspection by ADS holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADS holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

Charges will be payable by each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	in connection with the conversion of foreign currency into U.S. dollars, the depositary or the custodian shall deduct out of such foreign currency the fees and expenses charged by it or its agent so appointed in connection with such conversion.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects fees for the issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect the fees for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADS holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADS, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. By holding or having held an ADS the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADS holders entitled thereto.

By holding an ADS or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADSs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us among other steps:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADSs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADS holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADS holders a means to access the text of such amendment. If an ADS holder continues to hold an ADS after being so notified, such ADS holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the ADRs to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary.

On and after the date of termination of the deposit agreement, the holder will, upon surrender of an ADR at the principal office of the depositary, upon the payment of the charges of the depositary for the surrender of ADRs, subject to the conditions and restrictions of the deposit agreement, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of deposited securities represented by such ADR. If any ADRs shall remain outstanding after the date of termination of the deposit agreement, the registrar thereafter shall discontinue the registration of transfers of ADRs, and the depositary shall suspend the distribution of dividends to the holders thereof, and shall not give any further notices or perform any further acts under the deposit agreement, except that the depositary shall continue to collect dividends and other distributions pertaining to deposited securities, shall sell rights as provided in the deposit agreement, and shall continue to deliver deposited securities, subject to the conditions and restrictions set forth in the deposit agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the depositary (after deducting, or charging, as the case may be, in each case, the charges of the depositary for the surrender of an ADR, any expenses for the account of the holder in accordance with the terms and conditions of the deposit agreement and any applicable taxes or governmental charges or assessments). At any time after the date of termination of the deposit agreement, the depositary may sell the deposited securities and thereafter hold uninvested the net proceeds, together with any other cash then held by it without liability for interest for the pro rata benefit of the holders of ADRs not theretofore surrendered. Thereafter, the depositary shall be discharged from all obligations under the deposit agreement with respect to the ADRs, the Shares, the deposited securities and the ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the charges of the depositary for the surrender of an ADR, any expenses for the account of the holder in accordance with the terms and conditions of the deposit agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the deposit agreement, we will be discharged from all obligations under the deposit agreement as to the ADRs, the Shares, the deposited securities and the ADSs except for certain specified obligations to the depositary under the terms of the deposit agreement.

Limitations on Obligations and Liability to ADS holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADS holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADSs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADSs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADSs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADS register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADSs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	the depositary exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	the depositary performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	the depositary takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADSs, any ADSs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of Citibank, N.A. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADS holders or other holders of an interest in an ADS about the requirements of Cayman Islands or PRC law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADSs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADS holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADSs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner of ADSs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADSs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADSs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADS holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADSs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADSs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

The deposit agreement and the ADSs will be governed by, and construed in accordance with, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in the deposit agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of any other deposited securities, as such, shall be governed by the laws of the People’s Republic of China (or, if applicable, such other laws as may govern the deposited securities).

By holding an ADS or an interest therein, registered holders of ADSs and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering and the concurrent private placement, we will have 15,300,000 ADSs outstanding, representing 15,300,000 Class A ordinary shares, or approximately 30.2% of our outstanding ordinary shares (i) assuming the underwriters will not exercise their option to purchase additional ADSs and (ii) including 1,500,000 Class A ordinary shares we issue and sell through a concurrent private placement to New Oriental Education & Technology Group Inc. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the NASDAQ Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, our directors and executive officers, our existing shareholders, certain of our option holders and New Oriental Education & Technology Group Inc. have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are registered pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that do not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal 168,000 Class A ordinary shares immediately after this offering (or 190,950 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NASDAQ Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share incentive plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the at the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman (Cayman) Limited, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the SAT in April 2009, as amended in January 2014, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the SAT issued the Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. We do not believe that Tarena International, Inc. is a PRC resident enterprise. If the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated a tax notice on October 27, 2009, or Circular

601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Our Hong Kong subsidiary has not obtained the approval for a withholding tax rate of 5% from the relevant tax authority and does not plan to obtain such approval in the near future because our PRC subsidiaries have not paid any dividends and do not plan to pay dividends in the near future.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The SAT issued a Circular 59 together with the Ministry of Finance in April 2009 and a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Circular 698 and we and our non-resident investors may be at risk of being required to file a return and being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698. See “Risk Factors—Risk Factors Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective financial control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated VIEs for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or our consolidated VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs have been approved for listing on the NASDAQ Global Select Market. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the PRC EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Select Market. In addition, we do not expect that holders of ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market election. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING (CONFLICT OF INTEREST)

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010, U.S.A.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	7,573,500
Credit Suisse Securities (USA) LLC	5,814,000
Jefferies LLC	1,147,500
Oppenheimer & Co. Inc.	765,000
Total	15,300,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,295,000 ADSs from IDG Technology Venture Investments, LP, one of the selling shareholders. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the additional ADSs covered by the option described above.

Paid by Us

	No Exercise		Full Exercise
Per ADS	US$	0.63	US$	0.63
Total	US$	7,245,000	US$	7,245,000

Paid by the Selling Shareholders

	No Exercise		Full Exercise
Per ADS	US$	0.63	US$	0.63
Total	US$	2,394,000	US$	3,839,850

We have agreed to reimburse the underwriters for up to US$30,000 of expenses incurred by them in connection with this offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.378 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately US$2,619,555, including SEC registration fees of US$22,662.36, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fees of US$26,892.50, the NASDAQ Global Select Market listing fee of US$125,000, printing expenses of approximately US$200,000, legal fees and expenses of approximately US$1,300,000, accounting fees of approximately US$545,000, roadshow costs and expenses of approximately US$300,000, and travel and other out-of-pocket expenses of approximately US$100,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and the NASDAQ Global Select Market listing.

We have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities. We have also agreed to cause our subsidiaries and consolidated variable interest entities to abide by the restrictions of the lock-up agreement. In addition, all of our existing shareholders and all of our directors, executive officers and certain option holders, as well as New Oriental Education & Technology Group Inc., have entered into a similar 180-day lock-up agreement with respect to our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities.

In addition, through a letter agreement, we have instructed Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs unless we consent to such deposit and issuance. We have agreed with the underwriters not to give such consent, without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus.

Concurrently with, and subject to, the completion of this offering, New Oriental Education & Technology Group Inc., a non-US entity, has agreed to purchase from us US$13.5 million of our Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio, or an aggregate of 1,500,000 Class A ordinary shares at a price of US$9.00 per Class A ordinary share. The private placement is being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S promulgated under the Securities Act. Under the subscription agreement executed on March 19, 2014, the completion of this offering is the only substantive closing condition precedent for their private placement and if this offering is completed, their private placement will be completed at the same time as the completion of this offering. New Oriental Education & Technology Group Inc. has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs has been negotiated between us and the representatives. The factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, included our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “TEDU.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market on behalf of the underwriters. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us and the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(iv)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(i)	you confirm and warrant that you are either:

(a)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(b)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c)	a person associated with the company under section 708(12) of the Corporations Act; or

(d)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(ii)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

The ADSs may only be offered, sold or distributed, directly or indirectly, in the provinces of Ontario and Quebec, Canada or to residents thereof and not in any other province or territory of Canada or to or for the benefit of any resident of any other province or territory of Canada. Such offers or sales will be made pursuant to an exemption from the requirement to file a prospectus with the regulatory authorities in the provinces of Ontario and Quebec, and will be made only through a dealer duly registered under the applicable securities laws of the province of Ontario or Quebec, as the case may be, or in accordance with an exemption from the applicable registered dealer requirements.

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(i)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(ii)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(iii)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(iv)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(v)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(vi)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(vii)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(viii)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(ix)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(x)	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to 765,000 ADSs offered in this offering for sale at the initial public offering price to directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates in the past have not performed, but may in the future perform, various financial advisory and investment banking services for us and the selling shareholders, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer and the selling shareholders.

Conflicts of Interest

Goldman Sachs (Asia) L.L.C., one of the participating underwriters, and/or its affiliates beneficially own in excess of 10% of our issued and outstanding shares and as a result are deemed to be our “affiliate” and to have a “conflict of interest” with us within the meaning of FINRA Rule 5121, or Rule 5121. Therefore, this offering will be conducted in accordance with Rule 5121, which requires that Goldman Sachs (Asia) L.L.C. will not make sales to discretionary accounts without the prior written consent of the account holder and that a qualified independent underwriter, or QIU, as defined in Rule 5121, participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is acting as QIU for this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against certain liabilities incurred in connection with acting as QIU for this offering, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 have been included herein and in this registration statement in reliance upon the report of KPMG Huazhen (SGP), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen (SGP) is located at 8th Floor, Office Tower E2, Oriental Plaza, Beijing, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Tarena International, Inc.:

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarena International, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen (SGP)

Beijing, China

February 18, 2014

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,		Pro Forma December 31,
	Note	2012	2013	2013
		US$	US$	US$ (Note 17)
ASSETS
Current assets:
Cash and cash equivalents (including cash and cash equivalents of VIEs of US$734,283 and US$186,698 as of December 31, 2012 and 2013, respectively)		16,197,220	26,139,255	26,139,255
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of US$4,444,976 and US$530,826 as of December 31, 2012 and 2013, respectively)	3	14,315,529	15,001,222	15,001,222
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of US$376,820 and US$96,980 as of December 31, 2012 and 2013, respectively)	4	3,280,577	3,497,332	3,497,332
Deferred income tax assets (including deferred income tax assets of VIEs of US$133,226 and US$484,699 as of December 31, 2012 and 2013, respectively)	8	462,587	1,546,213	1,546,213

Total current assets		34,255,913	46,184,022	46,184,022
Time deposits		795,482	12,161,617	12,161,617
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of US$847,955 and US$64,325 as of December 31, 2012 and 2013, respectively)	3	2,667,794	415,881	415,881
Property and equipment, net (including property and equipment, net of VIEs of US$1,820,948 and US$974,295 as of December 31, 2012 and 2013, respectively)	5	8,171,723	12,805,567	12,805,567
Other non-current assets (including other non-current assets of VIEs of US$400,666 and US$3,850 as of December 31, 2012 and 2013, respectively)		979,381	2,105,832	2,105,832

Total assets		46,870,293	73,672,919	73,672,919

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of VIEs of US$38,434 and US$16,287 as of December 31, 2012 and 2013, respectively)		80,834	217,451	217,451
Amounts due to a related party	9	90,242	—	—
Income taxes payable (including income taxes payable of VIEs of US$662,451 and US$590,281 as of December 31, 2012 and 2013, respectively)	8	1,519,730	3,012,165	3,012,165
Deferred revenue (including deferred revenue of VIEs of US$2,260,298 and nil as of December 31, 2012 and 2013, respectively)		9,656,111	15,487,494	15,487,494
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of US$736,077 and US$421,531 as of December 31, 2012 and 2013, respectively)	6	3,208,895	6,617,558	6,617,558

Total current liabilities		14,555,812	25,334,668	25,334,668

Other non-current liabilities (including other non-current liabilities of VIEs of US$19,925 and US$20,541 as of December 31, 2012 and 2013, respectively)		182,386	243,555	243,555

Total liabilities		14,738,198	25,578,223	25,578,223

Commitments and contingencies	14	—	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	11	500,000	419,776	—
Series B convertible redeemable preferred shares	11	13,675,585	15,747,869	—
Series C convertible redeemable preferred shares	11	52,923,359	95,211,135	—

Total mezzanine equity		67,098,944	111,378,780	—

Shareholders’ equity (deficit):
Ordinary shares (US$0.001 par value, 90,000,000 shares authorized, 10,851,287 shares and 12,226,558 shares issued and outstanding as of December 31, 2012 and 2013, respectively, pro forma 37,657,389 shares outstanding as of December 31, 2013)	10	10,851	12,226	37,657
Additional paid-in capital		—	—	111,353,349
Accumulated other comprehensive income		484,096	1,634,920	1,634,920
Accumulated deficit		(35,461,796)	(64,931,230)	(64,931,230)

Total shareholders’ equity (deficit)		(34,966,849)	(63,284,084)	48,094,696

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		46,870,293	73,672,919	73,672,919

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
	Note	2011	2012	2013
		US$	US$	US$
Net revenues	7	25,740,897	56,820,281	92,833,660
Cost of revenues(a)		(8,714,051)	(17,762,096)	(29,068,058)

Gross profit		17,026,846	39,058,185	63,765,602
Selling and marketing expenses(a)		(7,676,401)	(16,875,338)	(30,251,656)
General and administrative expenses(a)		(7,832,295)	(9,948,830)	(16,223,871)
Research and development expenses(a)		(1,158,645)	(1,791,515)	(3,807,155)

Operating income		359,505	10,442,502	13,482,920
Interest income		274,954	1,165,155	1,541,175
Interest expense		—	(5,967)	—
Other income		205,338	169,891	1,294,262

Income before income taxes		839,797	11,771,581	16,318,357
Income tax expense	8	(139,115)	(2,219,110)	(2,271,326)

Net income		700,682	9,552,471	14,047,031
Accretion of convertible redeemable preferred shares	11	(10,293,672)	(26,545,560)	(44,360,060)

Net loss attributable to ordinary shareholders		(9,592,990)	(16,993,089)	(30,313,029)

Basic and diluted loss per share	13	(0.77)	(1.57)	(2.77)

Net income		700,682	9,552,471	14,047,031

Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes		240,312	68,415	1,150,824

Comprehensive income		940,994	9,620,886	15,197,855

(a) Includes share-based compensation expense as follows (note 12):

Cost of revenues		(128)	(14)	(17,179)
Selling and marketing expenses		(1,296)	(1,296)	(45,233)
General and administrative expenses		(59,420)	(124,811)	(654,323)
Research and development expenses		(3,366)	(3,310)	(48,011)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Number of Shares	Amount
		US$	US$	US$	US$	US$
Balance as of January 1, 2011	13,580,000	13,580	—	175,369	(6,563,035)	(6,374,086)
Net income	—	—	—	—	700,682	700,682
Foreign currency translation adjustment, net of nil income taxes	—	—	—	240,312	—	240,312
Repurchase and cancellation of ordinary shares from Connion Capital Limited in connection with the issuance of Series C convertible redeemable preferred shares (note 10(a))	(2,728,713)	(2,729)	—	—	(2,506,323)	(2,509,052)
Share-based compensation	—	—	64,210	—	—	64,210
Accretion of convertible redeemable preferred shares	—	—	(64,210)	—	(10,229,462)	(10,293,672)

Balance as of December 31, 2011	10,851,287	10,851	—	415,681	(18,598,138)	(18,171,606)
Net income	—	—	—	—	9,552,471	9,552,471
Foreign currency translation adjustment, net of nil income taxes	—	—	—	68,415	—	68,415
Share-based compensation	—	—	129,431	—	—	129,431
Accretion of convertible redeemable preferred shares	—	—	(129,431)	—	(26,416,129)	(26,545,560)

Balance as of December 31, 2012	10,851,287	10,851	—	484,096	(35,461,796)	(34,966,849)
Net income	—	—	—	—	14,047,031	14,047,031
Conversion of Series A convertible redeemable preferred shares to ordinary shares (note 10 (a))	1,375,271	1,375	78,849	—	—	80,224
Foreign currency translation adjustment, net of nil income taxes	—	—	—	1,150,824	—	1,150,824
Share-based compensation	—	—	764,746	—	—	764,746
Accretion of convertible redeemable preferred shares	—	—	(843,595)	—	(43,516,465)	(44,360,060)

Balance as of December 31, 2013	12,226,558	12,226	—	1,634,920	(64,931,230)	(63,284,084)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Operating activities:
Net income	700,682	9,552,471	14,047,031
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,233,832	2,426,188	4,653,914
Bad debt expense	384,011	419,383	941,065
Loss (gain) on disposal of property and equipment	11,934	(6,634)	66,470
Deferred income tax benefit	(385,042)	(21,191)	(1,052,265)
Share based compensation expense	64,210	129,431	764,746
Foreign currency exchange loss, net	—	—	197,040
Changes in operating assets and liabilities
Accounts receivable	(4,765,236)	(11,004,712)	1,117,160
Prepaid expenses and other current assets	(871,803)	(993,676)	(534,531)
Accrued interest income on time deposits	—	—	(330,579)
Other non-current assets	(232,139)	(421,512)	(472,702)
Accounts payable	108,271	(133,390)	(7,038)
Income taxes payable	300,743	1,113,516	1,422,375
Deferred revenue	1,814,653	5,239,498	5,444,456
Accrued expenses and other current liabilities	541,585	1,055,429	3,393,767
Other non-current liabilities	90,729	88,744	54,642

Net cash provided by (used in) operating activities	(1,003,570)	7,443,545	29,705,551

Investing activities:
Purchase of property and equipment	(2,896,432)	(7,188,777)	(9,108,968)
Proceeds from disposal of property and equipment	2,366	26,209	50,060
Purchase of short term investment	—	—	(11,298,158)
Proceeds from maturity of short term investment	—	—	11,298,158
Purchase of time deposits	(148,582)	(792,104)	(17,286,182)
Proceeds from maturity of time deposits	1,479,625	697,052	6,456,091
Issuance of housing loans to employees	—	(656,954)	(339,623)
Proceeds from repayment of housing loans from employees	—	—	691,492

Net cash used in investing activities	(1,563,023)	(7,914,574)	(19,537,130)

Financing activities:
Proceeds from bank borrowings	—	301,000	—
Repayment of bank borrowings	—	(301,000)	—
Amounts received on behalf of a related party	213,840	668,652	141,329
Repayment of amounts received on behalf of a related party	(50,563)	(745,918)	(232,879)
Advances from a related party	—	308,658	153,386
Repayment of advances from a related party	—	(308,658)	(153,386)
Repurchase of ordinary shares	(2,509,052)	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares	19,974,179	—	—
Payment of issuance cost of Series C convertible redeemable preferred shares	(68,376)	(150,000)	—
Payment of initial public offering costs	—	—	(499,331)

Net cash provided by (used in) financing activities	17,560,028	(227,266)	(590,881)

Effect of foreign currency exchange rate changes on cash	87,362	45,756	364,495
Net increase (decrease) in cash	15,080,797	(652,539)	9,942,035
Cash and cash equivalents at beginning of year	1,768,962	16,849,759	16,197,220

Cash and cash equivalents at end of year	16,849,759	16,197,220	26,139,255

Supplemental disclosure of cash flow information:
Income taxes paid	132,687	1,038,042	1,846,576
Interest paid	—	5,967	—
Non-cash investing and financing activities:
Accrual for purchase of equipment	80,098	86,244	—
Accrual of issuance cost of Series C convertible redeemable preferred shares	150,000	—	—
Conversion of Series A convertible redeemable preferred shares to ordinary shares	—	—	80,224
Accrual of initial public offering costs	—	—	107,866

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Description of business

Tarena International, Inc. (“Tarena International”), through its wholly-owned subsidiaries and consolidated variable interest entities or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing professional education services including professional information technology (“IT”) training courses across the People’s Republic of China (“PRC”). All of the Company’s operations and customers are located in the PRC.

(b)	Organization

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”), and their subsidiaries (collectively, the “Tarena Entities”), in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Tarena Entities were principally engaged in providing professional education services including professional IT training courses in those locations and operated 23 learning centers as of December 31, 2011. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WOFE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.it211.com.cn website and assembled workforce in those learning centers. Because of change in PRC laws and regulations in 2012 which encourages foreign investments in education services, the Company began to transfer most of the operations, including related assets and liabilities of Tarena Entities to the wholly-owned subsidiaries of Tarena International. As of December 31, 2013, all of the learning center operations of Tarena Entities have been transferred to other subsidiaries of Tarena International. The remaining assets and liabilities of Tarena Entities as of December 31, 2013 are expected to be transferred to other subsidiaries of Tarena International in 2014 where practicable.

The registered capital of Beijing Tarena and Shanghai Tarena is RMB2 million and RMB1 million, respectively. All of the equity interests of Tarena Entities are legally held by Mr. Han and a representative from Series A convertible redeemable preferred shareholder. Both individuals are nominee equity holders of Tarena Entities and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements (the “VIE Agreements”), among Tarena International, WOFE, Tarena Entities and their nominee equity holders, the nominee equity holders of Tarena Entities have granted all their legal rights including voting rights and disposition rights of their equity interests in Tarena Entities to Tarena International. The nominee equity holders of Tarena Entities do not participate significantly in income and loss and do not have the power to direct the activities of the Tarena Entities that most significantly impact their economic performance. Accordingly, the Tarena Entities are considered variable interest entities.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, Tarena International has a controlling financial interest in Tarena Entities because Tarena International has (i) the power to direct activities of Tarena Entities that most significantly impact the economic performance of Tarena

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Entities; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Tarena Entities that could potentially be significant to Tarena Entities. Thus, Tarena International is the primary beneficiary of the Tarena Entities.

Under the terms of the VIE Agreements, Tarena International has (i) the right to receive economic benefits that could potentially be significant to Tarena Entities in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Tarena Entities and the right to all undistributed earnings of Tarena Entities; (iii) the right to receive the residual benefits of Tarena Entities through its exclusive option to acquire 100% of the equity interests in Tarena Entities, to the extent permitted under PRC law. Accordingly, the financial statements of Tarena Entities are consolidated in Tarena International’s consolidated financial statements.

Under the terms of the VIE Agreements, Tarena Entities’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to Tarena International. All of the equity (net assets) and net income of Tarena Entities are attributed to Tarena International.

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WOFE provided RMB3 million loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WOFE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equityholder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2023, which can be extended with the written notice of both the WOFE and Tarena Entities before expiration.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted Tarena International, Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Tarena Entities. In addition, Tarena International has the option to acquire the equity interests of Tarena Entities for a specified price equal to the loan provided by the WOFE to the nominee equity holders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Without Tarena International’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Tarena Entities. These agreements will remain effective until all equity interests held in Tarena Entities by the nominee equity holders are transferred or assigned to Tarena International or its designated representatives.

Exclusive Business Cooperation Agreements: The WOFE has the exclusive right to provide, among other things, technical support, business support and related consulting services to Tarena Entities and Tarena Entities agree to accept all the consultation and services provided by the WOFE. Without the WOFE’s prior written consent, Tarena Entities are prohibited from engaging any third party to provide any of the services under this agreement. In addition, the WOFE exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tarena Entities agree to pay a monthly service fee to the WOFE at an amount determined solely by the WOFE after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the WOFE employees providing services to Tarena Entities, the value of

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

services provided, the market price of comparable services and the operating conditions of Tarena Entities. Furthermore, to the extent permitted under the PRC law, the WOFE agrees to provide financial support to Tarena Entities. The term of the agreement will remain effective unless the WOFE terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tarena Entities or the WOFE to renew its respective business license upon expiration. Tarena Entities are not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney: Each nominee equity holder of Tarena Entities appointed the WOFE as the attorney-in-fact to act on all matters pertaining to Tarena Entities and to exercise all of their rights as an equity holder of Tarena Entities, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tarena Entities requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tarena Entities, designate and appoint directors and senior management members. The WOFE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Tarena Entities. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Tarena Entities.

Spousal Consent Letters: The spouses of the nominee equity holders of Tarena Entities executed spousal consent letters to acknowledge that the equity interests in Tarena Entities held by their spouses will be disposed of pursuant to the equity disposal agreement and equity interest pledge agreement and they will not make any assertions in connection with the equity interests in Tarena Entities held by their spouses. They shall be bound by the related VIE agreements and comply with the obligations thereunder as an equity holder of Tarena Entities if they obtain any equity interests in Tarena Entities which are held by their spouses for any reasons.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Tarena Entities’ nominee equity holders pledged all of their equity interests in Tarena Entities to the WOFE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WOFE. If Tarena Entities or any of Tarena Entities’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WOFE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tarena Entities in accordance with legal procedures. The WOFE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in 2013 and will remain binding until Tarena Entities and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of Tarena Entities in good faith.

Tarena International relies on the VIE Agreements to operate and control the Tarena Entities. However, these contractual arrangements may not be as effective as direct equity ownership in providing Tarena International with control over Tarena Entities. Any failure by Tarena Entities or the nominee equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the consolidated financial position and consolidated financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Tarena International’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, Tarena International may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, Tarena International cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the WOFE, its subsidiaries and Tarena Entities;

•	discontinue or restrict the conduct of any transactions between the WOFE, its subsidiaries and Tarena Entities;

•	impose fines, confiscate the income from Tarena Entities, or impose other requirements with which the Company may not be able to comply;

•	require Tarena International to restructure its ownership structure or operations, including terminating the contractual arrangements with Tarena Entities and deregistering the equity pledges of Tarena Entities; and

•	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

If the imposition of any of these government actions causes Tarena International to lose its right to direct the activities of Tarena Entities or its right to receive substantially all the economic benefits and residual returns from Tarena Entities and Tarena International is not able to restructure its ownership structure and operations in a satisfactory manner, Tarena International would no longer be able to consolidate the financial results of Tarena Entities. In the opinion of management, the likelihood of deconsolidation of the Tarena Entities is remote based on current facts and circumstances.

The equity interests of Tarena Entities are legally held by Mr. Han and a representative from Series A convertible redeemable preferred shareholder (the “Representative”) as nominee equity holders on behalf of the Company. Mr. Han and the Representative are also directors of Tarena International. Mr. Han and the Representative each holds 35.4% and 24.4% of the total ordinary shares issued and outstanding as of December 31, 2013, respectively, assuming the conversion of the Series A, Series B and Series C convertible redeemable preferred shares to ordinary shares and the exercise of all outstanding options held by Mr. Han (and his spouse) and the Representative as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities that were included in the accompanying consolidated financial statements as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
	US$	US$
Cash	734,283	186,698
Accounts receivable, net of allowance for doubtful accounts	4,444,976	530,826
Prepaid expenses and other current assets	376,820	96,980
Amounts due from related parties	4,964,323	5,783,142
Deferred income tax assets	133,226	484,699

Total current assets	10,653,628	7,082,345
Accounts receivable, net of allowance for doubtful accounts	847,955	64,325
Property and equipment, net	1,820,948	974,295
Other non-current assets	400,666	3,850

Total assets	13,723,197	8,124,815

Accounts payable	38,434	16,287
Income taxes payable	662,451	590,281
Deferred revenue	2,260,298	—
Accrued expenses and other current liabilities	736,077	421,531
Amounts due to related parties, including amounts due to WOFE for accrued service fees	5,065,667	4,445,366

Total current liabilities	8,762,927	5,473,465
Other non-current liabilities	19,925	20,541

Total liabilities	8,782,852	5,494,006

Amounts due from/to related parties include the amounts due from/to Tarena International and its wholly-owned subsidiaries, which are eliminated upon consolidation.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The financial performance and cash flows of Tarena Entities that were included in the accompanying consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net revenues	19,542,916	18,343,915	8,191,886
Net income (loss)	1,879,527	3,607,731	(1,917,256)
Net cash provided by (used in) operating activities	1,504,341	4,172,858	(1,538,619)
Net cash used in investing activities	(1,981,825)	(933,382)	(470,805)
Net cash provided by (used in) financing activities	637,610	(3,253,753)	1,436,631

All of the assets of Tarena Entities can be used only to settle obligations of Tarena Entities. None of the assets of Tarena Entities have been pledged or collateralized. The creditors of Tarena Entities do not have recourse to the general credit of Tarena International and its wholly-owned subsidiaries. Assets of Tarena Entities that can be used only to settle obligations of Tarena Entities and liabilities of Tarena Entities for which creditors (or beneficial interest holders) do not have recourse to the general credit of Tarena International and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, Tarena International and its wholly-owned subsidiaries provided financial support to Tarena Entities that they were not previously contractually required to provide in the form of advances. To the extent Tarena Entities require financial support, pursuant to the exclusive business cooperation agreements, the WOFE may, at its option and to the extent permitted under the PRC law, provide such support to Tarena Entities through loans to Tarena Entities’ nominee equity holders or entrustment loans to Tarena Entities.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(d)	Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java and C++ training courses. The percentages of the Company’s total net revenues from Java and C++ training courses are as follows:

	Year Ended December 31,
	2011	2012	2013
Java	70.6%	71.3%	59.3%
C++	12.4%	12.5%	12.0%

Total	83.0%	83.8%	71.3%

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)	Significant concentrations and risks (continued)

The Company expects net revenues from these two training courses to continue to represent a substantial portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these two training courses will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

A substantial portion of the Company’s total net revenues are currently derived from learning centers that operate in Beijing. Revenues derived from the learning centers that operate in Beijing accounted for 28.8%, 30.6% and 36.1% of the Company’s total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The Company expects revenues derived from the learning centers that operate in Beijing to continue to represent a significant portion of its total net revenues. Negative factors that adversely affect professional education services in Beijing will have a material adverse effect on the Company’s business, financial condition and results of operations.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Tarena International, its wholly-owned subsidiaries, VIEs and their wholly-owned subsidiaries in which Tarena International is the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, the fair values of financial instruments and share-based compensation awards, the realizability of deferred income tax assets, the accruals for tax uncertainties and other contingencies, the recoverability of the carrying amounts of property and equipment and the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency

The accompanying consolidated financial statements have been expressed in U.S. dollar (“USD”), the Company’s reporting currency. The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is USD. The functional currency of Tarena International’s PRC subsidiaries and consolidated VIEs is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Foreign currency (continued)

Assets and liabilities of entities with functional currencies other than USD are translated into USD using the exchange rate on the balance sheet date. Revenues and expenses are translated into USD at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income within shareholders’ deficit.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d)	Cash, cash equivalents and time deposits

Cash consist of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Time deposits which mature over one year as of the balance sheet date are included in non-current assets.

Cash, cash equivalents and time deposits maintained at banks consist of the following:

	December 31,
	2012	2013
	US$	US$
RMB denominated bank deposits with financial institutions in the PRC	5,725,698	35,234,336
US dollar denominated bank deposits with a financial institutions in the PRC	6,608,923	1,669,384
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	4,632,887	1,378,195
HK dollar denominated bank deposits with a financial institution in HK SAR	—	5,017
RMB denominated bank deposits with a financial institution in HK SAR	—	414

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC and HK SAR with acceptable credit rating.

(e)	Short-term investment

In November 2013, the Company invested US$11,298,158 (equivalent to RMB70 million) in a financial product managed by a bank in PRC. The term of the financial product is thirty days. The financial product matured in December 2013. The Company earned investment income of US$39,930 on the financial product, which was included in other income in the consolidated statements of comprehensive income.

(f)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Accounts receivable (continued)

accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. See note 2 (h). The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the students’ financial condition, the amount of accounts receivables in dispute, the accounts receivables aging and the students’ payment patterns. Account receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when it meets the requirements as a tax deductible item. That is, either the Company can demonstrate all means of collection on the outstanding balances have been exhausted or the balances have been overdue for more than three years.

(g)	Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment is as follows:

Furniture	5 years
Office equipment	3 to 4 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(h)	Revenue recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes (“VAT”) at rates ranging between 3% and 6%, and surcharges. VAT and business tax collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Revenue recognition (continued)

Tuition fees

Educational and professional tuition fees are recognized as revenue ratably over the period of the training course, which primarily range from four to five months. The unearned portion of tuition fees is recorded as deferred revenue.

The Company offers certain qualified students to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on repayment term that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual collection period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate at which the students can obtain financing of a similar nature from other sources at the date of the transaction.

Certification service revenue

The Company provide certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams. The certificates are issued by a government agency to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service.

(i)	Cost of revenues

Cost of revenues consists of payroll and employee benefits, rent expenses of learning centers, depreciation relating to property and equipment used for operating the learning centers, and other operating costs that are directly attributed to the provision of training services.

(j)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were US$2,249,402, US$5,928,454 and US$11,570,458 for the years ended December 31, 2011, 2012 and 2013, respectively.

(k)	Operating lease

The Company leases premises for learning centers and offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements. The lease terms of the Company’s learning centers range between 1 and 10 years. The Company has historically been able to renew all learning centers leases. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

Certain learning centers of the Company sublease a portion of the areas to certain students for their living accommodation. Income from subleases is recognized on a straight-line basis over the term of the lease and recognized as reduction of costs of revenues.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grant of US$0.2 million, US$0.2 million and US$1.3 million was recognized and included in other income for the years ended December 31, 2011, 2012 and 2013, respectively.

(m)	Research and development costs

Research and development costs primarily consist of software developed for internal use. The Company expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated life of the software. No costs were capitalized for any of the periods presented.

(n)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 28.6% to 56.0% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2011, 2012 and 2013, the costs of the Company’s obligations to the defined contribution plans amounted to US$1,533,954, US$3,518,397 and US$5,850,415, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the initial public offering of Tarena International’s ordinary shares (“IPO”). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs as of December 31, 2013 amounted to US$615,793 and were included in other non-current assets.

(q)	Share based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

(r)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

The allowance for off-balance-sheet credit exposures is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to the guarantee under the Student Loan Program. See note 9. The Company evaluates the current status of the payment/performance risk of the guarantee based on periodic evaluations of the actual defaults, estimated future defaults, current understanding of the students’ status and existing economic conditions. At the inception of the guarantee, an amount related to the fair value of the guarantee has been accrued and included in accrued expenses and other current liabilities as of December 31, 2012 and 2013.

(s)	Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to Tarena International ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to Tarena International ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. Tarena International’s Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of Tarena International based on the contractual rights and obligations of these participating securities.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Earnings (loss) per share (continued)

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to Tarena International ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of convertible redeemable preferred shares (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(t)	Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has one operating segment, which is the training segment. All of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Fair value measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Fair value measurements (continued)

The carrying amounts of accounts receivable, housing loans to employees, accounts payable, amounts due to a related party, accrued expenses and other current liabilities as of December 31, 2012 and 2013 approximate their fair value.

The carrying amounts of non-current time deposits as of December 31, 2012 and 2013 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2012 and 2013 are categorized as Level 2 measurement.

(v)	Recently issued accounting standards

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company adopted the new standard on January 1, 2013.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2012	2013
	US$	US$
Accounts receivable:
Gross	20,937,274	18,859,182
Unearned interest	(2,647,645)	(1,139,050)

Total accounts receivable	18,289,629	17,720,132
Less: allowance for doubtful accounts	(1,306,306)	(2,303,029)

Accounts receivable, net	16,983,323	15,417,103

3	ACCOUNTS RECEIVABLE (CONTINUED)

The classification of accounts receivable is as follows:

	December 31,
	2012	2013
	US$	US$
Accounts receivable, net – current portion	14,315,529	15,001,222
Accounts receivable, net – non-current portion	2,667,794	415,881

Total accounts receivable, net	16,983,323	15,417,103

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Balance at the beginning of the year	465,427	882,972	1,306,306
Additions charged to bad debt expense	384,011	419,383	941,065
Foreign currency translation adjustment	33,534	3,951	55,658

Balance at the end of the year	882,972	1,306,306	2,303,029

The aging analysis of our accounts receivable is as follows:

	As of December 31,
	2012	2013
	US$	US$
Aging:
– current	15,250,127	11,032,162
– 1-3 months past due	765,705	2,583,817
– 4-6 months past due	631,049	1,428,159
– 7-12 months past due	950,782	1,454,967
– greater than one year past due	691,966	1,221,027

Total accounts receivable	18,289,629	17,720,132

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013
	US$	US$
Prepaid expenses and other current assets:
Prepaid rental expenses	986,309	1,451,388
Prepaid advertising expenses	484,961	638,143
Staff advances (a)	412,019	164,896
Housing loans made to employees (b)	681,613	345,126
Others (c)	715,675	897,779

Total prepaid expenses and other current assets	3,280,577	3,497,332

(a)	Staff advances are provided to staff for traveling and related expenses and are expensed when incurred.
(b)	The Company provided one-year housing loans to the employees to help them finance their purchase of apartments.
(c)	Others mainly represent textbooks and other miscellaneous prepaid expenses.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2012	2013
	US$	US$
Furniture	433,621	760,434
Office equipment	12,744,195	19,249,724
Leasehold improvements	2,308,813	4,300,909

Total property and equipment	15,486,629	24,311,067
Less: accumulated depreciation	(7,314,906)	(11,505,500)

Property and equipment, net	8,171,723	12,805,567

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Cost of revenues	989,027	2,033,006	4,001,726
Selling and marketing expenses	79,305	128,527	278,094
General and administrative expenses	97,690	196,233	347,904
Research and development expenses	67,810	68,422	26,190

Total	1,233,832	2,426,188	4,653,914

6	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2013
	US$	US$
VAT and other tax payables	802,370	1,250,544
Accrued payroll and employee benefits	1,813,823	3,280,317
Others	592,702	2,086,697

Total	3,208,895	6,617,558

Others mainly represent accrual for communication expenses, postal expenses and other miscellaneous expenses.

7	NET REVENUES

Net revenues consist of the following:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Tuition fee	25,796,897	57,559,681	92,927,773
Certification service fee	631,043	1,177,284	2,001,705
Others	391,347	420,273	897,862
Business taxes and surcharges	(1,078,390)	(2,336,957)	(2,993,680)

Total	25,740,897	56,820,281	92,833,660

Others mainly represent miscellaneous fees, including franchise fee and guarantee fee (see note 9(b)).

8	INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2013, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Under the CIT Law, entities that qualify as “Advanced and New Technology Enterprise” (“ANTE”) are entitled to a preferential income tax rate of 15%. In 2009, the WOFE qualified as an ANTE, which entitled it to the preferential income tax rate of 15% from January 1, 2009 to December 31, 2011. In 2012, the WOFE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2012 to December 31, 2014.

Tarena Software Technology (Hangzhou) Co., Ltd. was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero.

Certain Tarena International’s subsidiaries and branches qualified as “Small Profit Enterprises” in 2011 and 2012, and therefore are subject to the preferential income tax rate of 20%.

According to the approvals from the tax authorities in certain localities in the PRC, Tarena International’s subsidiaries and consolidated VIEs that are based in these localities are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
PRC	3,327,307	11,773,448	16,533,265
Hong Kong	—	(280)	(182,447)
Cayman Islands	(2,487,510)	(1,587)	(32,461)

Total income before income taxes	839,797	11,771,581	16,318,357

Income tax expense consists of the following:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Current income tax expense	524,157	2,240,301	3,323,591
Deferred income tax benefit	(385,042)	(21,191)	(1,052,265)

Total	139,115	2,219,110	2,271,326

8	INCOME TAXES (CONTINUED)

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2011, 2012 and 2013 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2011	2012	2013
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Non-PRC entity not subject to income taxes (a)	74.1%	0.0%	0.3%
Research and development bonus deduction	—	(2.1%)	(3.3%)
Non-deductible selling, general and administrative expenses	21.0%	1.8%	1.6%
Preferential tax rates	(1.2%)	(5.6%)	(9.6%)
Change in valuation allowance	(49.0%)	2.6%	(0.9%)
Deemed profit method differential (b)	(38.3%)	(2.9%)	(0.2%)
Tax rate differential	(15.9%)	0.0%	0.8%
Others	0.9%	0.1%	0.2%

Actual income tax expense	16.6%	18.9%	13.9%

Significant variances year over year as shown above are further explained as follows:

(a)	In 2011, in connection with the issuance of Series C convertible redeemable preferred shares, Tarena International incurred compensation expenses in the amount of US$2,484,493. See note 10 (a).

(b)	The decrease of the effect of deemed profit method differential in 2012 is primarily because profit generated by the entities subject to the deemed profit method constituted a smaller portion of the total income before income taxes for the year ended December 31, 2012 compared with that of 2011.

The principal components of deferred income tax assets are as follows:

	December 31,
	2012	2013
	US$	US$
Deferred income tax assets:
Accounts receivable	816,529	966,148
Tax loss carry forwards	212,674	548,571
Advertising expense	47,227	529,063
Accrued expenses and other current liabilities	117,985	100,548

Total deferred income tax assets	1,194,415	2,144,330
Valuation allowance	(731,828)	(598,117)

Deferred income tax assets, net	462,587	1,546,213

8	INCOME TAXES (CONTINUED)

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Balance at the beginning of the year	806,135	424,967	731,828
Additions of valuation allowance	286,034	427,438	525,061
Reduction of valuation allowance	(697,906)	(122,920)	(678,916)
Foreign currency translation adjustment	30,704	2,343	20,144

Balance at the end of the year	424,967	731,828	598,117

The valuation allowance as of December 31, 2012 and 2013 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries and consolidated VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2013, the Company had tax losses carryforwards of US$2,907,718. Tax losses of US$34,684, US$101,618, US$318,056 and US$2,453,360 will expire, if unused, by 2015, 2016, 2017 and 2018, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax.

Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of US$15,644,773 and US$36,072,588 as of December 31, 2012 and 2013, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Balance at beginning of year	97,411	518,024	1,700,106
Increase related to current year tax positions	505,179	1,600,020	2,843,585
Settlement	(99,848)	(424,220)	(1,539,717)
Foreign currency translation adjustment	15,282	6,282	73,719

Balance at end of year	518,024	1,700,106	3,077,693

US$1,454,148 and US$2,965,958 of unrecognized tax benefits as of December 31, 2012 and 2013, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2011, 2012 and 2013. US$1,292,326 and US$1,613,832 of unrecognized tax benefits as of December 31, 2012 and 2013 were included in income taxes payable. US$182,386 and US$243,555 of unrecognized tax benefits as of December 31, 2012 and 2013 were included in other non-current liabilities. The remaining US$225,394 and US$1,220,306 unrecognized tax benefit as of December 31, 2012 and 2013,

8	INCOME TAXES (CONTINUED)

respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. Management believes that it is reasonably possible that US$2,834,138 unrecognized tax benefits as of December 31, 2013 will be recognized in the next twelve months as a result of such revenue being reported in the income tax filing during the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of Tarena International’s PRC subsidiaries and consolidated VIEs for the years from 2009 to 2013 are open to examination by the PRC tax authorities.

9	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011, 2012 and 2013, the Company entered into related party transactions with Mr. Han, Connion Capital Ltd. (“Connion”) and Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), entities both wholly owned by Mr. Han. The significant related party transactions are summarized as follows:

			Year Ended December 31,
			2011	2012	2013
			US$	US$	US$
Tuition fees paid under the Student Loan Program	(a	)	346,503	7,924,903	8,672,904
Guarantee fee	(b	)	6,087	70,245	90,490
Amounts received under the Student Loan Program	(c	)	(213,840)	(668,652)	(141,329)
Repayment of amounts received under the Student Loan Program	(c	)	50,563	745,918	232,879
Advances from Chuanbang	(d	)	—	(308,658)	(153,386)
Repayment of advances from Chuanbang	(d	)	—	308,658	153,386
Cash collection service fee	(e	)	—	—	64,586
Issuance cost of Series C convertible redeemable preferred shares paid by Connion on behalf of the Company	(f	)	150,000	—	—

The balances due to a related party are summarized as follows:

			December 31,
			2012	2013
			US$	US$
Amounts due to Mr. Han	(c	)	(90,242)	—

Amounts due to a related party			(90,242)	—

Notes:

(a)

Starting from the second half of 2011, the Company began to refer its students who need financial assistance for the payment of their tuition fees to Chuanbang. Chuanbang is a person-to-person or a “peer-to-peer” (P2P) lending intermediary that assists students in obtaining loans to pay for their tuition

9	RELATED PARTY TRANSACTIONS (CONTINUED)

fees by identifying potential third-party individual lenders (the “Student Loan Program”). The third-party lenders remit cash to Mr. Han, who is a representative of Chuanbang, rather than directly to the Company, because the P2P arrangement is between Chuanbang (rather than the Company) and the third party individual lenders. As a P2P lending intermediary and pursuant to the relevant agreements between the two parties, Chuanbang is responsible for processing payments from student borrowers and forwarding those payments to individual lenders. The Company has no direct involvement in or is a party to the P2P arrangement, other than serving as the guarantor of the student loans. The role of the third-party individual lenders is to provide the students with funding of the student loans that are arranged or identified by Chuanbang.

Under the Student Loan Program, before the training courses commence, the students entered into loan agreements with Mr. Han, a designated representative of Chuanbang, to borrow an amount equal to the total amount of the tuition fees. The repayment term of the loan agreements ranges between 12 and 20 months. Shortly thereafter, Mr. Han assigned such loan agreements to third party individual lenders (including certain employees and a director of the Company), with the Company serving as the guarantor of the loan amount. The terms of the assignment agreements between Mr. Han and the third party individual lenders are identical to the terms of the loan agreements between the students and Mr. Han, except that the interest rate charged to the students by Mr. Han is higher than the interest rate charged to Mr. Han by the third party individual lenders. The interest rate differential represents the compensation to Mr. Han for the estimated costs he incurred to originate and will incur to service the student loans as well as the amount payable to the Company for guaranteeing the student loans. Upon the receipt of the cash from the third party individual lenders, Mr. Han remits the cash to the Company on behalf of students for the payment of the students’ tuition fees. In substance, the Company has agreed to guarantee amounts borrowed by the students (indirectly from third-party individual lenders through Mr. Han) to purchase the training services of the Company.

The terms of the guarantee coincide with the terms of loan agreements, which range between 12 and 20 months. If the students default on a payment, the Company would have to perform under the guarantee. However, the Company would have recourse against the students. The maximum amount of undiscounted payments the Company would have to make in the event of default is US$7,367,827 and US$4,448,162 as of December 31, 2012 and 2013, respectively. Upon the inception of the guarantee, the Company recognized a liability based on the estimated fair value of the guarantee. The liability is amortized over the term of the guarantee. The balance of the liability, which is included in accrued expenses and other current liabilities, was US$93,816 and US$18,313 as of December 31, 2012 and 2013, respectively. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2012 and 2013. The Company paid US$78,931 in the fourth quarter of 2013 to discharge its guarantee obligations, which represented cumulative default of repayments by students as of December 31, 2013.

Under the Student Loan Program, upon the receipt of cash from third party individual lenders, Mr. Han remitted US$346,503, US$7,924,903 and US$8,672,904 to the Company on behalf of students for the payment of the students’ tuition fees during the years ended December 31, 2011, 2012 and 2013, respectively.

(b)	Under the Student Loan Program, the Company allocates the total consideration between the fair value of the tuition service and the loan guarantee. Subsequent to the initial recognition, the loan guarantee liability is recognized as guarantee fee revenue over the term of the guarantee on a straight-line basis. US$6,087, US$70,245 and US$90,490 was recognized as guarantee fee revenue and included in other revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

(c)	Under the Student Loan Program, the Company is not required to service the loans indirectly obtained by the students from the third party individual lenders. However, certain students remitted payments to the Company directly instead to Mr. Han. During the years ended December 31, 2011, 2012 and 2013, the Company received cash repayments from students in the amount of US$213,840, US$668,652 and US$141,329. The amount received by the Company on behalf of Mr. Han is recorded in amounts due to Mr. Han. The Company repaid US$50,563, US$745,918 and US$232,879 to Mr. Han during the years ended December 31, 2011, 2012 and 2013, respectively.

9	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Represents advance for prepayment of services received from Chuanbang. During the years ended December 31, 2012 and 2013, the Company received advances in the amount of US$308,658 and US$153,386, respectively from Chuanbang. The Company repaid advances of US$308,658 and US$153,386 during the years ended December 31, 2012 and 2013, respectively, as the services were no longer required.

(e)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 6%~8% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to financial institutions in the PRC. The cash collection service fee was US$64,586 for the year ended December 31, 2013.

(f)	Connion paid US$150,000 of issuance cost of Series C convertible redeemable preferred shares in 2011 on behalf of the Company. The Company repaid the amount in cash to Connion on March 30, 2012.

10	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

On October 8, 2003, Tarena International was established with authorized share capital of US$150,000, or 90,000,000 ordinary shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split) and 60,000,000 preferred shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split).

On December 16, 2008, the Board of Directors of Tarena International approved a 10:1 share split, which increased (i) the total number of authorized ordinary shares of 9,000,000, and issued and outstanding ordinary shares of 1,358,000, to 90,000,000 and 13,580,000, respectively; and (ii) the total number of authorized preferred shares of 6,000,000, and issued and outstanding preferred shares of 1,589,125, to 60,000,000 and 15,891,250, respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

On September 6, 2011, in connection with the issuance of Series C convertible redeemable preferred shares, the Company repurchased 2,728,713 of its ordinary shares from Connion, for a total consideration of US$4,993,545, or US$1.83 per share, and cancelled the shares on the same date. The repurchase price of US$1.83 per share was equal to the issuance price of the Series C convertible redeemable preferred shares. The excess between the repurchase price of the ordinary shares and the fair value of the ordinary shares amounted to US$2,484,493, and was recognized as additional compensation cost in the consolidated statements of comprehensive income.

On April 9, 2013, IDG Technology Venture Investments, LP (“IDG”), the Series A convertible redeemable preferred shareholder, entered into a series of agreements with Mr. Han, Connion, Techedu Limited, a company incorporated in the British Virgin Islands (“BVI”) with limited liability and wholly owned by Mr. Han, and GF Tarena Limited, a third party company incorporated with limited liability under the law of the BVI, pursuant to which IDG sold 1,146,059 and 229,212 of its Series A convertible redeemable preferred shares to Techedu Limited and GF Tarena Limited for a consideration of US$5 million and US$1 million, respectively, or US$4.3628 per share. At the same time, Connion sold 916,848 of its ordinary shares to GF Tarena Limited for a consideration of US$4 million, or US$4.3628 per share. The 1,146,059 Series A convertible redeemable preferred shares purchased by Techedu Limited and 229,212 Series A convertible redeemable preferred shares purchased by GF Tarena Limited were converted to ordinary shares on December 10, 2013. To facilitate the purchase of the Series A convertible redeemable preferred shares, Techedu Limited borrowed a loan in the amount of US$5 million from GF Tarena Limited on April 9, 2013, with an annual interest rate of 19% for a period of 30 months.

10	ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

(b)	Statutory reserves

Under PRC rules and regulations, Tarena International’s PRC subsidiaries and consolidated VIEs (the “PRC Entities”) are required to appropriate 10% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. In addition, private schools (held by the PRC Entities) which require reasonable returns are required to appropriate 25% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory development fund, whereas in the case of private schools which do not require reasonable return, 25% of the annual increase of their net assets. The appropriation to these statutory reserves must be made before distribution of dividends to Tarena International can be made.

For the years ended December 31, 2011, 2012 and 2013, the PRC Entities made appropriations to the statutory reserves of US$192,933, US$1,236,843 and US$1,972,313, respectively. As of December 31, 2012 and 2013, the accumulated balance of the statutory reserves was US$1,702,528 and US$3,674,841, respectively.

11	PREFERRED SHARES

Series A convertible redeemable preferred shares

On January 16, 2004, pursuant to the Series A convertible redeemable preferred shares purchase agreements (“Series A Purchase Agreement”), Tarena International issued 8,571,430 Series A convertible redeemable preferred shares to a third party investor for a total consideration of US$500,000 or US$0.05833 per share (“Series A Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split).

The Company determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series A convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of January 16, 2004. The estimated fair value of the underlying ordinary shares on January 16, 2004 was determined by management based on a retrospective valuation with the assistance of American Appraisal China Limited (“American Appraisal”), an independent valuation firm, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series A convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series A convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series A Original Issuance Price. In addition, each Series A Preferred Share is automatically converted into ordinary shares upon the consummation of a Qualified Public Offering, as defined in the Series A Purchase Agreement.

The contingent conversion price adjustment may provide the holders of the Series A convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, is recognized when the contingency is resolved.

11	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

(ii)	Voting

The holders of Series A convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series A convertible redeemable preferred shares as if all such Series A convertible redeemable preferred shares has been converted to ordinary shares.

(iv)	Liquidation preference

The liquidation preference of the holders of Series A convertible redeemable preferred shares as of December 31, 2013 is as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of September 25, 2008 to August 11, 2011 (the date of the issuance of Series C convertible redeemable preferred shares), the liquidation preference of the holders of Series A convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; (ii) second to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of its issuance (January 16, 2004) to September 25, 2008 (the date of the issuance of Series B convertible redeemable preferred shares), the liquidation preference of the holders of Series A convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the outstanding Series A convertible redeemable preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of Tarena International to the holders of the ordinary shares by reason of their ownership of such shares, an amount equal to the Series A Original Issuance Price plus dividends declared but unpaid on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of

11	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

(iv)	Liquidation preference (continued)

ordinary shares and Series A convertible redeemable preferred shares then outstanding, based on the number of ordinary shares then held by each shareholder on an “if-converted” basis.

(v)	Drag-along rights

Holders of a majority of the Series A convertible redeemable preferred shares have a drag-along right whereby they can require the ordinary shareholders to approve a third-party offer to directly or indirectly purchase all, or substantial all, of the equity interests or assets of the Company, provided that the transaction shall occur on or after the fifth anniversary of the closing of the issuance of the Series A convertible redeemable preferred shares or the transaction shall be at a price per share of not less than US$0.5833 per share (being retroactively adjusted to reflect the effect of the share split). Triggering of this drag-along right results in a deemed liquidation of the Company at the option of a majority of the holders of Series A convertible redeemable preferred shares with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

Consequently, the Series A convertible redeemable preferred shares are classified outside of permanent equity.

Series B convertible redeemable preferred shares

On September 25, 2008, pursuant to Series B convertible redeemable preferred shares purchase agreement, Tarena International issued 5,630,630 Series B convertible redeemable preferred shares to a third party investor for a total consideration of US$5 million or US$0.888 per share (“Series B Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split). On the same date, an outstanding US$1.5 million short term borrowing was exchanged for 1,689,190 shares of Series B convertible redeemable preferred shares (being retroactively adjusted to reflect the effect of the share split).

The Company determined that there was no embedded beneficial conversion feature attributable to the Series B convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series B convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of September 25, 2008. The estimated fair value of the underlying ordinary shares on September 25, 2008 was determined by management based on a retrospective valuation with the assistance of American Appraisal, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series B convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series B convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series B Original Issuance Price. In addition, each Series B convertible redeemable preferred share is automatically converted into ordinary shares upon the written consent of the holders of more than 45% of the then outstanding Series B convertible redeemable preferred shares and the holders of more than 45% of the then outstanding Series A convertible redeemable preferred shares or the consummation of a Qualified Public Offering, as defined in the Series B convertible redeemable preferred shares purchase agreement.

11	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

(i)	Conversion (continued)

The contingent conversion price adjustment may provide the holders of the Series B convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, is recognized when the contingency is resolved.

(ii)	Voting

The holders of Series B convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series B convertible redeemable preferred shares as if all such Series B convertible redeemable preferred shares have been converted to ordinary shares.

(iv)	Liquidation preference

The liquidation preference of the holders of Series B convertible redeemable preferred shares as of December 31, 2013 is as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of September 25, 2008 to August 11, 2011 (the date of the issuance of Series C convertible redeemable preferred shares), the liquidation preference of the holders of Series B convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; (ii) second to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

11	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

(v)	Redemption

If a Qualified Initial Public Offering or a Trade Sale, as defined in the Series B convertible redeemable preferred shares purchase agreement, did not occur by December 31, 2012 (the “Redemption Date”), the holders of Series B convertible redeemable preferred shares had the right to request for redemption any portion of the Series B convertible redeemable preferred shares they held at a price equal to the sum of:

•	an amount equal to 150% of Series B Original Issuance Price; plus,

•	an amount equal to all declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; plus,

•	10% compound interest per annum on 150% of Series B Original Issuance Price for each Series B convertible redeemable preferred share from the date of issuance to the earliest redemption date of the security.

On August 11, 2011, in connection with the issuance of Series C convertible redeemable preferred shares, the Company and holders of Series B convertible redeemable preferred shares agreed to defer the Redemption Date until June 30, 2014.

Series C convertible redeemable preferred shares

On August 11, 2011, pursuant to the Series C convertible redeemable preferred shares purchase agreement (“Series C Purchase Agreement”), Tarena International issued 10,914,852 Series C convertible redeemable preferred shares to a third party investor for a total consideration of US$19,974,179 or US$1.83 per share (“Series C Original Issuance Price”). Total issuance cost of Series C convertible redeemable preferred shares was US$218,376.

The Company determined that there was no embedded beneficial conversion feature attributable to the Series C convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series C convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of August 11, 2011. The estimated fair value of the underlying ordinary shares on August 11, 2011 was determined by management based on a retrospective valuation with the assistance of American Appraisal, a third party valuation firm, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series C convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series C convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series C Original Issuance Price. In addition, each Series C Preferred Share is automatically converted into ordinary shares upon the closing of a Qualified Public Offering, as defined in the Memorandum and Articles of Association or the written consent of 67% of the holders of the Series C convertible redeemable preferred shares as well as the written consent of the holders of more than 45% of the then outstanding Series B convertible redeemable preferred shares and the written consent of the

11	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares (continued)

(i)	Conversion (continued)

holders of more than 45% of the then outstanding Series A convertible redeemable preferred shares for conversion.

The contingent conversion price adjustments may provide the holders of the Series C convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, is recognized when the contingency is resolved.

(ii)	Voting

The holders of Series C convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

The board of directors of Tarena International may approve the payment of dividends at their discretion to the holders of Series C convertible redeemable preferred shares. Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series C convertible redeemable preferred shares as if all such Series C convertible redeemable preferred shares have been converted to ordinary shares.

(iv)	Liquidation preference

The liquidation preference of the holders of Series C convertible redeemable preferred shares is as follows:

In the event of liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

(v)	Redemption

If a Qualified Initial Public Offering or a Trade Sale, as defined in the Series C convertible redeemable preferred shares purchase agreement, does not occur by June 30, 2014 (the “Redemption Date”), the holders of the Series C convertible redeemable preferred shares have the right to request for redemption for all or a portion of the Series C convertible redeemable preferred shares they hold at a price equal to the greater of (i) an amount equal to 137.50% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; or (ii) the fair market value of the Series C convertible redeemable preferred shares as of the most recent year end, as determined by an independent appraiser mutually agreeable to the Company and the holder of the Series C convertible redeemable preferred shares.

11	PREFERRED SHARES (CONTINUED)

Series	C convertible redeemable preferred shares (continued)

(v)	Redemption (continued)

As of December 31, 2012 and 2013, the Company concluded that it was probable that the Series B and Series C convertible redeemable preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series B convertible redeemable preferred shares of US$1,867,497, US$1,804,179 and US$2,072,284 and total accretion of Series C convertible redeemable preferred shares of US$8,426,175, US$24,741,381 and US$42,287,776 were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the years ended December 31, 2011, 2012 and 2013, respectively.

12	SHARE BASED COMPENSATION

Share options

On September 22, 2008, Tarena International adopted the 2008 Share Plan (the “Plan”), pursuant to which Tarena International is authorized to issue share options and other share-based awards to key employees, directors and consultants of the Company to purchase up to 6,002,020 of its ordinary shares (being retroactively adjusted to reflect the effect of the share split) under the Plan. On November 28, 2012, the Company increased the number of ordinary shares authorized for issuance under the Plan to 8,184,990 ordinary shares. Share options issued before September 22, 2008 are also administered under the Plan.

On January 1, 2011 and September 26, 2011, the board of directors of Tarena International approved the grant of options to purchase 124,000 and 1,533,020 ordinary shares of Tarena International to certain employees and directors. These options vest over a five-year period. The option holders can only exercise their vested options upon the occurrence of the earliest of (i) a qualified IPO as defined in the Plan, (ii) a liquidation event as defined in the Company’s Memorandum and Articles of Association, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years. The fair value of Tarena International’s ordinary shares on January 1, 2011 and September 26, 2011 was determined to be US$0.63 and US$0.83 per share, respectively.

On January 1, 2013, the board of directors of Tarena International approved the grant of options to certain employees to purchase 2,029,386 ordinary shares of Tarena International. These options vest over a four year period. The option holders can only exercise their vested options upon the occurrence of the earliest of (i) a qualified IPO as defined in the Plan, (ii) a liquidation event as defined in the Company’s Memorandum and Articles of Association, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years.

On September 16, 2013, the board of directors of Tarena International approved the grant of options to an employee to purchase 30,000 ordinary shares of Tarena International. 25% of the options will be vested at the closing of the Company’s IPO while the remaining 75% will vest over a four-year period, that can only be exercised upon the occurrence of the earliest of (i) a qualified IPO, (ii) a liquidation event, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years.

On September 16, 2013, the board of directors of Tarena International approved the grant of options to an officer to purchase 458,424 ordinary shares of Tarena International. If the Company undertakes any additional round of financing or any other activities to effect an increase of the total shares outstanding on a fully diluted basis before the IPO, the officer will be granted additional share options at the same exercise price. The total number of share options the officer will be granted will be equal to not less than 1% of the Company’s total shares outstanding on a fully diluted basis on the date immediately preceding the closing of

12	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

the Company’s IPO. 25% of the options will be immediately and fully vested at the closing of the Company’s IPO while the remaining 75% will vest over a four-year period, that can only be exercised upon the occurrence of the earliest of (i) a qualified IPO, (ii) a liquidation event, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years. The fair value of Tarena International’s ordinary shares on January 1, 2013 and September 16, 2013 was determined to be US$3.75 and US$5.69 per share, respectively.

A summary of share options activity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2010	4,345,000	0.11

Granted	1,657,020	0.99
Exercised	—	—
Forfeited	(158,000)	0.16
Expired	—	—

Outstanding at December 31, 2011	5,844,020	0.36
Granted	—	—
Exercised	—	—
Forfeited	(205,000)	0.06
Expired	—	—

Outstanding at December 31, 2012	5,639,020	0.37

Granted	2,517,810	1.83
Exercised	—	—
Forfeited	(22,000)	1.83
Expired	—	—

Outstanding at December 31, 2013	8,134,830	0.82	5.28	44,894,757

Vested and expected to vest as of December 31, 2013	6,507,864	0.82	5.28	35,915,806

Exercisable as of December 31, 2013	3,815,000	0.08	1.72	31,492,680

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Expected volatility	45%-46%	—	52%
Expected dividends yield	0%	—	0%
Exercise multiple	2.2	—	2.2
Risk-free interest rate per annum	3.89%-3.93%	—	2.27%-3.38%
Estimated fair value of underlying ordinary shares (per share)	US$0.63-US$0.83	—	US$3.75-US$5.69

Because the Company’s ordinary shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

12	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

The estimated fair value of the underlying ordinary shares on each date of grant prior to September 2013, was determined by management based on a retrospective valuation conducted by American Appraisal. The estimated fair value of the underlying ordinary shares on September 16, 2013 was determined by management based on a contemporaneous valuation conducted by American Appraisal. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

No income tax benefit was recognized in the consolidated statements of comprehensive income as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Weighted average grant date fair value of option per share	0.40	—	2.13
Aggregate grant date fair value of options	668,088	—	5,372,463

As of December 31, 2013, there was approximately US$3,999,803 of total unrecognized compensation cost related to unvested share options that are not contingent upon an IPO of the Company. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 3.71 years.

13	LOSS PER SHARE

Basic and diluted loss per share is calculated as follows:

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net loss attributable to ordinary shareholders for basic and diluted loss per share	(9,592,990)	(16,993,089)	(30,313,029)
Weighted average number of ordinary shares outstanding	12,518,419	10,851,287	10,930,412
Basic and diluted loss per share	(0.77)	(1.57)	(2.77)

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted earnings per share for the years ended December 31, 2011, 2012 and 2013, because their effect is anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
Shares issuable upon exercise of share options	5,844,020	5,639,020	8,134,830
Shares issuable upon conversion of preferred shares	26,806,102	26,806,102	25,430,831

14	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2013 were as follows. The Company’s leases do not contain any contingent rent payment terms.

US$
Year ending December 31,
2014	9,085,166
2015	6,198,028
2016	3,868,210
2017	2,737,012
2018	1,307,011
2019 and thereafter	3,032,375

Total	26,227,802

Gross rent expenses incurred under operating leases were US$2,613,152, US$5,494,341 and US$9,684,871 for the years ended December 31, 2011, 2012 and 2013, respectively. Sublease rental income of US$13,019, US$67,274 and US$114,361 for the years ended December 31, 2011, 2012 and 2013, respectively, were recognized as reductions of gross rental expenses.

15	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2012	2013
	US$	US$
ASSETS
Current assets:
Cash	133,167	52,878
Prepaid expenses and other current assets	25,000	1,537

Total current assets	158,167	54,415
Investments and loans to subsidiaries	31,973,928	47,963,562
Other non-current assets	—	76,719

Total assets	32,132,095	48,094,696

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Commitments and contingencies	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	500,000	419,776
Series B convertible redeemable preferred shares	13,675,585	15,747,869
Series C convertible redeemable preferred shares	52,923,359	95,211,135

Total mezzanine equity	67,098,944	111,378,780

Shareholders’ deficit:
Ordinary shares: US$0.001 par value, 90,000,000 shares authorized, 10,851,287 shares and 12,226,558 shares issued and outstanding as of December 31, 2012 and 2013, respectively	10,851	12,226
Accumulated other comprehensive income	484,096	1,634,920
Accumulated deficit	(35,461,796)	(64,931,230)

Total shareholders’ deficit	(34,966,849)	(63,284,084)

Total liabilities, mezzanine equity and shareholders’ deficit	32,132,095	48,094,696

15	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
General and administrative expenses	(2,513,871)	(83,001)	(57,172)

Operating loss	(2,513,871)	(83,001)	(57,172)
Equity in income of subsidiaries	3,188,192	9,554,058	14,079,492
Interest income	26,361	81,414	24,711

Income before income taxes	700,682	9,552,471	14,047,031
Income tax expense	—	—	—

Net income	700,682	9,552,471	14,047,031
Other comprehensive income
Foreign currency translation adjustment, net of nil income tax	240,312	68,415	1,150,824

Comprehensive Income	940,994	9,620,886	15,197,855

Condensed Statements of Cash Flows

	Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Operating activities:
Net cash used in operating activities	(2,512,153)	(42,825)	(3,570)

Investing activities:
Investments made to subsidiaries	—	(14,671,162)	—
Issuance of loans made to a subsidiary	—	(3,000,000)	—
Repayment of loans from a subsidiary	—	3,000,000	—

Net cash used in investing activities	—	(14,671,162)	—

Financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares	19,974,179	—	—
Repurchase of ordinary shares	(2,509,052)	—	—
Payment of issuance cost of Series C convertible redeemable preferred shares	(68,376)	(150,000)	—
Payment of initial public offering costs	—	—	(76,719)

Net cash provided by (used in) financing activities	17,396,751	(150,000)	(76,719)

Net increase (decrease) in cash	14,884,598	(14,863,987)	(80,289)
Cash at beginning of year	112,556	14,997,154	133,167

Cash at end of year	14,997,154	133,167	52,878

Non-cash investing and financing activities:
Accrual of issuance cost of Series C convertible redeemable preferred shares	150,000	—	—
Conversion of Series A convertible redeemable preferred shares to ordinary shares	—	—	80,224

16	SUBSEQUENT EVENTS

On January 8, 2014, the Company and holders of Series B and Series C convertible redeemable preferred shares agreed to defer the Redemption Date to June 30, 2015.

Management has considered subsequent events through February 18, 2014, which was the date these consolidated financial statements were issued.

17	PRO FORMA FINANCIAL INFORMATION

Each of Tarena International’s Series A, B and C convertible redeemable preferred shares is automatically converted into one ordinary share upon the consummation of a Qualified IPO. The pro forma balance sheet as of December 31, 2013 presents the financial position as if the conversion of the convertible redeemable preferred shares into ordinary shares occurred on December 31, 2013 (excluding effects of offering proceeds).

On a pro forma basis, the carrying amounts of the Series A, Series B and Series C convertible redeemable preferred shares as of December 31, 2013, in the amount of US$419,776, US$15,747,869 and US$95,211,135 respectively are included in shareholders’ equity under ordinary shares and additional paid-in capital.

On a pro forma basis, the effect of the conversion of such convertible redeemable preferred shares for earnings per share purpose (excluding effects of offering) is anti-dilutive for the years ended December 31, 2012 and 2013.

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15,300,000 American Depositary Shares

Tarena International, Inc.

Representing 15,300,000 Class A Ordinary Shares

Goldman Sachs (Asia) L.L.C.	Credit Suisse

Jefferies

Oppenheimer & Co.

Until April 27, 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.